MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Three Months Ended March 31, 2003

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 to the accompanying financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles, or Philippine GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States.

The financial information appearing in this report and in the accompanying financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; and all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying financial statements were made based on the exchange rate of Php53.604 = US$1.00, the volume weighted average exchange rate at March 31, 2003 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report and in our Annual Report on Form 20-F, dated June 25, 2002. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights

	March 31,	December 31,
(in million pesos, except where otherwise indicated)	2003	2002(1)
	(Unaudited)	(Audited)
Consolidated Balance Sheets
Total assets	302,536	303,330
Property, plant and equipment - net	248,909	252,025
Total debt	164,824	168,523
Total stockholders’ equity	90,272	88,088
Debt to equity ratio	1.83x	1.91x

	Three Months Ended March 31,
	2003	2002(2)
Consolidated Statements of Income	(Unaudited)
Operating revenues	22,736	18,674
Operating expenses	15,666	13,382
Net operating income	7,070	5,292
EBIT(3)	6,691	5,442
EBITDA(4)	12,504	11,048
Net income	2,479	1,571
Operating margin	31%	28%
EBITDA margin	55%	59%
Consolidated Statements of Cash Flows
Net cash provided by operating activities	11,686	8,790
Net cash used in investing activities	1,533	4,387
Capital expenditures	1,807	4,159
Net cash used in financing activities	8,491	4,910

_____________

(1)     As restated to reflect the change in accounting policy on preoperating expenses, as described in Note 3 to the accompanying financial statements.

(2)     As restated to reflect the change in revenue recognition for prepaid cards from sales to usage and the change in accounting policy on preoperating expenses, as described in Note 3 to the accompanying financial statements.

(3) EBIT is defined as earnings before minority interest in net income (losses) of consolidated subsidiaries, adding back interest expense and related items and taxes. EBIT should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity.

(4) EBITDA is defined as earnings before minority interest in net income (losses) of consolidated subsidiaries, adding back interest expense and related items, taxes, depreciation and amortization and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity.

EBIT and EBITDA, on a consolidated basis for the three months ended March 31, 2003 and 2002, are derived as follows:

	Three Months Ended March 31,
	2003	2002(a)
(in million pesos)	(Unaudited)
Earnings before minority interest in net income (losses) of consolidated subsidiaries(b)	2,483	1,569
Add: Interest expenses and related items, net of capitalized interest(c)	3,229	3,381
Provision for income tax(b)	979	492
EBIT	6,691	5,442
Add: Depreciation and amortization(b)	5,813	5,606
EBITDA	12,504	11,048

_________________

(a) As restated to reflect the change in revenue recognition for prepaid cards from sales to usage.

(b) See statements of income in the accompanying financial statements.

(c)      See Note 17 to the accompanying financial statements.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

  Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries PLDT Clark Telecom, Inc., Subic Telecommunications Company, Inc., Maranao Telephone Company, Inc. and Bonifacio Communications Corporation, which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global Corporation;

  Wireless — wireless telecommunications services provided through our cellular service provider, Smart Communications, Inc., PLDT’s subsidiary and satellite operators, Mabuhay Philippines Satellite Corporation, ACeS Philippines Cellular Satellite Corporation, and Telesat, Inc.; and

  Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Inc.; Internet access services provided by ePLDT’s subsidiary Infocom Technologies, Inc.; and e-commerce, call centers and IT-related services provided by ePLDT’s other subsidiaries and affiliates, as described in Note 9 to the accompanying financial statements.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated operating revenues, operating expenses and net operating income (loss) for the three months ended March 31, 2003 and 2002. Most of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Three Months Ended March 31,
	2003	%(1)	2002(2)	%(1)
	(Unaudited)
(in million pesos)
Operating Revenues
Fixed line	11,439	50	11,232	60
Wireless	10,940	48	7,324	39
Information and communications technology	357	2	118	1
	22,736	100	18,674	100
Operating Expenses
Fixed line	8,104	36	7,804	42
Wireless	7,130	31	5,366	29
Information and communications technology	432	2	212	1
	15,666	69	13,382	72
Net Operating Income (Loss)
Fixed line	3,335	14	3,428	18
Wireless	3,810	17	1,958	10
Information and communications technology	(75)	–	(94)	–
	7,070	31	5,292	28

________________

(1) Operating expenses and net operating income (loss) are computed as a percentage of operating revenues.

(2) As restated to reflect the change in revenue recognition for prepaid cards from sales to usage.

Consolidated Operating Revenues

Largely driven by the continued strong growth of our wireless business, particularly Smart’s cellular business, our consolidated operating revenues for the first quarter of 2003 increased by Php4,062 million, or 22%, to Php22,736 million from Php18,674 million for the first quarter of 2002. Smart contributed Php10,744 million in revenues for the first quarter of 2003, an increase of 51% over its revenue contribution of Php7,132 million for the same period in 2002. Smart’s revenue contribution accounted for 47% of our consolidated operating revenues for the first quarter of 2003, compared to 38% for the same period in 2002.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Revenues generated from this business in the first quarter of 2003 totaled Php11,439 million, an increase of Php207 million, or 2%, from Php11,232 million in the first quarter of 2002. This increase was due to higher revenues generated from international long distance service and data and other network services, partially offset by decreased revenues from local exchange service, national long distance service and miscellaneous services. As a percentage of our consolidated operating revenues, however, fixed line revenues decreased in the first quarter of 2003 to 50% from 60% in the same period in 2002 due principally to the continued strong growth of our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the three months ended March 31, 2003 and 2002 by service segment:

	Three Months Ended March 31,
	2003	%	2002	%
	(Unaudited)
(pesos in millions)
Fixed line services:
Local exchange(1)	5,248	46	5,504	49
International long distance	3,053	27	2,509	22
National long distance	1,638	14	1,838	16
Data and other network	1,422	12	1,298	12
Miscellaneous	78	1	83	1
Total	11,439	100	11,232	100

________________

(1) 2002 has been restated to reflect the change in revenue recognition for prepaid cards from sales to usage.

Local Exchange Service

Our local exchange service revenues consist of:

  flat monthly fees for our postpaid service;

  installation charges and other one-time fees associated with the establishment of customer service;

  fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network;

  revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards;

  call revenues generated from payphones and coin-operated phones; and

  charges for special features, including bundled value-added services such as call waiting, call forwarding, 3-party conference calling, speed calling and Caller ID.

The following table summarizes key measures of our local exchange service business segment as of and for the three months ended March 31, 2003 and 2002:

	Three Months Ended March 31,
	2003	2002
	(Unaudited)

Consolidated local exchange revenues (in million pesos) (1)	5,248	5,504
Number of fixed lines in service
PLDT Group	2,111,721	2,126,073
PLDT(2)	2,087,237	2,103,510
Number of PLDT employees	11,777	12,869
Number of PLDT fixed lines in service per PLDT employee	177	163

________________

(1) 2002 has been restated to reflect the change in revenue recognition for prepaid cards from sales to usage.

(2) Approximately 88% were postpaid fixed line subscribers as of March 31, 2003 and 2002.

Revenues from our local exchange service for the first quarter of 2003 decreased by Php256 million, or 5%, to Php5,248 million from Php5,504 million for the same period in 2002. The decrease was due to a continuing shift in subscriber preference from postpaid to prepaid services, which generate lower average revenue per subscriber, partially offset by the combined effects of (1) adjustments in our monthly local service rates pursuant to the currency exchange rate adjustment mechanism, and (2) increased local charges paid by cellular operators for calls terminating to our local exchange network. The percentage contribution of local exchange revenues to our total fixed line revenues also decreased in the first quarter of 2003 to 46% from 49% in the same period in 2002.

Gross additions to PLDT's fixed lines in service in the first quarter of 2003 totaled 92,629, an increase of 17% from the gross additions of 78,992 in the first quarter of 2002. On a net basis, however, PLDT’s fixed lines decreased by 5,302 in the first quarter of 2003, as against an increase of 28,401 in the same period in 2002. While fixed line additions totaled 8,258 for PLDT’s prepaid fixed line services, particularly Teletipid and Telesulit, PLDT’s postpaid fixed lines in service declined by 13,560 in the first quarter of 2003.

Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, Teletipid now forms an important part of PLDT's overall churn and credit risk exposure management and subscriber retention strategy. Teletipid phone kits, each containing Php300 worth of pre-stored call credits, are sold for Php1,700 per unit. Prior to May 1, 2002, Teletipid subscribers were charged based on usage at a rate of Php0.50 per minute for local calls and at the same rates applicable to postpaid fixed line subscribers for national and international long distance calls. Effective May 1, 2002, the local call rate was increased to Php1.00 per minute, but the rates for national and international long distance calls remained unchanged.

Launched in February 2002, Telesulit is a premium variant to Teletipid. Telesulit phone kits, each containing Php500 worth of pre-stored call credits, are sold for Php1,900 per unit. Effective February 1, 2003, the local call rate for Telesulit was increased to Php1.00 per minute from Php0.75 per minute, while the national and international long distance rates are the same as those applicable to Teletipid and postpaid fixed line subscribers. Teletipid subscribers migrating to Telesulit are able to retain their telephone numbers.

As of March 31, 2003, PLDT’s active prepaid fixed line subscribers totaled 251,285, of which 116,874 were Teletipid subscribers and 134,411 were Telesulit subscribers. These subscribers accounted for approximately 12% of PLDT’s total fixed lines in service as of March 31, 2003.

A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php300 in the case of Teletipid and Php500 in the case of Telesulit. Reloads are valid for two months. A prepaid fixed line subscriber is disconnected if that subscriber does not reload within four months for Teletipid and within one month for Telesulit after the expiry of the last reload. All sales of prepaid Teletipid and Telesulit cards, whether through dealers or through PLDT's business offices, are non-refundable.

Pursuant to a currency exchange rate adjustment mechanism authorized by the Philippine National Telecommunications Commission, or the NTC, we adjust our monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 = US$1.00. During the first quarter of 2003, we implemented three upward adjustments in our monthly local service rates, as against two downward adjustments during the same period in 2002. The average peso-to-dollar rate in the first quarter of 2003 was Php54.074 = US$1.00, compared to the average of Php51.250 = US$1.00 in the first quarter of 2002. This change in the average peso-to-dollar rate translated to a peso depreciation of 5%, which also resulted in an average net increase of 5% in our monthly local service rates in the first quarter of 2003.

Effective January 1, 2003, local access charges for cellular subscribers’ calls that terminate to our fixed line subscribers increased from Php2.00 per minute to Php2.50 per minute, which will further increase to Php3.00 per minute effective January 1, 2004.

To attract new fixed line subscribers and retain existing ones, PLDT has introduced various value-added services such as Caller ID. Caller ID allows subscribers to identify callers by telephone number, and it is now bundled at special rates with other value-added phone services, such as call waiting, call forwarding, 3-party conference calling and speed calling.

The ratio of PLDT fixed lines in service per PLDT employee improved from 163 at March 31, 2002 to 177 at March 31, 2003. This improvement resulted from the net decrease in PLDT’s headcount. During the twelve months ended March 31, 2003, PLDT’s workforce was reduced by 1,092 employees, or 8%, mainly on account of PLDT’s ongoing manpower reduction program. See Note 17 to the accompanying financial statements for further discussion.

International Long Distance Service

Our international long distance revenues, which we generate through our international gateway facilities, consist of:

  inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls;

  access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

  outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international long distance business for the three months ended March 31, 2003 and 2002:

	Three Months Ended March 31,
	2003	2002
	(Unaudited)

Consolidated international long distance revenues (in million pesos)	3,053	2,509
Inbound	2,481	1,958
Outbound	572	551

International call volumes (in million minutes)
PLDT Group (1)	640	707
Inbound	595	660
Outbound	45	47
Inbound-outbound call ratio	13:1	14:1

PLDT	576	661
Inbound	532	616
Outbound	44	45
Inbound-outbound call ratio	12:1	14:1

________________

(1) Excludes cellular call volumes.

Our consolidated international long distance revenues increased by Php544 million, or 22%, to Php3,053 million in the first quarter of 2003 from Php2,509 million in the same period in 2002, primarily as a result of an increase in average termination rates. Likewise, the percentage contribution of international long distance revenues to our total fixed line revenues improved in the first quarter of 2003 to 27% from 22% in the same period in 2002.

Our revenues from inbound international long distance calls for the first quarter of 2003 increased by Php523 million, or 27%, to Php2,481 million from Php1,958 million for the same period in 2002 due to an increase in PLDT’s average termination rates and the positive impact of the depreciation of the average value of the peso relative to the U.S. dollar, partially offset by the effect of lower inbound call volumes.

Our inbound international long distance call volumes for the first quarter of 2003 decreased by 10% to 595 million minutes from 660 million minutes for the first quarter of 2002 due to the following factors:

  increased competition from alternative means of long distance communications, particularly e-mail, international text messaging and Internet telephony;

  more inbound calls terminating directly to cellular subscribers;

  our policy requiring certain second and third tier international carriers to prepay in order for us to accept their incoming traffic. Although this policy had a negative impact on our inbound international long distance revenues in the first quarter of 2003, we expect that this will help us achieve a more stable revenue base and control uncollectible accounts over the longer term;

  bankruptcy of certain foreign operators; and

  the increase in our average termination rates.

For international long distance calls terminating to its fixed line network, PLDT increased its termination rates from an average of US$0.08 per minute to US$0.12 per minute effective February 1, 2003. On March 10, 2003, the International Bureau of the U.S. Federal Communications Commission, or U.S. FCC, issued an Order on petitions filed separately by AT&T and MCI requiring all U.S. carriers providing direct facilities-based service on the U.S.-Philippines route to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issues a public notice that the affected circuits of U.S. carriers on the U.S.-Philippine route are fully restored. In response to the Order of the International Bureau of the U.S. FCC, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.” On April 9, 2003, we filed with the U.S. FCC an application for review of the International Bureau’s March 10, 2003 Order. See Note 25 to the accompanying financial statements for further discussion. Our revenues derived from international long distance calls have not been materially adversely affected by the Order of the International Bureau of the U.S. FCC because most of the facilities-based traffic originating in the United States is being re-routed through circuits of third parties.

The depreciation of the peso increased our inbound international long distance revenues in peso terms because settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies, that are translated into pesos at the prevailing exchange rates at the time of billing.

Our revenues from outbound international long distance calls for the first quarter of 2003 increased by Php21 million, or 4%, to Php572 million from Php551 million for the same period in 2002. The increase was due to the positive effect of the depreciation of the average value of the peso against the U.S. dollar, partially offset by lower outbound call volumes and reduced average international direct dialing, or IDD, rates brought about by discounts granted to our corporate customers and other large accounts, and lower levels of operator-assisted traffic, which are charged higher rates per minute than IDD calls.

The depreciation of the peso increased our outbound international long distance revenues in peso terms because outbound calls are charged at U.S. dollar rates and billed to our subscribers in pesos at the prevailing exchange rates at the time of billing.

Our outbound international long distance call volumes declined by 4% to 45 million minutes in the first quarter of 2003 from 47 million minutes in the same period in 2002. While our IDD call volumes remained flat, our operator-assisted call traffic declined during the first quarter of 2003, compared to the same period in 2002, as operator-assisted calls have declined due to the popularity of direct dialing and other alternative means of communications such as e-mailing and text messaging.

National Long Distance Service

Our national long distance revenues consist of:

  per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and

  access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

The following table shows our national long distance revenues and call volumes for the three months ended March 31, 2003 and 2002:

	Three Months Ended March 31,
	2003	2002
	(Unaudited)

Consolidated national long distance revenues (in million pesos)	1,638	1,838
National long distance call volumes (in million minutes)
PLDT Group	500	565
PLDT	492	556

Our national long distance revenues decreased by Php200 million, or 11%, to Php1,638 million in the first quarter of 2003 from Php1,838 million in the same period in 2002 due to lower call volumes. Accordingly, the percentage contribution of national long distance revenues to our total fixed line revenues was down to 14% for the first quarter of 2003 from 16% for the same period in 2002.

Our national long distance call volumes decreased by approximately 12% to 500 million minutes in the first quarter of 2003 from 565 million minutes in the same period in 2002. Cellular substitution and the widespread availability and growing popularity of alternative non-voice means of communications, particularly cellular text messaging and e-mail, have negatively affected call volumes.

The decrease in our national long distance revenues in the first quarter of 2003 compared to the same period in 2002 was, however, mitigated by the impact of the following:

  launch of PLDT Premium Phone Services; and

  rate simplification.

PLDT Premium Phone Services allow customers to choose from a range of service applications, such as appointment-booking services for select embassies (including, among others, the U.S. and Australian embassies in the Philippines), spiritual and love counseling, joining television-based game shows, celebrity chatting, downloading and sending of ring tones and logos, televoting, and job postings. PLDT charges an average of Php10 per minute for these premium phone services.

Effective March 1, 2003, the rate for calls terminating to other local exchange carriers increased from a flat rate of Php4.50 per minute to Php5.00 per minute. Previously, this rate ranged from Php3.00 to Php5.00 per minute, depending on distance and time of call, but was later simplified to a flat rate of Php4.50 per minute. Through rate simplification, we aim to simplify our tariff structure in order to enhance the competitiveness of our products and services and increase our operating efficiencies. We adopted these simplified pricing plans with a view to stabilizing our national long distance revenues going forward.

Data and Other Network Services

In the first quarter of 2003, our data and other network services continued to register increasing revenues. This growth segment of our fixed line business generated revenues of Php1,422 million, an increase of Php124 million, or 10%, from the Php1,298 million in the first quarter of 2002. The percentage revenue contribution of this business segment to our total fixed line revenues in the first quarter of 2003, compared to the same period in 2002, remained unchanged at 12%. We expect that demand for, and therefore revenues generated from, these services will continue to grow in the foreseeable future.

Data and other network services we currently provide include:

  traditional bandwidth services — high-speed point-to-point domestic and international digital leased line services;

  broadband/packet-based/Internet-based services — frame relay, asynchronous transfer mode or ATM, Internet protocol-virtual private network or IP-VPN, digital subscriber line or DSL, Internet gateway, and wholesale digital signal level 3 or DS3; and

  other packet-based switching services — Datapac and integrated services digital network, or ISDN.

The foregoing services are used for the following:

  domestic and international communication;

  broadband data transmission services that transmit data over a range of frequencies and/or bandwidth into several narrower bands;

  Internet exchange services that provide Internet service providers with a primary connection to the global Internet to exchange local traffic generated within the Philippines;

  private networking services that use the public Internet as a backbone for private interconnection between different locations;

  switched-based services, provided through a fixed bandwidth transmission facility, that allow establishment of a dedicated connection for the duration of a call; and

  international packet-based services, provided through bilateral arrangements and global alliances, that integrate voice, video and data.

Traditional bandwidth services accounted for 55% of the total revenues from PLDT’s data and other network services for the first quarter of 2003, broadband/IP-based services accounted for 39%, and other services accounted for the remaining 6%, compared to 62%, 35% and 3%, respectively, for the same period in 2002. These percentage changes indicate a continuing shift in data and other network revenues from traditional bandwidth services to broadband/IP-based services. We expect this trend to continue given the growing demand for broadband transmission of voice, data and video due to the continued growth of the Internet, e-commerce and other online services.

In May 2002, PLDT launched a pay-per-use dial-up Internet service under the brand name PLDT Vibe, which is available on a postpaid or prepaid basis to PLDT’s fixed line subscribers. Charges for this service are Php0.25 per minute for off-peak hours, which are from 10:01 p.m. to 6:00 a.m., and Php0.50 per minute for peak hours, which are from 6:01 a.m. to 10:00 p.m. With the launch of PLDT Vibe, PLDT now offers two residential Internet service packages targeting separate markets: PLDT Vibe for light to medium Internet users and myDSL broadband for heavy Internet users. As of March 31, 2003, the number of PLDT’s postpaid fixed line subscribers that signed up for PLDT Vibe was 72,263 while the number of subscribers to PLDT’s myDSL broadband service reached 11,139.

In August 2002, PLDT launched Shops.work, a network solution that allows the electronic linking of retail stores providing, among other features, sales and inventory reports, up-to-date and real-time monitoring of sales and inventory, and on-line access to head offices.

In March 2003, PLDT launched a number of data services, namely: Continuum, iView and Encompass, all under the Brains umbrella. Brains Continuum provides customers the ability to recover from service interruptions and offers network diversity, facility and hosting services in partnership with ePLDT. Brains iView enables customers to monitor the performance of their network, track bandwidth utilization patterns and identify the source of network problems. Brains Encompass provides a one-stop-shop solution for the customers’ managed networking needs, be it a wide area network or local area network.

In April 2003, PLDT introduced a full two-way fixed line text messaging service under the brand name Hype, which allows subscribers to send and receive text messages to and from landline and mobile phones, and is capable of international text messaging. Hype also allows subscribers to join TV network-based and new PLDT-initiated texting services.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. For the first quarter of 2003, these revenues decreased by Php5 million, or 6%, to Php78 million from Php83 million for the same period in 2002, and accounted for approximately 1% of our total fixed line revenues in each of these comparable periods.

Wireless

Our wireless business segment offers cellular services as well as satellite, very small aperture terminal, or VSAT, and other services.

The following table summarizes our consolidated operating revenues from our wireless business for the three months ended March 31, 2003 and 2002 by service segment:

	Three Months Ended March 31,
	2003	%	2002(1)%
	(Unaudited)
(pesos in millions)
Wireless services:
Cellular	10,744	98	7,132	97
Satellite, VSAT and others	196	2	192	3
Total	10,940	100	7,324	100

________________

(1) As restated to reflect the change in revenue recognition for prepaid cards from sales to usage.

Our wireless service revenues increased significantly by Php3,616 million, or 49%, to Php10,940 million in the first quarter of 2003 from Php7,324 million in the same period in 2002 mainly as a result of the continued strong growth in revenues generated from Smart’s cellular service. Accordingly, as a percentage of our consolidated operating revenues, wireless service revenues increased to 48% for the first quarter of 2003 from 39% for the same period in 2002.

Cellular Service

Our cellular service revenues consist of:

  revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards;

  monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, (3) charges for text messages of our GSM service customers in excess of allotted free text messages and (4) charges for value-added services, net of related content provider costs;

  revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service;

  service fees charged to Piltel for using Smart's GSM network for Piltel's Talk 'N Text prepaid cellular service; and

  other charges, including those for reconnection and migration.

Proceeds from the sale of handsets and SIM cards and one-time registration fees are not recorded as part of cellular service revenues. Gains on the sale of handsets and one-time registration fees are offset against selling and promotion expenses, while losses on the sale of handsets and SIM cards are included as part of selling and promotion expenses.

Our cellular service revenues for the first quarter of 2003 amounted to Php10,744 million, an increase of Php3,612 million, or 51%, from Php7,132 million for the same period in 2002. Cellular service revenues accounted for 47% of our consolidated operating revenues for the first quarter of 2003, compared to 38% for the first quarter of 2002. The significant increase in our cellular service revenues was primarily a result of respective 44% and 179% increases in prepaid and postpaid subscribers, partially offset by a 4% drop in blended monthly average revenue per user, or ARPU. Smart’s GSM subscriber base increased by 2,332,023, or 46%, from 5,057,784 at the end of the first quarter of 2002 to 7,389,807 at the end of the first quarter of 2003.

Smart markets nationwide cellular communications services under the brand names Smart Buddy and Smart Gold. Smart Buddy is a prepaid service while Smart Gold is a postpaid service, both provided through Smart's digital GSM network.

The following table summarizes key measures of Smart's cellular business as of and for the three months ended March 31, 2003 and 2002:

	Three Months Ended March 31,
	2003	2002
	(Unaudited)

Cellular revenues (in million pesos)(1)	10,744	7,132
GSM	10,662	7,051
Voice	5,657	3,739
Data	3,992	2,757
Others(2)	1,013	555
Analog	—	33
Others(3)	82	48
Cellular subscriber base	7,389,807	5,274,250
GSM	7,389,807	5,057,784
Prepaid	7,176,196	4,981,156
Postpaid	213,611	76,628
Analog (4)	—	216,466
Prepaid	—	55,725
Postpaid	—	160,741
Systemwide subscriber base(5)	9,368,513	6,976,909
Traffic volumes (in millions)
Calls (in minutes)	831	657
Domestic	573	430
International	258	227
Inbound	224	203
Outbound	34	24
Messages - SMS(6)	5,142	3,814

________________

(1)     2002 has been restated to reflect the change in revenue recognition for prepaid cards from sales to usage.

(2)     Refers to other non-subscriber-related revenues, such as facility service fees from Smart’s revenue-sharing agreement with Piltel and inbound international roaming fees.

(3)     Refers to all other services consisting primarily of revenues from Smart Money Holdings Corporation, Public Calling Offices and SMARTalk payphones, and a small number of leased line contracts.

(4)     Smart closed down its analog/ETACS network in December 2002.

(5)     Includes Piltel’s Talk’N Text subscribers of 1,978,706 and 1,702,659 as of March 31, 2003 and 2002, respectively. Talk’N Text is a prepaid GSM service provided by Piltel using Smart’s GSM network.

(6)     Refers to short messaging service or text messaging.

Voice Services

Smart’s revenues from voice services, which include all voice traffic and value-added services such as voice mail and international roaming, increased by Php1,918 million, or 51%, to Php5,657 million in the first quarter of 2003 from Php3,739 million in the same period in 2002 mainly due to the increase in subscriber base.

Effective January 1, 2003, the rate for calls terminating to fixed line subscribers increased from Php2.00 per minute to Php2.50 per minute, which will further increase to Php3.00 per minute effective January 1, 2004. Effective February 1, 2003, international long distance calls passing through Smart’s cellular network facility terminating to cellular subscribers were charged at a termination rate of US$0.16 per minute, an increase from the previous rate of US$0.12 per minute. See Note 25 to the accompanying financial statements for further discussion. Effective January 1, 2004, calls terminating to cellular subscribers originating from fixed line subscribers will be charged a termination rate of Php4.00 per minute, a decrease from the current rate of Php4.50 per minute.

Data Services

Smart’s revenues from cellular data services, which include all text messaging-related services as well as value-added services, increased by Php1,235 million, or 45%, to Php3,992 million in the first quarter of 2003 from Php2,757 million in the first quarter of 2002. Cellular data services accounted for 37% of Smart's cellular revenues in the first quarter of 2003, compared to 39% in the same period in 2002. In the first quarter of 2003, text messaging-related services contributed revenues of Php3,582 million, compared to Php2,482 million in the same period in 2002, and accounted for 90% of the total wireless data revenues for each of these periods. Revenues from domestic text-related services amounted to Php3,195 million in the first quarter of 2003, compared to Php2,255 million in the first quarter of 2002, representing 80% and 82% of wireless data revenues for these comparable periods, respectively. International text contributed revenues of Php388 million in the first quarter of 2003, up by 71% from Php227 million in the first quarter of 2002. The increase in revenues from text messaging-related services resulted mainly from a 35% increase in volume of text messages to 5,142 million outbound messages during the first quarter in 2003 from the 3,814 million outbound messages handled during the same period in 2002.

Smart zedä contributed revenues of Php187 million in the first quarter of 2003, compared to Php124 million in the same period in 2002. Other value-added services developed by Smart on its own platform contributed total revenues of Php211 million in the first quarter of 2003 and Php147 million in the first quarter of 2002. In the first quarter of 2003 and 2002, Smart also recognized revenues of Php11 million and Php4 million, respectively, from mobile banking, roaming short messaging service, wireless application protocol, and Smart Money.

Facility Services

Smart’s revenues from GSM service for the first quarter of 2003 included facility service fees totaling Php841 million, representing Smart’s 50% share from Talk ‘N Text revenues, net of interconnection fees. Talk ‘N Text is a prepaid service using Smart’s GSM network that is marketed by Piltel pursuant to a facilities service agreement between Smart and Piltel (see Note 15 to the accompanying financial statements for a description of this agreement).

Subscriber Base, ARPU and Churn Rates

Of Smart’s 7,389,807 GSM subscribers as of March 31, 2003, prepaid subscribers accounted for 97% while postpaid subscribers accounted for the remaining 3%. Smart's prepaid GSM subscriber base grew by 44% to 7,176,196 at March 31, 2003 from 4,981,156 at March 31, 2002, whereas Smart's postpaid GSM subscriber base increased by 179% to 213,611 at March 31, 2003 from 76,628 at March 31, 2002. The significant increase in the postpaid subscriber base was a result of Smart’s renewed marketing efforts to attract postpaid subscribers, primarily by offering handsets at subsidized prices.

The following table summarizes Smart's usage-based monthly ARPUs for the three months ended March 31, 2003 and 2002:

	Three Months Ended March 31,
	2003	2002(1)
	(in pesos)
GSM
Prepaid	533	575
Postpaid	2,067	2,033
Blended	575	598
Analog(2)
Prepaid	–	124
Postpaid	–	61
Blended	–	80

________________

(1)     As restated to reflect the change in revenue recognition for prepaid cards from sales to usage.

(2)     Smart closed down its analog network operation in December 2002.

ARPU is computed for each month by dividing the revenues for the relevant services for the month by the average of the number of subscribers at the beginning and the end of the month. ARPU for any period of more than one month is calculated as the simple average of the monthly ARPUs in that period.

Smart’s prepaid service revenues consist mainly of charges for subscribers' actual usage of their prepaid cards. Monthly ARPU for Smart’s prepaid GSM service for the first quarter of 2003 was Php533, compared to Php575 for the same period in 2002. The decline was attributable mainly to the decrease of 11% and 24% in outbound and inbound local traffic per subscriber (covering mobile-to-fixed and mobile-to-mobile traffic), respectively, for the first quarter of 2003. We expect Smart’s prepaid ARPUs to continue to decline over time as Smart expands further into the lower end of the market.

Monthly ARPU for Smart's postpaid GSM service is calculated in a manner similar to that of prepaid service, except that the revenues consist mainly of monthly service fees and charges on usage in excess of the monthly service fees. Monthly ARPU for postpaid GSM subscribers for the first quarter of 2003 was Php2,067, compared to Php2,033 for the first quarter of 2002. Smart's monthly blended ARPU including GSM services, both prepaid and postpaid, for the first quarter of 2003 was Php575, compared to Php598 for the same period in 2002.

Smart's 50% share of Piltel's revenues from Talk ‘N Text under a revenue-sharing agreement between Smart and Piltel are not included in the computations of Smart's ARPUs.

Churn, or the rate at which existing subscribers have their service canceled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the number of subscribers at the beginning and the end of a month, all divided by the number of months in the same period.

A prepaid cellular subscriber is recognized as an active subscriber when that subscriber activates and uses the SIM card in the handset, which already contains Php100 worth of pre-stored air time. Subscribers can then reload by purchasing prepaid call-and-text cards that are sold in denominations of Php300, Php500 and Php1,000 or by purchasing additional air time through their handsets using Smart Money. Reloads are valid for two months. A prepaid GSM account is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. As a result, a subscriber would not be included in our churn rate calculation for up to four to six months after the subscriber may have stopped using the service to make calls or send messages (although the subscriber may continue to receive calls and messages). These effects may cause our calculated churn rate for a period to be lower than the actual rate at which subscribers are ceasing to use Smart's services, and may contribute to more rapid growth in calculated churn following periods of rapid subscriber growth.

For Smart's prepaid GSM subscribers, the average monthly churn rate for the first quarter of 2003 was 3%, remaining the same as the first quarter of 2002. Smart's churn has been influenced by several factors, particularly the sluggishness of the Philippine economy, which negatively affected the ability of some subscribers to afford the service. As part of its initiatives to address churn, Smart introduced PureTxt 100 in August 2002. PureTxt 100 is a text-only card with a denomination of Php100 intended for Smart Buddy subscribers. The card is designed as an alternative for prepaid subscribers who may temporarily be unable to afford cards of higher denominations. Once a PureTxt 100 card is loaded, the incoming and outgoing voice-call capabilities of the subscriber are temporarily deactivated. To reactivate the voice-call capabilities, the subscriber simply needs to reload with a “call-and-text card” in a denomination of at least Php300. PureTxt 100 cards come with a free allocation of 10 text messages and are valid for one month.

The average monthly churn rate for Smart's postpaid GSM subscribers for the first quarter of 2003 was 4%, compared to 3% for the same period in 2002. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Satellite, VSAT and Other Services

Our revenues from satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service. Total revenues from these services for the first quarter of 2003 amounted to Php196 million, an increase of Php4 million, or 2%, from Php192 million for the first quarter of 2002.

Information and Communications Technology

Our information and communications technology business is conducted by ePLDT, a wholly-owned subsidiary of PLDT. ePLDT's principal business is its operation of an Internet data center under the brand name Vitroä. Granted pioneer status as an Internet data center by the Philippine Board of Investments, Vitroä provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall. ePLDT also operates Infocom, our Internet service provider.

ePLDT is also engaged in the call center business through the following subsidiaries:

  Parlance Systems, Inc., a 100%-owned call center facility capable of accommodating 520 seats exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements. Parlance Systems commenced commercial operations in June 2002.

  Vocativ Systems, Inc., a 100%-owned call center facility capable of accommodating 500 seats exclusively for clients of a global provider of customer relationship management services. Vocativ Systems commenced commercial operations in April 2002; and

  Contact World, Inc., a 51%-owned call center facility capable of accommodating 200 seats and providing services that include customer acquisition, retention and growth, customer care and support, receivables management, help desk and technical support to various companies. Contact World commenced commercial operations in June 2001.

ePLDT has also invested in a number of other e-commerce and Internet-related businesses, as described in Note 9 to the accompanying financial statements.

In the first quarter of 2003, our information and communications technology business generated total revenues of Php357 million, an increase of Php239 million, or 203%, from the Php118 million in the same period in 2002. These revenues accounted for 2% of our consolidated operating revenues for the first quarter of 2003, compared to 1% for the same period in 2002. Each of ePLDT’s call center businesses, Infocom, and Vitroä contributed revenues of Php187 million, Php95 million and Php75 million, representing 52%, 27% and 21%, respectively, of the total revenues from our information and communications technology business for the first quarter of 2003. Infocom’s revenue contribution for the first quarter of 2003 represented an increase of Php10 million, or 12%, over its revenue contribution of Php85 million for the first quarter of 2002. Going forward, we expect revenues from our call center business to continue to contribute significantly to our information and communications technology revenues with the full commercial operations of Parlance Systems and Vocativ Systems and the growing demand for call center services.

Consolidated Operating Expenses

Our consolidated operating expenses for the first quarter of 2003, which include Smart's operating expenses of Php6,906 million, increased by Php2,284 million, or 17%, to Php15,666 million from Php13,382 million for the same period in 2002. The increase was due primarily to higher selling and promotion expenses and provision for doubtful accounts associated with our wireless business. As a percentage of our consolidated operating revenues, however, consolidated operating expenses decreased to 69% for the first quarter of 2003 from 72% for the comparable period in 2002.

Fixed Line

Consolidated operating expenses related to our fixed line business for the first quarter of 2003 totaled Php8,104 million, an increase of Php300 million, or 4%, compared to Php7,804 million for the first quarter of 2002. The increase was due mainly to higher cash expenses, particularly rent and compensation and benefits. As a percentage of our total fixed line operating revenues, fixed line-related operating expenses increased to 71% in the first quarter of 2003 from 69% in the same period in 2002.

The following table shows the breakdown of our total consolidated fixed line-related operating expenses for the three months ended March 31, 2003 and 2002 and the percentage of each expense item to the total:

	Three Months Ended March 31,
	2003	%	2002	%
	(Unaudited)
(pesos in millions)
Fixed line services:
Depreciation and amortization(1)	3,293	40	3,253	42
Compensation and benefits	1,901	23	1,792	23
Maintenance	787	10	795	10
Provision for doubtful accounts	776	10	705	9
Selling and promotions	294	4	331	4
Rent	265	4	197	2
Professional and other service fees	236	3	232	3
Taxes and licenses	123	1	133	2
Other operating costs	429	5	366	5
Total	8,104	100	7,804	100

____________

(1) Includes depreciation of capitalized foreign exchange losses from the revaluation of net dollar liabilities of Php1,055 million in the first quarter of 2003 and Php1,042 million in the same period in 2002.

Depreciation and amortization charges increased by Php40 million, or 1%, to Php3,293 million mainly due to (1) an increase of Php27 million in depreciation of our regular asset base primarily resulting from additional completed projects and (2) an increase by Php13 million in depreciation of capitalized foreign exchange losses from the revaluation of our net dollar liabilities, which were incurred in acquiring various telecommunications equipment.

Compensation and benefits increased by Php109 million, or 6%, to Php1,901 million mainly due to collective bargaining agreement-related increases in salaries and benefits of PLDT employees, partially offset by an 8% decrease in headcount due to PLDT’s ongoing manpower reduction program. See Note 17 to the accompanying financial statements for further discussion on PLDT’s manpower reduction program.

Maintenance expenses decreased by Php8 million, or 1%, to Php787 million due primarily to lower maintenance costs for PLDT’s outside and inside plant facilities, partially offset by higher electricity expense that resulted from increased power consumption coupled with increased power rates.

Provision for doubtful accounts increased by Php71 million, or 10%, to Php776 million on account of PLDT Global’s and SubicTel’s higher provisions for anticipated uncollectible accounts from various specifically identified second-tier international telecommunications carriers. PLDT’s provision for doubtful accounts remained flat, representing 6% of its operating revenues in the first quarter of 2003 and 2002.

Selling and promotion expenses decreased by Php37 million, or 11%, to Php294 million mainly as a result of reduced public relations expenses due to lower costs of corporate-themed advertisements and sponsorships of special events and goodwill placements partially offset by PLDT’s promotional activities in relation to the launch of Hype and other Premium Phone Services.

Rent expenses increased by Php68 million, or 35%, to Php265 million mainly due to rental charges for international leased lines, office spaces and equipment incurred by PLDT Global relating to the operation of its points of presence in key cities abroad and higher rentals paid by PLDT to suppliers of customer premises equipment as part of its bundled services to corporate customers.

Professional and other service fees increased by Php4 million, or 2%, to Php236 million because of consultancy fees incurred by PLDT Global relating to the establishment and operation of global points of presence, partially offset by lower advisory, consultancy and payment facility expenses incurred by PLDT as a result of streamlining outsourced services.

Taxes and licenses decreased by Php10 million, or 8%, to Php123 million mainly on account of lower radio licenses and permit fees paid in the first quarter of 2003 than in the first quarter of 2002 and lower real property taxes resulting from the disposal of certain PLDT properties.

Other operating costs increased by Php63 million, or 17%, to Php429 million due primarily to strike-related expenses incurred by PLDT during a 14-day strike by the rank-and-file employees’ union that began on December 23, 2002 and ended on January 6, 2003. The strike was in relation to PLDT’s rationalization of its operator-assisted call-handling units, which operations have dramatically declined over the past years. Other operating costs have remained flat in line with PLDT’s cost-control efforts.

Wireless

Consolidated operating expenses associated with our wireless business for the first quarter of 2003 amounted to Php7,130 million, an increase of Php1,764 million, or 33%, from Php5,366 million for the first quarter of 2002. A significant portion of this increase was attributable to Smart’s increased provision for doubtful accounts, taxes and licenses and selling and promotion expenses . As a percentage of our wireless operating revenues, operating expenses associated with our wireless business decreased to 65% for the first quarter of 2003 from 73% for the same period in 2002.

The following table summarizes our consolidated wireless-related operating expenses for the three months ended March 31, 2003 and 2002 and the percentage of each expense item to the total:

	Three Months Ended March 31,
	2003	%	2002	%
	(Unaudited)
(pesos in millions)
Wireless services
Depreciation and amortization(1)	2,417	34	2,296	43
Selling and promotions	1,959	27	1,183	22
Compensation and benefits	723	10	672	13
Rent	532	7	477	9
Maintenance	469	7	296	5
Provision for doubtful accounts	348	5	92	2
Taxes and licenses	145	2	80	1
Professional and other service fees	134	2	114	2
Other operating costs	403	6	156	3
Total	7,130	100	5,366	100

_____________

(1) Includes depreciation of capitalized foreign exchange losses from the revaluation of net dollar liabilities of Php252 million in the first quarter of 2003 and in 2002.

Depreciation and amortization charges increased by Php121 million, or 5%, to Php2,417 million mainly due to an increase of Php481 million in depreciation charges resulting from an increase in Smart’s depreciable asset base owing to continuing network expansion and upgrade. The increase in these charges was partially reduced by the absence of any depreciation for Smart’s analog network assets in the first quarter of 2003, compared to Php360 million of depreciation for these assets in the first quarter of 2002. Smart’s analog network assets were fully depreciated as of December 31, 2002.

Selling and promotion expenses increased by Php776 million, or 66%, to Php1,959 million mainly due to Smart’s substantial increase in prepaid phone kit/SIM pack sales in the first quarter of 2003. Smart’s average subscriber acquisition cost, or SAC, for prepaid subscribers in the first quarter of 2003 was Php703, a decrease of 49% from Php1,374 in the first quarter of 2002. Commissions to dealers accounted for the highest percentage of prepaid SAC at 63% and 79% in the first quarter of 2003 and 2002, respectively. On the other hand, postpaid SAC in the first quarter of 2003 was Php9,443, an increase of 76% from Php5,354 in the first quarter of 2002 reflecting Smart’s renewed marketing efforts to attract postpaid subscribers. Handset subsidies accounted for 87% and 75% of postpaid SAC in the first quarter of 2003 and 2002, respectively. Effective August 1, 2002, Smart changed its mode of payment for dealer commissions from prepaid air time cards to cash and reduced the maximum commission paid from a range of Php1,000-Php1,300 (depending on the volume purchased) to Php800 per prepaid phone kit sold. An additional 1% rebate is given on cash purchases.

Compensation and benefits increased by Php51 million, or 8%, to Php723 million primarily due to increased headcount and increased salaries and benefits of Smart’s employees. Smart's employee headcount increased from 4,856 as of March 31, 2002 to 5,252 as of March 31, 2003 mainly due to the integration of Telecommunications Specialists, Inc., or TSI, personnel into Smart, following Smart’s purchase of TSI’s assets on December 1, 2002. TSI was previously Smart’s largest dealer.

Rental expenses increased by Php55 million, or 12%, to Php532 million on account of higher site rental cost incurred by Smart for its growing number of cell sites and base stations in line with its network expansion and increased operational requirements for satellite, microwave link and circuit facilities. As of March 31, 2003, Smart had 2,236 GSM cell sites and 2,953 base stations, compared with 1,791 GSM cell sites and 2,405 base stations as of March 31, 2002.

Maintenance expenses increased by Php173 million, or 58%, to Php469 million due to higher site utility, security, repairs and other maintenance-related expenses associated with the expansion and upgrade of Smart’s cellular network equipment.

Provision for doubtful accounts increased by Php256 million, or 278%, to Php348 million mainly due to accounts of Smart. In respect of carriers, Smart’s provision increased by Php87 million to Php147 million for the first quarter of 2003 from Php60 million for the same period in 2002. In respect of subscriber accounts, Smart’s provision increased by Php162 million to Php191 million for the first quarter of 2003 from Php29 million for the first quarter in 2002 mainly on account of an increase in Smart’s postpaid subscriber base and Smart’s adoption of a more stringent provisioning policy.

Taxes and licenses increased by Php65 million, or 81%, to Php145 million mainly due to an increase in Smart’s municipal licenses and taxes, input taxes and NTC supervision and regulation fees. See Note 21 to the accompanying financial statements for a discussion relating to NTC supervision and regulation fees.

Professional and other service fees increased by Php20 million, or 18%, to Php134 million mainly as a result of increased legal and technical service fees incurred by Smart.

Other operating costs increased by Php247 million, or 158%, to Php403 million primarily due to increases in Smart’s various other operating expenses, such as insurance, facility usage fees, travel and transportation, and communications expenses.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business for the first quarter of 2003 totaled Php432 million, an increase of Php220 million, or 104%, from Php212 million for the same period in 2002. The increase was due principally to the full commercial operations of ePLDT and its newly formed subsidiaries. As a percentage of our information and communications technology operating revenues, operating expenses related to our information and communications technology business decreased to 121% in the first quarter of 2003 from 180% in the same period in 2002. The three largest expense items related to our information and communications technology business in the first quarter of 2003 were compensation and benefits, depreciation and amortization, and maintenance, representing 27%, 24% and 19%, respectively, of our total operating expenses related to this business. In comparison, the three largest expense items related to our information and communications technology business in the first quarter of 2002 were depreciation and amortization, compensation and benefits, and rent, representing 27%, 23% and 13%, respectively, of related total operating expenses.

Net Operating Income

Our consolidated net operating income for the first quarter of 2003 was Php7,070 million, an increase of Php1,778 million, or 34%, from Php5,292 million for the first quarter of 2002. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved by three percentage points to 31% in the first quarter of 2003 from 28% in the same period in 2002.

Fixed Line

For the first quarter of 2003, our fixed line business segment contributed an operating income of Php3,335 million, lower by Php93 million, or 3%, than the Php3,428 million for the same period in 2002 as the 2% growth of our fixed line operating revenues was insufficient to cover the 4% increase in our fixed line-related expenses. On a non-consolidated basis, the net operating income contribution of this business segment for the first quarter of 2003 decreased by Php34 million, or 1%, to Php3,260 million from Php3,294 million for the same quarter in 2002 as the 1% growth of our fixed line revenues was likewise inadequate to offset the 2% increase in our fixed line-related expenses.

Wireless

Our wireless business segment recorded an operating income of Php3,810 million in the first quarter of 2003, an increase of Php1,852 million, or 95%, over Php1,958 million registered in the first quarter of 2002. This significant improvement was due to a substantial increase of Php1,885 million in Smart's operating income contribution for the first quarter of 2003 which reached Php3,838 million from Php1,953 million for the same period in 2002.

Information and Communications Technology

In the first quarter of 2003, our information and communications technology business segment incurred an operating loss of Php75 million, down by Php19 million, or 20%, from the Php94 million operating loss posted for the same period in 2002. These operating losses reflect the start-up nature of ePLDT’s businesses and those of ePLDT’s subsidiaries.

Other Expenses – Net

The following table shows our consolidated other expenses – net for the three months ended March 31, 2003 and 2002:

	Three Months Ended March 31,
	2003	2002
	(Unaudited)

(in million pesos)
Interest expense and related items	3,499	3,767
Capitalized interest	(270)	(386)
Subtotal	3,229	3,381
Interest and other income – net	(111)	(623)
Other expenses	490	473
Total	3,608	3,231

On a consolidated basis, our other expenses, net of other income, increased by Php377 million, or 12%, to Php3,608 million for the first quarter of 2003 from Php3,231 million for the same period in 2002 due to the combined effects of:

  a decrease in interest expense and related items, net of capitalized interest, of Php152 million mainly attributable to (1) the decrease in Smart and Mabuhay Satellite’s interest expenses by Php147 million and Php34 million, respectively, due to lower debt balances, (2) lower interest rates mainly on foreign currency-denominated loans bearing fluctuating interest rates. These decreases were partially offset by a net increase of Php22 million in PLDT’s interest expense and related items resulting from the revaluation of dollar-denominated liabilities using an average exchange rate of Php54.074 = US$1 in the first quarter of 2003 compared to an average of Php51.250 = US$1 in the first quarter of 2002, which increase was partially offset by the combined effects of lower interest rates, particularly LIBOR, and PLDT’s repayments of various loans.

  a decrease in interest and other income of Php512 million mainly due to a net gain in 2002 from PLDT’s termination of an interest rate swap agreement (there was no corresponding gain in 2003); and

  an increase of Php17 million in other expenses due to increases in (1) manpower reduction cost by Php212 million (see Note 17 to the accompanying financial statements for further discussion on PLDT’s manpower reduction program) and (2) hedging cost by Php171 million as PLDT increased the hedged portion of its debt to 39% in the first quarter of 2003 from 18% in the first quarter of 2002. These increases were partially offset by a decrease in equity in net losses of investees (including goodwill amortization and provision for permanent decline in value of investment) of Php377 million resulting from provision for permanent decline in value of PLDT’s investments in Piltel totaling Php350 million in the first quarter of 2002, while no such provision was recognized in 2003 due to the full write-down of PLDT’s investment in Piltel in December 2002.

Income Before Income Tax and Minority Interest

Our income before income tax and minority interest in net income (losses) of consolidated subsidiaries in the first quarter of 2003 was Php3,462 million, representing an increase of Php1,401 million, or 68%, from Php2,061 million in the first quarter of 2002. On a non-consolidated basis, however, income before income tax and equity share in net income of our subsidiaries decreased by Php607 million, or 71%, to Php252 million in the first quarter of 2003 from Php859 million in the same period in 2002.

Our consolidated provision for income tax in the first quarter of 2003 increased by 99%, to Php979 million from Php492 million in the first quarter of 2002. However, on a non-consolidated basis, our provision for income tax decreased by Php183 million, or 74%, to Php64 million in the first quarter of 2003 from Php247 million in the same quarter in 2002.

In the first quarter of 2003, our effective corporate tax rates on a consolidated and non-consolidated basis were 17% and 3%, respectively. Our effective corporate tax rates were lower than the 32% statutory corporate tax rate due to differences between our consolidated and non-consolidated income as shown in our financial statements and our taxable income. These differences arose from the following:

  the effect of a three-year income tax holiday granted to Smart by the Philippine Board of Investments in connection with the pioneer status it awarded to Smart's GSM network expansion project;

  income already subjected to final tax; and

  equity in net income of our subsidiaries, which has already been subjected to tax and therefore, as income to PLDT, is no longer subject to income tax.

Smart's three-year income tax holiday, which will expire in May 2004, applies to the incremental income generated from its GSM network expansion. We expect our consolidated effective tax rate to increase following the expiration of Smart’s tax holiday.

Net Income

As a result of the factors discussed above and after taking into account our equity in net income of investees amounting to Php2,291 million, our consolidated net income for the first quarter of 2003 was at Php2,479 million, representing an increase of Php908 million, or 58%, over our restated consolidated net income of Php1,571 million for the same period in 2002. This substantial increase was largely due to Smart’s net income contribution of Php2,769 million for the first quarter of 2003, a significant improvement of 96% from Smart’s net income contribution of Php1,410 million for the same quarter in 2002.

PLDT's net income for the first quarter of 2003, before taking into account its equity share in net income of investees, was Php188 million, representing a decrease of Php424 million, or 69%, compared to the Php612 million for the same period in 2002. The decrease was attributable to PLDT’s (1) manpower reduction cost of Php227 million for the three months ended March 31, 2003 (see Note 17 to the accompanying financial statements for further discussion on PLDT’s manpower reduction program) and (2) hedge cost of Php224 million as PLDT increased the hedged portion of its debts from 18% in the first quarter of 2002 to 39% in the first quarter of 2003.

Basic and diluted earnings per share of common stock increased to Php12.12 and Php11.21, respectively, in the first quarter of 2003 from basic and diluted earnings per share of Php6.91 and Php6.77, respectively, in the first quarter of 2002, after giving retroactive effect to stock dividend declarations.

Liquidity and Capital Resources

The following table shows our consolidated and non-consolidated cash flows for the three months ended March 31, 2003 and 2002 (unaudited) as well as consolidated and non-consolidated capitalization and other selected financial data as of March 31, 2003 (unaudited) and December 31, 2002 (audited):

	Consolidated		Non-Consolidated
	Three Months Ended March 31,		Three Months Ended March 31,
	2003	2002	2003	2002
	(Unaudited)
(in million pesos)
Cash Flows
Net cash provided by operating activities	11,686	8,790	5,237	4,982
Net cash used in investing activities	1,533	4,387	765	1,059
Capital expenditures	1,807	4,159	648	769
Net cash used in financing activities	8,491	4,910	5,751	4,387

	Consolidated		Non-Consolidated
	March 31,	December 31,	March 31,	December 31,
	2003	2002	2003	2002
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
(in million pesos)
Capitalization
Notes payable	882	760	722	719
Current portion of long-term debt	19,087	19,176	11,857	11,962
Long-term debt - net of current portion	144,855	148,587	125,543	127,362
Total debt	164,824	168,523	138,122	140,043
Stockholders’ equity	90,272	88,088	90,272	88,088
	255,096	256,611	228,394	228,131
Other Financial Data
Cash and cash equivalents	12,571	10,876	2,899	4,165
Property, plant and equipment - net	248,909	252,025	189,059	190,722
Total assets	302,536	303,330	261,515	262,415
Net debt	152,253	157,647	135,223	135,878

Since 2002, PLDT has pursued a number of liability management initiatives with the objectives of further improving the balance between its cash flows and debt service requirements and reducing its overall indebtedness.

Through these initiatives, PLDT was able to successfully raise the necessary external financing to fund its operating, investing and debt service requirements for 2002. On January 25, 2002, PLDT signed two loan agreements with Kreditanstalt fur Wiederaufbau, or KfW, which provided PLDT with a refinancing facility of US$149 million. On May 2, 2002, PLDT completed a global offering of notes in the aggregate amount of US$350 million with a simultaneous tender offer for its 8.5% Notes due 2003 and 10.625% Notes due 2004, which closed on May 15, 2002. On July 26, 2002, PLDT signed a loan agreement with Japan Bank for International Cooperation, or JBIC, for a JP¥9,760 million credit facility under JBIC’s overseas investment loan program. On September 4, 2002, PLDT signed a US$145 million syndicated multicurrency term loan facility, which is intended to refinance part of the principal amounts outstanding under two existing term loans falling due in 2003.

As of March 31, 2003, non-consolidated cash and cash equivalents amounted to Php2,899 million, while our consolidated cash and cash equivalents totaled Php12,571 million. Principal sources of consolidated cash and cash equivalents in the first quarter of 2003 were cash flows from operations amounting to Php11,686 million, drawings from existing long-term credit facilities aggregating Php1,245 million, and net equity funds raised through PLDT's subscriber investment plan totaling Php40 million. These funds were used principally for capital outlays of Php1,807 million, including capitalized interest of Php270 million; debt principal payments of Php6,091 million; and interest payments of Php2,838 million charged to operations.

Operating Activities

On a consolidated basis, net cash flows from operating activities in the first quarter of 2003 increased by Php2,896 million, or 33%, to Php11,686 million from Php8,790 million in the first quarter of 2002.

A growing portion of our consolidated cash flow is generated by our wireless and data businesses, which accounted for 48% and 6%, respectively, of our consolidated operating revenues for the first quarter of 2003, compared to 39% and 7%, respectively, for the first quarter of 2002. Revenues from our local exchange service accounted for 23% of our consolidated operating revenues for the first quarter of 2003, down from 29% for the same period in 2002.

Our dependence on national long distance service for revenues has decreased over the past several years owing mainly to cellular substitution. In the first quarter of 2003, this service accounted for 7% of our consolidated operating revenues, down from 10% in the first quarter of 2002.

PLDT's contribution to our consolidated cash flows from operations in the first quarter of 2003 was Php5,237 million, representing an increase of Php255 million, or 5%, from Php4,982 million in the first quarter of 2002. The increase was due to a reduction in PLDT’s working capital requirements as a result of improved efficiency in receivable collection, partially offset by an increase in level of settlements of certain outstanding liabilities during the first quarter of 2003, compared to the same period in 2002.

Our subsidiaries, particularly Smart, made significant contributions to our cash from operations. In the first quarter of 2003, Smart generated cash from operations of Php5,733 million, or 49% of our consolidated cash flows from operations. Smart’s strong cash flows reflect the continuing strong performance of its cellular business. However, Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of certain of its lenders. Smart obtained waivers from Finnvera, the export credit agent for Smart’s GSM Phase 1, 2 and 3 loan facilities, and other lenders to permit it to pay dividends to PLDT on December 16, 2002 of Php1,540 million. On April 24, 2003 and May 7, 2003, Smart received the approvals from Finnvera and its other relevant lenders for additional dividend payments to PLDT for an amount not to exceed 70% of Smart’s net income for 2002, subject to the receipt by Finnvera of an endorsement by its re-insurer and Smart’s compliance with all of the financial covenants under these agreements. We cannot assure you that Smart will be able to obtain these waivers or other waivers in the future, or what amounts, if any, Smart would be permitted or financially able to distribute.

As of March 31, 2003, related party liabilities included (1) PLDT’s payables to Smart amounting to Php1,995 million, representing interconnection fees; (2) Piltel’s liabilities to Smart totaling Php1,134 million, representing various fees under the facilities, customer services and administrative support and management services agreements as well as a revenue-sharing agreement between Smart and Piltel; and (3) Piltel’s liabilities to PLDT amounting to Php775 million, representing interconnection charges. For a detailed discussion of these related party transactions, see “Related Party Transactions” in this report and Note 15 to the accompanying financial statements.

Investing Activities

On a consolidated basis, net cash used in investing activities in the first quarter of 2003 of Php1,533 million was lower by Php2,854 million, or 65%, compared to Php4,387 million in the first quarter of 2002. This decline was primarily the result of Smart's significantly lower capital spending. Similarly, net cash used in investing activities on a non-consolidated basis decreased by Php294, or 28%, to Php765 million in the first quarter of 2003 from Php1,059 million in the same period in 2002 on account of PLDT’s lower capital outlays.

Our consolidated capital expenditures in the first quarter of 2003 totaled Php1,807 million, representing a significant reduction of Php2,352 million, or 57%, from Php4,159 million in the first quarter of 2002 primarily due to Smart’s and PLDT’s reduced capital spending. Smart's capital spending of Php1,094 million in the first quarter of 2003 was used to further expand and upgrade its GSM and transmission network facilities to increase capacity and coverage in respect of basic and advanced cellular services. PLDT's capital spending of Php648 million was principally used to finance the expansion of its fixed line data and network services. ePLDT and its subsidiaries’ capital spending of Php10 million was used to fund its Internet data center, other Internet-related business initiatives, and call center business investments. Other subsidiaries’ capital spending totaled Php55 million.

Under the Letter of Support, PLDT provided to Piltel Php2,317 million (US$48 million) in 2000, Php2,039 million (US$41 million) in 2001, and Php571 million (US$11 million) in 2002. Drawings under the PLDT Letter of Support are converted into U.S. dollars at the prevailing exchange rates at the time of the investment. There were no drawdowns in the first quarter of 2003 and 2002. As of March 31, 2003, the remaining undrawn balance under the Letter of Support was US$50 million. If, among other things, Piltel's financial and operating performance were to deteriorate or any amounts were required to be paid to Piltel's unrestructured creditors in cash to settle their claims (aggregate principal of US$8 million as of March 31, 2003), additional drawings under the Letter of Support would likely be required to provide all or a portion of the funds needed by Piltel. We cannot assure that additional amounts will not have to be drawn under the Letter of Support nor can we predict when the remaining undrawn balance under the Letter of Support will be exhausted. Piltel is currently in discussion with certain holders of its convertible bonds and is seeking to restructure such debt on the terms and conditions of Piltel’s debt restructuring plan. However, there is no assurance that Piltel and the bondholders who have not participated in the debt restructuring plan will be able to reach an agreement to resolve the default and address the notice of acceleration.

For 2003, we anticipate lower capital expenditures and reduced equity investments. Our 2003 budget for consolidated capital expenditures is Php16,000 million, of which Php7,000 million is budgeted to be spent by PLDT for its fixed line data and network services and Php9,000 million is budgeted to be spent by Smart for further expansion and upgrading of its GSM network. As of March 31, 2003, we spent approximately Php1,807 million for capital expenditures in 2003.

Financing Activities

On a consolidated basis, we used net cash of Php8,491 million for financing activities in the first quarter of 2003, compared to Php4,910 million in the first quarter of 2002. On a non-consolidated basis, net cash used in financing activities in the first quarter of 2003 was Php5,751 million, compared to Php4,387 million in the same period in 2002. The higher net cash used in financing activities in the first quarter of 2003 was mainly attributable to debt repayments by PLDT in line with its ongoing debt reduction program. On a stand-alone basis, Smart’s financing activities in the first quarter of 2003 used net cash of Php2,266 million for debt amortization, compared to Php254 million in 2002.

Debt Financing

Additions to our consolidated long-term debt during the first quarter of 2003 totaled Php1,245 million, consisting of PLDT's drawings totaling Php1,158 million, primarily from loan facilities extended and/or guaranteed by various export credit agencies, and Smart's drawings of Php87 million, under its loan facilities with HypoVereinsbank and Credit Lyonnais.

Our consolidated indebtedness as of March 31, 2003 was Php164,824 million, representing a decrease of Php3,697 million, or 2%, compared to Php168,523 million as of December 31, 2002. This decrease was mainly due to the reductions of Php1,921 million and Php1,498 million in PLDT’s and Smart’s indebtedness, respectively. PLDT’s non-consolidated indebtedness decreased by 1% to Php138,122 million as of March 31, 2003 from Php140,043 million as of December 31, 2002, due to PLDT’s debt payments in line with the thrust to reduce PLDT’s overall indebtedness. Smart's indebtedness as of March 31, 2003 was Php21,393 million, a decrease of 7% from Php22,891 million as of December 31, 2002.

As of March 31, 2003, PLDT had undrawn committed dollar-denominated long-term credit facilities in the aggregate amount of US$253 million, inclusive of the US$80 million undrawn portion of the US$149 million KfW refinancing facility and the undrawn US$145 million multicurrency refinancing facility. Smart also had undrawn committed dollar-denominated long-term credit facilities in the aggregate amount of US$106 million, which includes a US$100 million five-year term loan facility supported by Nippon Export and Investment Insurance obtained by Smart in November 2002. In addition, Smart still has available facilities under its US$50 million Framework Agreement with HypoVereinsbank up to a maximum aggregate amount of US$43 million.

After giving effect to the anticipated application of existing refinancing facilities, the scheduled maturities of our outstanding long-term debt as of March 31, 2003 are as follows:

	Consolidated	Non-consolidated
Maturity	(in million pesos)

2003(1)	14,625	9,486
2004	22,304	15,034
2005	28,533	21,198
2006	26,025	20,372
2007 and onwards	72,455	71,310

________________

(1)  April 1, 2003 through December 31, 2003.

Approximately Php91,487 million principal amount of our consolidated outstanding long-term debt as of March 31, 2003 is scheduled to mature over the period 2003 to 2006. Of this amount, approximately Php66,090 million is attributable to PLDT, Php21,042 million to Smart, and the remainder to Mabuhay Satellite, MaraTel and ePLDT.

On January 25, 2002, PLDT signed two loan agreements with KfW that provide PLDT with a new US$149 million facility to refinance in part the repayment installments due under its existing loans from KfW due from January 2002 to December 2004. The facility consists of two nine-year loans, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. As of March 31, 2003, drawings under this facility totaled US$69 million (Php3,720 million).

On May 2, 2002, PLDT issued 10.625% Notes due 2007 in the aggregate principal amount of US$100 million and 11.375% Notes due 2012 in the aggregate principal amount of US$250 million. The net proceeds from this debt issue were used mainly (1) to repurchase US$63 million principal amount of 8.5% Notes due 2003 and US$117 million principal amount of 10.625% Notes due 2004 through our tender offer, and US$10 million principal amount of 10.625% Notes due 2004 and US$6 million principal amount of 9.875% Notes due 2005 from the open market and (2) to prepay or repay various loans in the aggregate amount of US$125 million, of which US$53 million (JP¥6,260 million) pertained to the Japanese yen term loan maturing in June 2003 and US$52 million pertained to the US$150 million term loan maturing in December 2003. The remaining proceeds were used to prepay or repay PLDT’s short-term and other medium-term debts.

On July 26, 2002, PLDT signed a loan agreement with JBIC for a JP¥9,760 million credit facility under JBIC’s Overseas Investment Loan program. This fully drawn facility will amortize beginning March 21, 2005 and will mature on March 21, 2008.

On September 4, 2002, PLDT signed an agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility, which has been split into two tranches to be drawn in June and December 2003, is intended to refinance a portion of the JP¥12,359 million and US$52 million principal amounts outstanding as of March 31, 2003 under a Japanese yen syndicated term loan and a U.S. dollar term loan, respectively, both falling due in 2003. This new syndicated facility will amortize semi-annually beginning June 2004 and will mature in December 2006.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

  interest coverage ratio, calculated on a non-consolidated basis, excluding PLDT’s equity share in net income of investees, of not less than 150%, 180% or 200%;

  total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 through March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

  long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis, ranging from not more than 1.1:1 to not more than 3.0:1;

  current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1;

  debt service coverage ratio of at least 1.1:1; and

  debt to free cash flow ratio of not more than 6.0:1 from March 31, 2003 to June 30, 2003, not more than 5.5:1 from September 30, 2003 to June 30, 2004, not more than 5.0:1 from September 30, 2004 to June 30, 2005, not more than 4.5:1 from September 30, 2005 to June 30, 2006, and not more than 4.0:1 from September 30, 2006 onwards.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis. These include:

  long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

  total debt to EBITDA of not more than 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter; and

  current ratio of not less than 0.75:1 to 0.9:1.

For purposes of deriving appraised value of equity/tangible net worth, we determined the revaluation surplus in respect of PLDT’s properties. PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value based on the December 29, 1997 exchange rate of Php40.116 to US$1.00. As of December 31, 1997, the sound value was Php225,966 million and the revaluation surplus was Php82,723 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of March 31, 2003 and December 31, 2002, the revaluation surplus on PLDT’s 1997 appraised properties still in service, net of a 5% disallowance factor, amounted to Php43,347 million and Php44,984 million, respectively.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors, including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increases in reference interest rates, and general market conditions. Since approximately 97% of PLDT's long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. The peso declined by approximately 5% against the U.S. dollar to an average of Php54.074 = US$1.00 in the first quarter of 2003 from an average of Php51.583 = US$1.00 for the year 2002. In the first quarter of 2002, the peso depreciated by 0.5% to an average of Php51.250 = US$1.00 from Php51.009 = US$1.00 for the year 2001. At March 31, 2003, the exchange rate was Php53.604 = US$1.00, equivalent to a 0.7% depreciation of the peso relative to the rate at the end of 2002.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other subsidiaries and associates in assisting in complying with non-consolidated covenants.

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio of (x) PLDT's non-consolidated after-tax net income, excluding equity share in net income or losses of investees, after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to (y) the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of (x) our after-tax net income for the 12 months immediately preceding the calculation date after (1) adding back interest charges, depreciation, amortization and other non-cash charges (including equity in the net income or losses of investees but excluding provision for doubtful accounts) and provision for income tax, and (2) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity in the net income or losses of investees and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (1) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (2) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of (x) PLDT's total indebtedness (not including amounts payable by PLDT to Piltel under the Letter of Support) to (y) net income for the preceding 12 months, after adding back interest accrued on all indebtedness, depreciation, amortization and other non-cash charges (including equity in net income or losses of investees, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Debt service coverage ratio is the ratio of (x) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from subsidiaries and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in subsidiaries for the 12 months immediately preceding the calculation period plus (3) PLDT’s closing cash balance of the last day of the calculation date to (y) the sum of the projected interest charges and principal debt repayments (excluding debt to be repaid with a refinancing facility) during the 12 months following the calculation date.

Debt to free cash flow ratio is the ratio of (x) PLDT’s debt less PLDT’s closing cash balance of the last day of the calculation period to (y) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from subsidiaries and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in subsidiaries for the 12 months immediately preceding the calculation date.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of (x) PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to (y) the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of (x) non-consolidated current assets to (y) non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

  incurring additional indebtedness;

  prepaying other debt;

  making investments;

  extending loans;

  extending guarantees or assuming the obligations of other persons;

  paying dividends or other distributions, or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

  disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

  entering into management contracts providing for the management of its business or operations by a third party;

  creating any lien or security interest;

  permitting set-off against amounts owed to PLDT;

  merging or consolidating with any other company;

  entering into transactions with shareholders and associates; and

  entering into sale and leaseback transactions.

Under the terms of PLDT's 10.625% Notes due 2007 and 11.375% Notes due 2012, PLDT is required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT's ability to (1) incur debt in the event its ratio of debt to EBITDA (calculated on a non-consolidated basis, except under certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5 to 1 on or prior to December 31, 2003, 5.0 to 1 from January 1, 2004 to December 31, 2004 and 4.5 to 1 thereafter and (2) pay dividends, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain restrictions, these covenants also restrict our ability to sell assets and to use the proceeds of these asset sales.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (1) the aggregate of NTT Communications' and First Pacific's direct and indirect voting interest in PLDT's outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT's outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency then maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

Under the terms of PLDT’s JPY9,760 million loan from JBIC, in the event of any proposed sale or transfer of PLDT's stock that would result in NTT Communications holding less than 14.95% of PLDT's voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (1) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT or (2) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart's GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under the terms of PLDT’s US$145 million multicurrency term loan facility agreement, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change of control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change of control offer in the event that (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency then maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

PLDT’s debt instruments contain customary and other defaults that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These defaults include:

  cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument. In some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

  failure by PLDT to meet certain financial ratio covenants referred to above;

  the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;

  the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;

  the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;

  the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

  other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Financing Requirements

We believe that our available cash, including cash flow from operations and drawings from existing and anticipated credit facilities, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months. Further, as described above, we completed a number of initiatives under our liability management program in 2002 to meet our debt service requirements in the short and medium term.

We continue to pursue various initiatives and financing transactions with the objective of further improving the balance between our cash flows and debt service requirements and reducing our overall indebtedness. In addition, PLDT has reduced its capital expenditures and investments, suspended dividend payments to common shareholders and increased its application of available cash to reduce its indebtedness. Further, we currently expect to benefit from increasing revenue and cash flow contributions from our subsidiaries, particularly Smart. Smart obtained the necessary waivers of loan covenant restrictions that permitted it to distribute dividends to PLDT of Php1,540 million on December 16, 2002. On April 24, 2003 and on May 7, 2003, Smart received the approvals from Finnvera and from its other relevant lenders for additional dividend payments to PLDT in an amount not to exceed 70% of Smart’s net income for 2002, subject to the receipt by Finnvera of an endorsement by its re-insurer and Smart’s compliance with all of the financial covenants under these agreements. Further waivers would be required for payment of additional dividends in future periods. On October 10, 2002, PLDT signed a receivables purchase facility under which PLDT received an advance payment of US$50 million. We intend to secure additional financings from banks and other institutional lenders. Our ability to continue to refinance our debts and the terms on which such refinancing can be obtained will depend on our successful financial and operating performance, conditions affecting the Philippine and international financial markets, the Philippine peso-to-U.S. dollar exchange rate, our credit ratings and other factors, many of which are beyond our control. An inability to repay or refinance our debts could materially and adversely affect our results of operations and financial condition and could result in default on such debts and cross-default and acceleration of substantially all of our other debts.

Credit Ratings

Our credit ratings may significantly affect the terms of our prospective financings, particularly financing costs. On April 30, 2003, Moody’s Investors Service changed its outlook on PLDT to stable and affirmed its credit rating of "Ba3" and preferred stock rating of “B2”. On April 22, 2003, Standard & Poor's Ratings Group affirmed its “BB” rating and stable outlook on PLDT. On October 21, 2002, Moody’s Investors Service and Fitch Ratings also affirmed PLDT’s corporate credit rating at “Ba3”. Earlier, PLDT's corporate credit ratings had been downgraded by Standard & Poor's Ratings Group to "BB-" in November 2001, by Moody's Investors Service to "Ba3" in January 2002, and by Fitch Ratings and Duff & Phelps to "BB-" in February 2002. However, none of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

On October 29, 2002, Philippine Rating Services Corporation, or PhilRatings, a credit rating agency in the Philippines, announced its “PRS 1” rating for PLDT’s Php2 billion short-term commercial paper issue for which the registration was approved by the Philippine Securities and Exchange Commission on February 6, 2003. PRS 1 is the highest rating possible on PhilRatings’ scale for short-term securities and is based on the issuer’s “strongest capability for timely payment of debt on both principal and interest.” See “Other Information — Issuance of PLDT’s Php2 Billion One-Year Peso Notes” in this report for a related discussion.

Off-Balance Sheet Arrangement

On October 10, 2002, PLDT entered into a Receivables Purchase Deed with a foreign institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. The Purchaser will have no recourse to PLDT should the eligible carrier fail or refuse to settle the assigned/purchased receivables, except if PLDT commits a breach on its representations and warranties under the Receivables Purchase Deed. For the three months ended March 31, 2003, receivables sold under the Receivables Purchase Deed amounted to US$3 million (Php165 million).

Equity Financing

Through our subscriber investment plan, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the service connection charges collected from subscribers, PLDT was able to raise Php40 million in the first quarter of 2003 and Php289 million in the same period in 2002.

Cash dividend payments in the first quarter of 2003 amounted to Php368 million, compared to Php447 million in the first quarter of 2002, all of which were paid solely to preferred shareholders of PLDT. Since June 2001, PLDT has not paid any cash dividends to its common shareholders.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as of March 31, 2003:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
		(in million pesos)
Long-term lease obligations	7,801	1,612	4,295	1,340	554
Unconditional purchase obligations(1)	10,161	715	2,194	2,160	5,092
Other long-term obligations	20,531	—	—	—	20,531
Total	38,493	2,327	6,489	3,500	26,177

_____________

(1)  Under the Air Time Purchase Agreement with ACeS International Limited, the amount disclosed in the table above for payments due within 1 year reflects a reduction in PLDT’s required payments agreed under a Standstill Agreement, while the amounts disclosed for payments due from 2 years onwards are based on the original Air Time Purchase Agreement.

Long-term Lease Obligations

Transponder Lease Agreement. On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, which was amended on May 10, 2000. This agreement has a term of ten years commencing on December 18, 1997, unless terminated earlier in accordance with the terms thereof. For 2002, the annual basic rent for the transponders was US$18 million. As of March 31, 2003, PLDT’s aggregate remaining obligation under this agreement was approximately Php4,060 million.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of March 31, 2003, PLDT’s aggregate remaining obligation under these agreements amounted to approximately Php978 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation for submarine cable repair and related services for the maintenance of PLDT's domestic fiber optic network submerged plant for a period of five years up to July 4, 2005. Under this agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of March 31, 2003, PLDT’s aggregate remaining obligation under this agreement was approximately Php310 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for 10 to 25 years expiring at various dates. As of March 31, 2003, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php146 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As of March 31, 2003, PLDT’s aggregate obligation under this agreement was approximately Php81 million.

Other Long-term Lease Obligations. We have various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited. PLDT is a party to a Founder NSP Air Time Purchase Agreement, or ATPA, with ACeS International Limited, or AIL, which was amended in December 1998, under which PLDT is granted the exclusive right to sell AIL services in the Philippines. In exchange, PLDT is required to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on the date of commercial operations of the satellite. In the event AIL’s aggregate billing revenues is less than US$45 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

In March 2003, PLDT, together with the founder shareholders, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original ATPA. In lieu of these payments, the parties agreed to fix the amount of air time usage fees for 2003 for unlimited use of air time. PLDT’s obligation under the Standstill Agreement amounts to US$3.8 million for 2003. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised ATPA before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

As of March 31, 2003, PLDT’s aggregate remaining minimum obligation under this agreement was approximately Php9,852 million.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the Internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$1.2 million, which was subsequently reduced to US$0.9 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee totaling US$0.5 million during the first year and US$0.3 million in each year thereafter. As of March 31, 2003, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php70 million.

Other Unconditional Purchase Obligations. PLDT has various purchase contracts for periods ranging from two to three years covering the use of fraud management system and satellite hub and remote VSAT network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As of March 31, 2003, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Piltel’s Series K, Class I Convertible Preferred Stock pursuant to the debt restructuring of Piltel. Of these PLDT issued preferred shares, 99% of Series V, close to 100% of Series VI and 100% of Series VII Convertible Preferred Stock were issued on June 4, 2001. In 2002, PLDT issued additional 30,100 shares of Series V Convertible Preferred Stock and 14,087 shares of Series VI Convertible Preferred Stock in exchange for a total of 220,935 shares of Series K, Class I Convertible Preferred Stock of Piltel. Upon receipt of tax clearance from the Bureau of Internal Revenue on March 3, 2003, PLDT issued 92,413 more shares of its Convertible Preferred Stock in exchange for 462,065 shares of Piltel’s Series K, Class I Convertible Preferred Stock. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for Php1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of March 31, 2003, 145,320 shares of Series V Convertible Preferred Stock and 523,843 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. The aggregate value of the put option based on outstanding shares as of March 31, 2003 was Php20,531 million, of which Php13,418 million is payable on June 4, 2008 and Php7,113 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares was Php3,492 million, based on the market price of PLDT’s common stock of Php315 per share as of March 31, 2003.

Commercial Commitments

As of March 31, 2003, our outstanding commercial commitments, in the form of letters of credit, amounted to Php3,515 million. These commitments will expire within a year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM phone network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training, and handing over of the GSM network. In 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM phone network. As of March 31, 2003, unavailed portion under this MPO amounted to US$65 million.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations.

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk Management

At March 31, 2003, the Philippine peso depreciated against the U.S. dollar to Php53.604 = US$1.00 from Php53.254 = US$1 at December 31, 2002. In contrast, at March 31, 2002, the Philippine peso appreciated against the U.S. dollar to Php51.096 = US$1.00 from Php51.690 = US$1.00 at December 31, 2001. In the first quarter of 2003, PLDT capitalized net foreign exchange losses of Php910 million, as compared to the capitalization of net foreign exchange gains of Php1,135 million in the first quarter of 2002. Of these losses and gains, losses of Php819 million in the first quarter of 2003 and gains of Php1,568 million in the same period in 2002 were attributable to foreign currency-denominated liabilities used to finance our capital investments and were therefore recorded as additions to the carrying value of the related property accounts.

The following table shows our consolidated and non-consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as of March 31, 2003 and December 31, 2002:

	March 31, 2003(1)		December 31, 2002(2)
	U.S. dollars	Pesos	U.S. dollars	Pesos
	(Unaudited)		(Audited)
		(in millions)
Consolidated
Assets
Cash and cash equivalents	US$80	Php4,304	US$76	Php4,033
Accounts receivable	160	8,599	148	7,910
	240	12,903	224	11,943
Liabilities
Accounts payable	37	1,986	56	2,969
Accrued expenses and other current liabilities	170	9,122	165	8,782
Notes payable	6	322	6	320
Long-term debt	2,875	152,854	2,957	156,398
Deferred credits and other noncurrent liabilities	50	2,693	50	2,676
	3,138	166,977	3,234	171,145
Net foreign currency-denominated liabilities	US$2,898	Php154,074	US$3,010	Php159,202
Non-Consolidated
Assets
Cash and cash equivalents	US$46	Php2,454	US$49	Php2,602
Accounts receivable	118	6,313	116	6,158
	164	8,767	165	8,760
Liabilities
Accounts payable	6	342	23	1,220
Accrued expenses and other current liabilities	46	2,476	47	2,476
Notes payable	6	322	6	320
Long-term debt	2,510	133,314	2,558	135,158
Deferred credits and other noncurrent liabilities	50	2,693	50	2,676
	2,618	139,147	2,684	141,850
Net foreign currency-denominated liabilities	US$2,454	Php130,380	US$2,519	Php133,090

________________

(1)     The exchange rate used was Php53.604 = US$1.00.

(2)     The exchange rate used was Php53.254 = US$1.00.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As of March 31, 2003, approximately 97% of our long-term consolidated and non-consolidated debts were denominated in foreign currencies. Of our foreign currency-denominated debts, 7% and 8% are in Japanese yen, on a consolidated and non-consolidated basis, respectively, and the balance in U.S. dollars. Thus, a weakening of the peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 60% and 61% of our consolidated and non-consolidated debts, respectively), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the peso against the U.S. dollar drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see “Liquidity and Capital Resources — Financing Activities — Covenants” above and Note 12 to the accompanying financial statements.

To manage foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency options and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks, and hedges to cover all of our exposure are not currently nor readily available.

Specifically, we use forward foreign exchange contracts and foreign currency swap contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. As of March 31, 2003, outstanding forward foreign exchange contracts of PLDT amounted to US$170 million and JP¥3,072 million and Smart amounted to US$124 million. Also as of March 31, 2003, PLDT had outstanding principal-only long-term cross-currency swap contracts totaling US$725 million, while Smart had a cross-currency swap contract amounting to US$88 million.

In March 2003, PLDT utilized structures incorporating currency options to hedge the maturing principal on its 2003 and 2004 fixed rate notes. As of March 31, 2003, PLDT had outstanding currency option contracts amounting to US$125 million.

For further discussions of these contracts, see Note 23 to the accompanying financial statements.

Interest Rate Risk Management

From time to time and on a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. As of March 31, 2003, however, PLDT had no outstanding interest rate swap agreement.

We make use of hedging instruments and structures solely for reducing or eliminating financial risks associated with our liabilities and not for trading or speculative purposes.

Effect of Peso Depreciation

In the first three months of 2003 and 2002, our operating revenues which have been received in U.S. dollars or in respect of which we have been able to adjust our service fees to reflect changes in the peso-to-dollar exchange rate exceeded our U.S. dollar-linked operating expenses. As a result, the depreciation of the peso against the dollar over this period had a positive net impact on our operating profit. However, since substantially all of our indebtedness is denominated in U.S. dollars, such depreciation has also increased our interest expense in peso terms and increased the peso amounts of our U.S. dollar-denominated indebtedness. PLDT has capitalized its foreign exchange losses in respect of its U.S. dollar-denominated indebtedness, and net income in future periods is expected to be negatively affected as a result of higher depreciation expense resulting from such capitalization. Our cash flows are negatively affected by the higher peso cost of repaying U.S. dollar-denominated debts, and our ability to comply with financial covenants and ratios is negatively affected by the increase in the amount of our debts and our interest expenses in peso terms.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, while decreases in the relative value of the peso have had a significant effect on us, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in the first quarter of 2003 was 3.1%, compared to 3.6%, in the same quarter of 2002.

OTHER INFORMATION

Issuance of PLDT’s Php2 Billion One-Year Peso Notes

On April 28, 2003 and May 14, 2003, PLDT issued, at a discount, Php1,600 million and Php400 million One-Year Peso Notes, respectively, under its Php2.0 billion Peso Notes program registered with the Philippine Securities and Exchange Commission, or SEC. Net proceeds of the issue totaled Php1,836 million. PLDT targeted retail investors for this issue in order to further diversify its funding sources.

The Peso Notes program, which was approved by the Philippine SEC in February 2003, has been given a "PRS 1" rating by PhilRatings, an affiliate of Standard & Poor’s. PRS1 is the highest rating possible on PhilRatings' scale for short-term securities and is assigned to issues with "the strongest capability for timely payment of debt on both principal and interest".

Launch of Smart’s Products and Services

On April 17, 2003, Smart introduced a new postpaid brand, addict mobile. This service offers exclusive multimedia content to subscribers and features personalized menus for Internet surfing as well allowing subscribers to apply their allocated free credits towards their choice of data and value-added services.

On May 11, 2003, Smart introduced SmartLoad, an over-the-air electronic loading facility designed to make reloading of air time credits more convenient for and accessible to consumers. These over-the-air loads are packaged in smaller denominations, with correspondingly shorter validity periods.

Related Party Transactions

In the ordinary course of business, companies belonging to the PLDT Group are engaged in arm’s-length intercompany transactions. We believe that the terms of these transactions are comparable with those available from unrelated parties.

  Telecommunications services provided within the PLDT Group — interconnection agreements among/between PLDT, Smart, Piltel, Clark Telecom, Subic Telecom, MaraTel and PLDT Global under terms similar with those of other telecommunications providers outside the PLDT Group.

  Transponder Lease Agreement between PLDT and Mabuhay Satellite — an agreement pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. Rentals under this agreement totaled Php194 million and Php230 million for the three months ended March 31, 2003 and 2002, respectively. PLDT’s outstanding obligations under this agreement amounted to Php30 million as of March 31, 2003 and Php269 million as of December 31, 2002.

  Facilities Management Agreement between PLDT and Piltel — an agreement under which PLDT undertakes the management, operation and maintenance of Piltel’s regional telecommunications facilities as well as Executive Order No. 109 network operations and services, including fixed line build-out installations, public calling offices, payphone facilities, and the systems required to support these services. Management fees under this agreement totaled Php21 million and Php24 million for the three months ended March 31, 2003 and 2002, respectively. PLDT’s outstanding receivables under this agreement amounted to Php279 million as of March 31, 2003 and Php258 million as of December 31, 2002.

  Facilities Management Agreement between Subic Telecom and Piltel — an agreement under which Subic Telecom manages the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. Management fees under this agreement totaled Php5 million and Php6 million for the three months ended March 31, 2003 and 2002, respectively. Subic Telecom’s outstanding receivables under this agreement amounted to Php4 million as of March 31, 2003 and Php2 million as of December 31, 2002.

  Agreements between Smart and Piltel — agreements relating to the integration of Smart’s and Piltel’s operations under which Smart undertakes to manage Piltel’s facilities, customer services and administrative support and management services. Fees under these management agreements totaled Php168 million and Php160 million for the three months ended March 31, 2003 and 2002, respectively. Under these agreements, Smart had outstanding receivables of Php715 million as of March 31, 2003 and Php569 million as of December 31, 2002. In addition, Smart also entered into a facilities service agreement with Piltel under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses. Facility fees under this service agreement totaled Php841 million and Php784 million for the three months ended March 31, 2003 and 2002, respectively. Smart’s outstanding receivables under this agreement amounted to Php302 million as of March 31, 2003 and Php458 million as of December 2002.

  Air Time Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements — an agreement under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In March 2003, PLDT, together with the founder shareholders, entered into a Standstill Agreement in respect of the Air Time Purchase Agreement. See Notes 15 and 20 to the accompanying financial statements for further discussion.

  Agreements between Smart and ACeS Philippines — agreements under which Smart (1) provides ACeS Global Mobile Personal Communications by Satellite, or GMPCS, services, in the Philippines, (2) undertakes the management, maintenance and operations of GMPCS, and (3) provides certain administrative support and services in certain aspects of ACeS Philippines’ business operations. Fees under these agreements, net of Smart’s share, totaled Php16 million and Php7 million for the three months ended March 31, 2003 and 2002, respectively. Under these agreements, Smart had outstanding payables of Php50 million as of March 31, 2003, and no outstanding obligation as of December 31, 2002.

In addition, transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 5% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 5% of the common shares of PLDT had a direct or indirect material interest as of March 31, 2003 and December 31, 2002 and for the three months ended March 31, 2003 and 2002 are as follows:

  Agreements with NTT Communications and/or its Affiliates — agreements under which (1) NTT Communications provides advisory services for various business areas of PLDT; (2) NTT World Engineering Marine Corporation provides maintenance services to PLDT’s domestic fiber optic network; (3) PLDT is licensed to market managed data and other services using NTT Communications’ Arcstar brand; and (4) PLDT and NTT Communications agree to cooperative arrangements for international telecommunication services. Fees under these agreements totaled Php85 million and Php74 million for the three months ended March 31, 2003 and 2002, respectively. PLDT’s outstanding obligations under these agreements amounted to Php38 million and Php36 million as of March 31, 2003 and December 31, 2002, respectively.

  Agreements between Smart and Asia Link B.V. — agreements under which Asia Link undertakes to provide technical support services for the operations and maintenance of Smart’s CMTS. Fees under these agreements totaled Php67 million and Php73 million for the three months ended March 31, 2003 and 2002, respectively. Under these agreements, Smart had outstanding payables of Php67 million as of March 31, 2003 and Php31 million as of December 31, 2002. Asia Link is a subsidiary of First Pacific.

  Agreement with Foote, Cone & Belding Worldwide, or FCB Worldwide — an agreement under which FCB Worldwide provides consultancy and advisory services to PLDT. The chairman of PLDT’s board of directors is the non-executive chairman of FCB Worldwide’s representative office in the Philippines.

  Agreements relating to insurance companies — Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan; wherein premiums are paid directly to Malayan. Premium payments to Gotuaco and Malayan covering the twelve-month period ending July 31, 2003 including payments subsequent to 2002 totaled Php566 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

For a more detailed discussion of the related party transactions enumerated above, see Note 15 to the accompanying financial statements.

pldt_1Q2003FS

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

FINANCIAL STATEMENTS

AS OF MARCH 31, 2003 AND DECEMBER 31, 2002

AND FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

BALANCE SHEETS

(in million pesos)

	Consolidated		Non-Consolidated
	March 31, 2003 (Unaudited)	December 31, 2002 (As restated - Note 3)	March 31, 2003 (Unaudited)	December 31, 2002 (As restated - Note 3)
ASSETS
Current Assets
Cash and cash equivalents (Notes 5 and 22)	12,571	10,876	2,899	4,165
Accounts receivable – net (Notes 6, 15 and 22)	20,923	20,124	19,056	19,376
Inventories and supplies – net (Note 7)	4,636	4,507	2,741	2,709
Deferred income tax – net (Notes 3 and 18)	3,336	3,772	2,991	3,002
Prepayments and other current assets	1,845	1,879	1,261	1,403
Total Current Assets	43,311	41,158	28,948	30,655
Noncurrent Assets
Property, plant and equipment – net (Notes 7, 8, 12 and 20)	248,909	252,025	189,059	190,722
Investments – net (Notes 2, 3, 9, 12, 14, 15, 17 and 20)	5,377	5,470	41,763	39,425
Other noncurrent assets – net (Notes 9, 10 and 15)	4,939	4,677	1,745	1,613
Total Noncurrent Assets	259,225	262,172	232,567	231,760
	302,536	303,330	261,515	262,415

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Notes payable (Note 22)	882	760	722	719
Accounts payable (Notes 15 and 22)	8,256	9,694	6,068	7,397
Accrued expenses and other current liabilities (Notes 3, 11, 15 and 22)	14,726	12,531	6,265	5,537
Current portion of long-term debt (Notes 8, 12, 22 and 23)	19,087	19,176	11,857	11,962
Dividends payable (Note 14)	413	424	391	424
Income tax payable (Note 18)	1,439	982	538	538
Total Current Liabilities	44,803	43,567	25,841	26,577
Noncurrent Liabilities
Long-term debt – net of current portion (Notes 8, 12, 22 and 23)	144,855	148,587	125,543	127,362
Deferred income tax – net (Note 18)	10,782	10,699	9,284	9,231
Deferred credits and other noncurrent liabilities (Notes 3, 13, 15 and 16)	10,940	11,540	10,575	11,157
Total Noncurrent Liabilities	166,577	170,826	145,402	147,750
Minority Interest in Consolidated Subsidiaries	884	849	–	–
Stockholders’ Equity (Notes 2 and 14)	90,272	88,088	90,272	88,088
	302,536	303,330	261,515	262,415

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF INCOME

(in million pesos, except per share amounts)

	Consolidated		Non-Consolidated
	Three Months Ended March 31
	2003	2002 (As restated - Note 3)	2003	2002 (As restated Note 3)
	(Unaudited)

OPERATING REVENUES (Notes 3 and 15)
Fixed line services:
Local exchange	5,248	5,504	5,221	5,474
International long distance	3,053	2,509	2,870	2,490
National long distance	1,638	1,838	1,624	1,817
Data and other network	1,422	1,298	1,403	1,292
Miscellaneous	78	83	163	121
	11,439	11,232	11,281	11,194
Wireless services	10,940	7,324	–	–
Information and communications technology services	357	118	–	–
	22,736	18,674	11,281	11,194
OPERATING EXPENSES
Depreciation and amortization (Note 8)	5,813	5,606	3,221	3,218
Compensation and benefits (Note 16)	2,741	2,512	1,867	1,778
Selling and promotions (Note 3)	2,262	1,523	293	331
Maintenance (Note 15)	1,337	1,102	771	785
Provision for doubtful accounts (Note 6)	1,130	803	702	702
Rent (Note 15)	842	701	432	424
Professional and other service fees (Note 15)	388	362	221	231
Taxes and licenses (Note 21)	278	216	122	132
Other operating costs (Note 15)	875	557	392	299
	15,666	13,382	8,021	7,900
NET OPERATING INCOME	7,070	5,292	3,260	3,294
OTHER EXPENSES – Net (Notes 3, 6, 8, 9, 10, 12, 15, 17 and 22)	3,608	3,231	717	1,476
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET INCOME (LOSSES) OF CONSOLIDATED SUBSIDIARIES	3,462	2,061	2,543	1,818
PROVISION FOR INCOME TAX (Notes 3 and 18)	979	492	64	247
INCOME BEFORE MINORITY INTEREST IN NET INCOME (LOSSES) OF CONSOLIDATED SUBSIDIARIES	2,483	1,569	2,479	1,571
MINORITY INTEREST IN NET INCOME (LOSSES) OF CONSOLIDATED SUBSIDIARIES	4	(2)	–	–
NET INCOME	2,479	1,571	2,479	1,571
Earnings Per Common Share (Note 19)
Basic	12.12	6.91	12.12	6.91
Diluted	11.21	6.77	11.21	6.77

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in million pesos)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
	(Unaudited)

Balances at January 1, 2002:
As previously reported	4,242	844	48,905	34,635	88,626
Effect of change in revenue recognition for prepaid cards, net of income tax effect (Note 3)	–	–	–	(2,066)	(2,066)
Effect of change in accounting policy on preoperating expenses (Note 3)	–	–	–	(212)	(212)
As restated	4,242	844	48,905	32,357	86,348
Net income for the period:	–	–	–	–	–
As previously reported				1,302	1,302
Effect of change in revenue recognition for prepaid cards, net of income tax effect (Note 3)	–	–	–	277	277
Effect of change in accounting policy on preoperating expenses (Note 3)	–	–	–	(8)	(8)
As restated				1,571	1,571
Cash dividends	–	–	–	(495)	(495)
Partial redemption of Series IV Preferred Stock (Note 14)	(72)	–	–	–	(72)
Issuance of capital stock (Note 14)	281	–	7	–	288
Balances at March 31, 2002	4,451	844	48,912	33,433	87,640

Balances at January 1, 2003:
As previously reported	4,585	847	48,953	34,004	88,389
Effect of change in accounting policy on preoperating expenses (Note 3)	–	–	–	(301)	(301)
As restated	4,585	847	48,953	33,703	88,088
Net income for the period				2,479	2,479
Cash dividends				(335)	(335)
Issuance of capital stock (Note 14)	35	–	5	–	40
Balances at March 31, 2003	4,620	847	48,958	35,847	90,272

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CASH FLOWS

(in million pesos)

	Consolidated		Non-Consolidated
	Three Months Ended March 31
	2003	2002 (As restated - Note 3)	2003	2002 (As restated - Note 3)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES

Income before income tax and minority interest in net income (losses) of consolidated subsidiaries	3,462	2,061	2,543	1,818
Adjustments for:
Depreciation and amortization	5,813	5,606	3,221	3,218
Provision for doubtful accounts	1,130	803	702	702
Equity in net losses (income) of investees, including goodwill amortization and provision for impairment in value of investment	4	381	(2,291)	(959)
Others	618	77	(1)	–
Interest expense	3,229	3,381	2,554	2,532
Interest income	(276)	(258)	(14)	(8)
Operating income before working capital changes	13,980	12,051	6,714	7,303
Decrease (increase) in:
Accounts receivable	(1,918)	(260)	(440)	(1,451)
Inventories and supplies	(281)	(1,573)	(33)	154
Prepayments and other current assets	(24)	(505)	111	(273)
Increase (decrease) in:
Accounts payable	(1,402)	(670)	(1,369)	(1,033)
Accrued expenses and other current liabilities	1,346	(243)	254	282
Cash generated from operations	11,701	8,800	5,237	4,982
Income taxes paid	(15)	(10)	–	–
Net cash provided by operating activities	11,686	8,790	5,237	4,982
CASH FLOWS FROM INVESTINGACTIVITIES
Net additions to property, plant and equipment	(1,537)	(3,773)	(385)	(444)
Interest paid – capitalized to property, plant and equipment	(270)	(386)	(263)	(325)
Decrease in other noncurrent assets	(87)	(364)	(132)	(297)
Interest received	361	136	15	7
Net cash used in investing activities	(1,533)	(4,387)	(765)	(1,059)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	1,245	4,577	1,158	1,814
Payments of long-term debt	(6,091)	(4,583)	(3,901)	(3,149)
Payments of notes payable	120	(706)	–	(154)
Interest paid – net of capitalized portion	(2,838)	(3,306)	(2,098)	(2,407)
Decrease in deferred credits and other noncurrent liabilities	(599)	(662)	(582)	(261)
Cash dividends paid	(368)	(447)	(368)	(447)
Proceeds from issuance of capital stock	40	289	40	289
Redemption of preferred stock	–	(72)	–	(72)
Net cash used in financing activities	(8,491)	(4,910)	(5,751)	(4,387)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	33	(37)	13	(25)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,695	(544)	(1,266)	(489)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,876	4,123	4,165	2,336
CASH AND CASH EQUIVALENTS AT END OF PERIOD	12,571	3,579	2,899	1,847

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

NOTES TO FINANCIAL STATEMENTS

1.      Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major stockholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of Republic Telephone Company.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established pursuant to which Citibank N.A., as depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share. JP Morgan Chase Bank has been appointed as successor depositary for PLDT’s ADRs effective February 10, 2003. The ADSs are listed and traded on the New York Stock Exchange and the Pacific Exchange in the United States.

PLDT’s charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period to 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

As of March 31, 2003, the PLDT Group had 19,247 employees while PLDT on a stand-alone basis had 11,777 employees, compared to 19,098 and 12,090 employees, respectively, as of December 31, 2002.

The registered office address of PLDT is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.      Basis of Financial Statement Preparation

Our financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines, or Philippine GAAP, based on the historical cost convention.

Our unaudited financial statements include, in our opinion, all adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results of operations that may be expected for the full year.

In preparing the unaudited March 31, 2003 financial statements, we followed the same accounting policies, except as discussed in Note 3 – Accounting Changes, Investment in ePLDT, and methods of computation that we had applied in the preparation of the audited December 31, 2002 financial statements.

Our unaudited consolidated financial statements include the unaudited financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group), which were all incorporated in the Philippines except for PLDT Global Corporation, which was incorporated in the British Virgin Islands.

		Percentage of Ownership
		As of March 31,
Name of Subsidiary	Principal Activity	2003	2002

Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0	100.0
Smart–NTT Multimedia, Inc., or SNMI	Data and network services	100.0	100.0
PLDT Global Corporation, or PLDT Global, and subsidiaries	Telecommunications services	100.0	100.0
Maranao Telephone Company, Inc., or MaraTel	Telecommunications services	97.5	92.3
Bonifacio Communications Corporation, or BCC	Telecommunications services	75.0	–
Wireless
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	100.0	100.0
Telesat, Inc., or Telesat	Satellite communications services	94.4	94.4
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	88.5	88.5
Mabuhay Philippines Satellite Corporation, or Mabuhay Satellite	Satellite communications services	67.0	67.0
Information and Communications Technology
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0

In the non-consolidated financial statements, investments in subsidiaries, except for the investment in Pilipino Telephone Corporation, or Piltel, (see Note 3 – Accounting Changes, Investment in Piltel), are accounted for under the equity method.

Subsidiaries are consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in MaraTel, BCC, Telesat, ACeS Philippines and Mabuhay Satellite not held by the PLDT Group.

Investments in Shares of Stock

Investments in shares of stock of companies where PLDT’s ownership interest ranges from 20% to 50% (collectibly referred to as associates), except for the investments in Piltel (see Note 3 – Accounting Changes, Investment in Piltel), are accounted for under the equity method of accounting. These are entities in which the PLDT Group has significant control and influence and which is neither a subsidiary nor a joint venture of the PLDT Group. Under the equity method, the investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the PLDT Group’s share in net assets of associates, less impairment in value, if any. The statements of income reflect the PLDT Group’s share in the results of operations of associates. Unrealized gains arising from transactions with our associates are eliminated to the extent of the PLDT Group’s interests in associates, against the investments in associates. The PLDT Group’s investments in its associates include goodwill (net of accumulated amortization) on acquisition, which are treated in accordance with the accounting policy for goodwill, See Note 4 – Summary of Significant Accounting Policies.

Other investments in companies over which no significant influence is exercised are stated at cost, less allowance for any significant and permanent decline in market value.

3.      Accounting Changes

Revenue Recognition for Prepaid Cards

In 2002, we changed our revenue recognition policy for prepaid cards and have now elected to recognize the revenue based on actual subscribers’ usage of the prepaid cards for better matching of revenues and expenses. Prior to 2002, we recognized revenues at the time of sale.

We have accounted for this change in accounting policy retroactively and have accordingly restated our comparative financial statements to conform to the changed policy. The after-tax effect of the change was an increase of Php277 million in consolidated net income for the three months ended March 31, 2002 and a reduction of Php2,066 million in beginning retained earnings in 2002. Basic and diluted earnings per common share increased by Php1.64 and Php1.54, respectively, for the three months ended March 31, 2002.

Consolidated unearned revenues related to unused prepaid cards sold amounting to Php2,501 million and Php2,022 million as of March 31, 2003 and December 31, 2002 and non-consolidated unearned revenues amounting to Php433 million and Php431 million as of March 31, 2003 and December 31, 2002, respectively, are included in “Accrued expenses and other current liabilities” in the balance sheets.

Investments in Piltel

In June 2001, Piltel completed the restructuring of substantially all of its indebtedness and other claims. PLDT’s ownership in Piltel’s outstanding common stock decreased from 57.6% to 45.3% as a result of the transfer of 208 million common shares of Piltel held by PLDT to financial advisors of Piltel to settle part of the fees in connection with the debt restructuring.

Effective June 27, 2001, Piltel ceased to be treated as a consolidated subsidiary as a result of the reduction in PLDT’s equity interest in common shares of Piltel from 57.6% to 45.3%.

PLDT accounted for its investments in Piltel using the equity method from June 27, 2001 to December 31, 2001. As of December 31, 2001, the balance of PLDT’s investments in Piltel amounted to Php948 million, representing the equity in net assets of Piltel as of that date.

Under the terms of Piltel’s debt restructuring plan, Piltel is not permitted to declare or pay any dividends, repay or pay interest on any financial indebtedness to PLDT Group and purchase, cancel, redeem or otherwise repay any of its share capital until all amounts owed to Piltel creditors have been paid or discharged. As of March 31, 2003 and December 31, 2002, Piltel reported a capital deficiency of Php19,460 million and Php19,100 million, respectively.

In addition, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million, of which US$50 million (approximately Php2,693 million) remained undrawn as of March 31, 2003.

The Philippine Accounting Standards Council, or ASC, approved the adoption of Statement of Financial Accounting Standards, or SFAS, 28/ International Accounting Standards, or IAS, 28, “Accounting for Investments in Associates,” which became effective in the Philippines for financial statements covering periods beginning on or after January 1, 2002. Under SFAS 28/IAS 28, an investment in an associate should be accounted for in the consolidated financial statements under the equity method, except when it operates under severe long-term restrictions that significantly impair its ability to transfer funds to the parent company. Such investments should be accounted for at cost in accordance with the original SFAS 10, “Summary of Generally Accepted Accounting Principles on Investments”.

The change in method of accounting for investments in Piltel from equity method to cost method does not have any effect on our financial statements.

Investment in ePLDT

The ASC approved the adoption of SFAS 38/IAS 38 “Intangible Assets”, which became effective in the Philippines for financial statements covering periods beginning on or after January 1, 2003. SFAS 38/IAS 38 requires that expenditures on research, start-up, training, advertising and relocation are to be expensed as incurred. Further, SFAS 38/IAS 38 prescribes the retroactive adjustment of unamortized intangible assets to beginning retained earnings of 2003 and the restatement of comparative prior period financial statements.

As at January 1, 2003, ePLDT’s and certain of its subsidiaries’ consolidated unamortized preoperating expenses amounted to Php311 million, of which Php301 million, representing ePLDT’s equity interest, was retroactively adjusted to beginning retained earnings. Preoperating expenses incurred for the three months ended March 31, 2003 were charged to operations. The effect of the application of SFAS 38/IAS 38 was a decrease of Php8 million in the consolidated and non-consolidated net income for the three months ended March 31, 2002 and reductions in beginning retained earnings amounting to Php301 million in 2003 and Php186 million in 2002. No tax effect adjustment was considered in the application of SFAS 38/IAS 28 due to income tax holiday enjoyed by ePLDT and its subsidiaries.

4.      Summary of Significant Accounting Policies

Our significant accounting policies and practices are discussed below to facilitate the understanding of our financial statements:

Revenue Recognition

Fixed Line Services

Local Exchange Service. Our local exchange revenues consist of (a) flat monthly fees for our postpaid service; (b) installation charges and other one-time fees associated with the establishment of customer service; (c) fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network; (d) revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards; (e) proceeds from calls from payphones; and (f) charges for special features, including bundled value-added services.

Flat monthly fees are recognized as revenue on an accrual basis, based on contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the telephone service is activated. Fixed charges and local access charges are recognized upon the completion of a call that terminated to our local exchange network.

International Long Distance Service. Our international long distance revenues, which we generate through our international gateway facilities, consist of (a) inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls; (b) access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and (c) outbound call revenues representing amounts earned from outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

International long distance revenues are recognized based on minutes of traffic processed and contracted rates as incurred.

National Long Distance Service. Our national long distance revenues consist of (a) per-minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and (b) access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

National long distance revenues are recognized based on minutes of traffic processed and contracted rates as incurred.

Data and Other Network Services. Our data and other network services revenues are those derived from (a) traditional bandwidth services – high-speed point-to-point domestic and international digital leased line services; (b) broadband/packet-based/Internet-based services – frame relay; asynchronous transfer mode, or ATM; Internet protocol-virtual private network, or IP-VPN; digital subscriber line, or DSL; Internet gateway; and wholesale Digital Signal Level 3, or DS3; and (c) other packet-based switching services – Datapac and integrated services digital network, or ISDN.

Data and other network services revenues are recognized based on contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the data or other network service has been activated.

Wireless Services

Cellular Service. Our cellular service revenues consist of (a) revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards; (b) monthly service fees from postpaid subscribers, including charges for calls in excess of allocated free local calls, toll charges for national and international long distance calls, charges for text messages of our Global System for Mobile Communications, or GSM, service customers in excess of allotted free text messages and charges for value-added services; (c) revenues from incoming calls and messages to our customers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service; (d) facility service fees charged to Piltel for using Smart’s GSM network for Piltel’s Talk ‘N Text prepaid cellular service; and (e) other charges, including reconnection and migration charges.

Postpaid service revenues, including charges for text messages sent in excess of allotted free messages provided, are recognized based upon minutes of traffic processed and contracted fees for services provided. Charges for value-added services are recognized upon availment by subscribers.

Other charges, including reconnection and migration charges, are recognized as the related service is provided to customers.

Satellite, VSAT and Other Services. Our revenues from satellite, very small aperture terminal, or VSAT, and other services consist mainly of rentals received for the lease of Mabuhay Satellite’s transponders and Telesat’s VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service.

Cash and Cash Equivalents

Cash consists of cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Accounts Receivable

Accounts receivable are stated at face value, net of allowance for doubtful accounts.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for potentially uncollectible receivables. The level of allowance is based on past collection experience and other factors that may affect collectibility. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the period.

The allowance is established by charges to income in the form of provisions for doubtful accounts. Such provisions are computed as a certain percentage of operating revenues. The level of this allowance is also evaluated by management on the basis of factors that affect the collectibility of the accounts, such as age status of receivables. In addition, accounts specifically identified to be potentially uncollectible are provided with adequate allowance.

Inventories and Supplies

Inventories and supplies are valued at the lower of cost or net realizable value. These are items of cellular phone units, materials, spare parts, terminal units and accessories.

Net realizable value is the replacement cost. Cost is determined using the moving average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, amortization and any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. Cost also includes interest on borrowed funds used during the construction period and capitalized foreign exchange losses and gains related to foreign currency-denominated liabilities used to acquire such assets, net of foreign exchange gains on restatement of monetary assets. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives of the assets:

Property, Plant and Equipment	Estimated Useful Lives

Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Cellular facilities	10 years
Buildings	25 – 40 years
Vehicles and other work equipment	5 – 10 years
Furniture	3 – 10 years
Communications satellites	15 years
Information origination/termination equipment	5 – 15 years
Land improvements	10 years

The useful lives and depreciation and amortization method are reviewed periodically to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

In 2001, Smart revised the estimated remaining useful lives of its certain analog network assets from 6.8 years to 2.25 years to reflect the effects of obsolescence, continuing decline in analog subscribers, competition and other economic factors which are considered to have shortened the economic useful lives of these assets. As a result, depreciation charges increased by Php360 million for the three months ended March 31, 2002. In June 2002, the estimated useful lives of these assets were further revised to effectively end by December 2002. Having complied with the requirements set out by the NTC, Smart closed down the operation of its analog network on December 31, 2002.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of plant and equipment are capitalized during the construction period, See Note 8 – Property, Plant and Equipment.

Impairment of Assets

Starting January 1, 2002, property, plant and equipment, investments, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the statements of income. The recoverable amount is the higher of an asset’s net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s – length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs. Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded as income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined had the impairment loss not been recognized for that asset in prior years.

Goodwill

Goodwill, included under “Other noncurrent assets – net” in the consolidated balance sheets, represents the excess of acquisition cost over the fair value of identifiable net assets of a subsidiary at the date of acquisition. With respect to investment in an associate, goodwill is included in the carrying amount of the investment. Goodwill is amortized on a straight-line basis over the estimated useful economic life up to a maximum of five years. It is stated at cost less accumulated amortization and any impairment in value.

Deferred Charges

Issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments are deferred and amortized over the terms of the instruments.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest cost.

For income tax purposes, interest and other financing charges are treated as deductible expenses in the year they are incurred.

Retirement Costs

PLDT and Smart have funded noncontributory retirement plans, administered by the respective companies’ Trustee, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average remaining working lives of the covered employees.

Foreign Currency Transactions and Translations

Transactions in foreign currencies are recorded in Philippine pesos by applying to the foreign currency amount the spot exchange rate prevailing at the time of the transaction date. Foreign exchange gains or losses arising on the spot settlements or restatement of monetary items at rates different from those at which they were initially recorded during the period or presented in the previous financial statements are recorded in the statements of income in the period in which they arise, except for exchange losses arising from borrowed funds used and liabilities incurred to finance the acquisition of property, plant and equipment, net of foreign exchange gains from all foreign currency monetary items, if any, which are capitalized to the appropriate property and equipment accounts, see – New Accounting Standards Effective Subsequent to 2002, SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

Financial statements of consolidated foreign subsidiaries that are integral to the operations of the PLDT Group are translated as if the transactions of the foreign operation had been those of the PLDT Group. At each balance sheet date, foreign currency monetary items are translated using the closing rate, nonmonetary items which are carried at historical cost are translated using the historical rate as of the date of acquisition and nonmonetary items which are carried at fair value are translated using the exchange rate that existed when the values were determined. Income and expense items are translated at the exchange rates on the dates of the transactions. Resulting exchange differences are recognized in the statements of income during the period.

Financial Instruments

PLDT and Smart use forward exchange contracts to hedge foreign currency assets, liabilities and firm commitments. Translation gains or losses on these forward exchange contracts are computed by multiplying the forward notional amounts by the difference between the spot exchange rates prevailing on balance sheet dates and the spot exchange rates on the contract inception dates (or the last reporting dates). The resulting gains or losses are offset against the translation losses or gains on the underlying hedged transactions. Any premium or discount is amortized over the period of the contract and charged or credited to current operations. For short-term forward transactions, the contracted forward rates are used to record the underlying hedged transactions.

PLDT also enters into currency swap contracts to hedge the currency risk on its fixed rate notes. With these swaps, PLDT effectively converts its U.S. dollar notes to peso notes. Thus, the underlying notes are no longer revalued to spot exchange rates on balance sheet date but are recorded at the hedged exchange rates. Swap costs due on the contracts are accrued as of balance sheet date.

PLDT also utilizes various structures incorporating currency option (both buy and sell) contracts to hedge the currency risk on its fixed rate notes. These contracts provide PLDT the right to purchase or the obligation to sell foreign currency at pre-determined prices. Premium payments due on the contracts are amortized over the contract term and charged to current operations. Changes in the options’ intrinsic values are also charged or credited to current operations.

Interest rate swap agreements are entered into to manage exposure to interest rate fluctuations. Net income/expense on the swaps is accrued as of balance sheet date.

Unrealized mark-to-market gains and losses on outstanding derivatives entered into as hedges are not included in the determination of net income but are disclosed in the related notes to financial statements.

Other derivative financial instruments entered into that are not designated as hedges are marked to market, with the revaluation gains and losses credited or charged to current operations.

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; and (b) net operating loss carryover, or NOLCO. Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO are expected to be applied. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

Earnings Per Common Share

Basic earnings per share, or EPS, is calculated by dividing the net income for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option.

Where the effects of the assumed conversion of the preferred shares and the exercise of all outstanding options have anti-dilutive effect, basic and diluted EPS are stated at the same amount.

Segment Reporting

Segment assets include operating assets used by a segment and consist principally of operating cash, receivables, inventories and property, plant and equipment, net of allowances and provisions. Segment liabilities include all operating liabilities and consist principally of accounts payable, accrued expenses and long-term debt. Segment assets and liabilities do not include deferred income taxes.

Segment revenues, segment expenses and segment performance include transfers between business segments. The transfers are accounted for at competitive market prices charged to unaffiliated customers for similar products. Such transfers are eliminated in our consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and revenue and expenses during the period reported. Actual results could differ from our estimates.

Adoption of New Statements of Financial Accounting Standards, or SFAS/International Accounting Standards, or IAS

We adopted the following SFAS/IAS, which became effective on January 1, 2003:

  SFAS 10/IAS 10, “Events After the Balance Sheet Date”;
  SFAS 22/IAS 22, “Business Combinations”;
  SFAS 37/IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”; and
  SFAS 38/IAS 38, “Intangible Assets”.

The effects of adopting SFAS 38/IAS 38 are discussed in Note – 3, Accounting Changes, Investment in ePLDT. Additional disclosure requirements by the new standards were included in the financial statements where applicable.

New Accounting Standards Effective Subsequent to March 31, 2003

The ASC has approved the following accounting standards, which will be effective subsequent to 2003:

  SFAS 17/IAS 17, “Leases”, which prescribes the accounting policies and disclosures to be applied to finance and operating leases. Finance leases are those that transfer substantially all risks and rewards of ownership to the lessee. The standard provides certain guidelines on assessing whether leases or similar agreements would qualify as finance leases. We will adopt SFAS 17/IAS 17 when it becomes effective in 2004 and based on current circumstances, we do not believe the effect of the adoption will be material; and
  SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”, which provides restrictive conditions for the capitalization of foreign exchange losses. As of March 31, 2003, undepreciated capitalized foreign exchange losses on a consolidated and non-consolidated basis included in property, plant and equipment amounted to Php61,853 million and Php54,249 million, respectively. Upon adoption in 2005 of SFAS 21/IAS 21, the proposed treatment is to adjust any undepreciated capitalized foreign exchange losses, net of exchange losses that qualify as borrowing cost and income tax effect, against beginning retained earnings, to the extent that amounts capitalized do not meet the conditions under the new standard, and to restate prior years’ financial statements. As of March 31, 2003, undepreciated capitalized foreign exchange losses that qualify as borrowing cost amount to approximately Php31,000 million on a consolidated basis and Php26,000 million on a non-consolidated basis.

5.      Cash and Cash Equivalents

This account consists of:

	Consolidated		Non-Consolidated
	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)
	(in million pesos)
Cash on hand and in banks	2,363	3,053	652	856
Temporary investments	10,208	7,823	2,247	3,309
	12,571	10,876	2,899	4,165

Cash in banks earns interest at the prevailing bank deposit rates. Temporary investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates.

6.      Accounts Receivable

This account consists of receivables from:

	Consolidated		Non-Consolidated
	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)
	(in million pesos)
Customers and carriers	27,833	26,675	22,610	22,601
Others	2,261	1,950	2,821	2,758
	30,094	28,625	25,431	25,359
Less allowance for doubtful accounts	9,171	8,501	6,375	5,983
	20,923	20,124	19,056	19,376

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers.

On June 30, 1999, PLDT entered into a Master Receivables Purchase and Sale Agreement, or MRPSA, with a foreign financial institution, or the Purchaser, under which PLDT sold to the Purchaser eligible receivables from certain foreign carriers in several discrete sales. Under this agreement, PLDT services, administers and collects the receivables on behalf of the Purchaser, and transfers all its rights of ownership to the Purchaser upon sale. This facility was terminated on June 27, 2002.

On September 21, 2000, PLDT entered into a similar MRPSA with another foreign financial institution covering foreign carriers that were not included in the June 30, 1999 agreement. This second facility was terminated on September 18, 2002.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. The Purchaser shall have no recourse to PLDT should the eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach of its representations and warranties under the RPD.

Sale of receivables under the RPD amounted to US$3 million (Php165 million) for the three months ended March 31, 2003. No sale was made under the MRPSA agreements for the three months ended March 31, 2002.

7.      Inventories and Supplies

This account consists of:

	Consolidated		Non-Consolidated
	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)
		(in million pesos)
Spare parts and supplies	2,234	2,281	2,223	2,272
Terminal and cellular phone units – net of allowance for inventory obsolescence of Php438 million in 2003 and Php434 million in 2002 in the consolidated financial statements	1,946	1,774	368	369
Others	456	452	150	68
	4,636	4,507	2,741	2,709

Spare parts and supplies issued to various projects are included as part of property under construction shown under “Property, Plant and Equipment”.

8.      Property, Plant and Equipment

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture, and other work equipment	Commu- nications satellites	Information origination/ termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
Consolidated
At December 31, 2002 (Audited)
Cost	111,117	97,414	55,632	25,016	19,090	10,767	5,705	2,528	20,170	347,439
Accumulated depreciation, and amortization	(23,671)	(31,717)	(18,587)	(4,467)	(11,536)	(3,088)	(2,108)	(240)	–	(95,414)
Net book value	87,446	65,697	37,045	20,549	7,554	7,679	3,597	2,288	20,170	252,025
Three Months Ended March 31, 2003 (Unaudited)
Opening net book value	87,446	65,697	37,045	20,549	7,554	7,679	3,597	2,288	20,170	252,025
Additions/Transfers	1,470	1,175	1,516	554	376	33	71	(1)	(1,920)	3,274
Disposals/Retirement	(18)	–	(22)	(32)	(492)	–	(25)	(1)	–	(590)
Accumulated depreciation, and amortization	(1,265)	(1,650)	(1,652)	(226)	(612)	(196)	(192)	(7)	–	(5,800)
Closing net book value	87,633	65,222	36,887	20,845	6,826	7,516	3,451	2,279	18,250	248,909
At March 31, 2003 (Unaudited)
Cost	112,527	98,566	56,929	25,282	19,082	10,800	5,628	2,526	18,250	349,590
Accumulated depreciation, and amortization	(24,894)	(33,344)	(20,042)	(4,437)	(12,256)	(3,284)	(2,177)	(247)	–	(100,681)
Net book value	87,633	65,222	36,887	20,845	6,826	7,516	3,451	2,279	18,250	248,909

Non-Consolidated
At December 31, 2002 (Audited)
Cost	101,912	96,245	–	23,143	11,358	–	5,441	2,116	18,652	258,867
Accumulated depreciation and amortization	(22,685)	(31,377)	–	(3,544)	(8,290)	–	(2,013)	(236)	–	(68,145)
Net book value	79,227	64,868	–	19,599	3,068	–	3,428	1,880	18,652	190,722
Three Months Ended March 31, 2003 (Unaudited)
Opening net book value	79,227	64,868	–	19,599	3,068	–	3,428	1,880	18,652	190,722
Additions/Transfers	1,187	1,135	–	252	241	–	66	(3)	(1,320)	1,558
Disposals/Retirement
Accumulated depreciation and amortization	(1,046)	(1,606)	–	(160)	(231)	–	(172)	(6)	–	(3,221)
Closing net book value	79,368	64,397	–	19,691	3,078	–	3,322	1,871	17,332	189,059
At March 31, 2003 (Unaudited)
Cost	103,039	97,374	–	23,395	11,576	–	5,383	2,114	17,332	260,213
Accumulated depreciation and amortization	(23,671)	(32,977)	–	(3,704)	(8,498)	–	(2,061)	(243)	–	(71,154)
Net book value	79,368	64,397	–	19,691	3,078	–	3,322	1,871	17,332	189,059

Substantially all our telecommunications equipment is purchased outside the Philippines. A significant source of financing for such purchases is foreign loans that require repayment in currencies other than Philippine pesos, principally in U.S. dollars (see Note 12 – Long-term Debt). Interest and net foreign exchange losses (gains) capitalized to property, plant and equipment for the three months ended

March 31, 2003 and 2002 were as follows:

	Consolidated		Non-Consolidated
	Three Months Ended March 31
	2003	2002	2003	2002
	(Unaudited)
	(in million pesos)
Interest	270	386	263	325
Foreign exchange losses (gains) - net	1,111	(1,388)	910	(1,135)

As of March 31, 2003 and December 31, 2002, the undepreciated capitalized net foreign exchange losses amounted to Php61,853 million and Php62,049 million, respectively, on a consolidated basis and amounted to Php54,249 million and Php54,395 million, respectively, on a non-consolidated basis.

In 2001, Smart revised the estimated remaining useful lives of certain of its analog network assets from 6.8 years to 2.25 years to reflect the effects of obsolescence, continuing decline in analog subscribers, competition and other economic factors which are considered to have shortened the economic useful lives of these assets. As a result, depreciation charges increased by Php360 million for the three months ended March 31, 2002. In June 2002, the estimated useful lives of these assets were further revised to effectively end by December 2002. Having complied with the requirements set out by the NTC, Smart closed down the operation of its analog network on December 31, 2002.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

9.      Investments

This account consists of:

	Consolidated		Non-Consolidated
	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)	March 31, 2003 (Unaudited)	December 31, 2002 (As restated - Note 3)
		(in million pesos)
Investments in shares of stock:
Cost:
Common	5,919	5,920	26,476	26,425
Preferred	9,223	9,309	18,291	18,296
	15,142	15,229	44,767	44,721
Less cost of investment in Piltel	(11,801)	(11,801)	(11,801)	(11,801)
	3,341	3,428	32,966	32,920
Accumulated equity in net losses of investees	(11,915)	(11,909)	(5,056)	(7,348)
Less accumulated equity in net losses of Piltel	11,801	11,801	11,801	11,801
Net accumulated equity in net income (losses) of investees (Note 14)	(114)	(108)	6,745	4,453
Total cost and accumulated equity in net income of investees	3,227	3,320	39,711	37,373
Investments in debt securities	2,150	2,150	2,052	2,052
Total	5,377	5,470	41,763	39,425
Investments in shares of stock:
At equity:
Smart	–	–	34,974	32,205
ACeS Philippines	–	–	1,768	1,822
Mabuhay Satellite	–	–	1,320	1,299
ePLDT	–	–	190	632
Subic Telecom	–	–	708	727
Clark Telecom	–	–	224	221
Telesat	–	–	190	179
SNMI	–	–	115	115
BCC	–	–	93	–
MaraTel	–	–	77	75
PLDT Global	–	–	3	3
Others	25	31	–	–
	25	31	39,662	37,278
At cost:
ACeS International Limited	1,614	1,614	–	–
Mabuhay Space Holdings Limited	885	885	–	–
Stradcom International Holdings, Inc.	616	616	–	–
Piltel (Note 3)	–	–	–	–
Others	87	174	49	95
	3,202	3,289	49	95
Total	3,227	3,320	39,711	37,373

The movements in our net accumulated equity in net income (losses) of investees can be accounted for as follows:

	Consolidated		Non-Consolidated
	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)	March 31, 2003 (Unaudited)	December 31, 2002 (As restated - Note 3)
		(in million pesos)
Accumulated equity in net losses of investees at beginning of period	(11,908)	(7,739)	(7,347)	(6,352)
Equity in net (losses) income of investees, including goodwill amortization and provision for impairment in value of investment for the period	(4)	(4,163)	2,291	344
Dividends received and others	(3)	(7)	–	(1,340)
Accumulated equity in net losses of investees at end of period	(11,915)	(11,909)	(5,056)	(7,348)
Less accumulated equity in net losses of Piltel	11,801	11,801	11,801	11,801
Net accumulated equity in net income (losses) of investees	(114)	(108)	6,745	4,453

Investment in Piltel

Piltel has experienced significant financial difficulties arising from several factors affecting its business. In 1999, it imposed a moratorium on payment of its outstanding indebtedness and began negotiations for the restructuring of its indebtedness to financial creditors. On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date, including its contingent liability to Marubeni Corporation, or Marubeni, arising out of a Build-Transfer Agreement between Piltel and Marubeni.

Under the terms of the debt restructuring, 50% of Piltel’s debt was cancelled in exchange for Piltel convertible preferred shares which were mandatorily exchanged for PLDT convertible preferred shares, and the balance was restructured into 10-year and 15-year loans secured by substantially all of the present and future assets of Piltel. See Note 14 – Stockholders’ Equity for the terms of the PLDT convertible preferred shares.

In June 2002, holders of Piltel’s Series B, Class II Non-Convertible Preferred Stock, which had an aggregate redemption amount of Php102 million (including accrued dividends of Php20 million up to June 4, 2001), agreed to participate in the debt restructuring plan. Consequently, 50% of the redemption amount was released in exchange for 150,500 shares of Series K, Class I Convertible Preferred Stock of Piltel, or one share of Piltel’s Convertible Preferred Stock for every Php340 of the redemption amount, which were then exchanged for 30,100 shares of PLDT’s Series V Convertible Preferred Stock. See Note 14 – Stockholders’ Equity for the terms of PLDT Convertible Preferred Stock. The remaining 50% of the redemption amount was exchanged for a participation in the “Term Notes Facility” as described in the foregoing.

In October 2002, holders of Piltel’s convertible bonds, which had a redemption amount of US$7.7 million (principal amount of US$5.8 million including accretion costs up to June 4, 2001), agreed to participate in the debt restructuring plan. Consequently, 50% of the redemption amount was released in exchange for 532,500 shares of Piltel’s Series K, Class I Convertible Preferred Stock or one Piltel convertible preferred share for every Php340 of the redemption amount, which were then exchanged for 106,500 shares of PLDT’s Convertible Preferred Shares. In 2002, only 70,435 shares of Piltel’s Series K, Class I Convertible Preferred Stock were exchanged for 14,087 shares of PLDT’s Series VI Convertible Preferred Stock. Upon receipt of tax clearance from the Bureau of Internal Revenue, or BIR, on March 31, 2003, the remaining 462,065 shares of Piltel’s Series K, Class I Convertible Preferred Stock were exchanged for 92,413 shares of PLDT’s Convertible Preferred Stock. The remaining 50% of the redemption amount was exchanged for a participation in the “Conversion Notes Facility”.

Summarized below are the principal terms of the restructured debt of Piltel:

	10-Year Loans	15-Year Loans	Term Notes Facility	Convertible Notes
Final maturity	10 years from Effective Date	15 years from Effective Date	15 years plus 10 days from Effective Date	15 years from Effective Date
Amortization per annum	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippine 91-day treasury bill rate (T-Bill Rate) or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate (PHIBOR), if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London interbank offered rate (LIBOR) for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR for three-month Yen deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for six-month U.S. dollar deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

As of March 31, 2003 and December 31, 2002, total long-term debt of Piltel amounted to Php22,287 million and Php22,124 million, respectively, with maturities of up to June 14, 2016, consists of the following:

	March 31, 2003 (Unaudited)		December 31, 2002 (Audited)
		(in millions)
Restructured debt
Philippine Pesos
10 year Tranche B		Php2,166		Php2,166
15 year Tranche C		2,166		2,166
15 year Term Notes Facility		293		293
		4,625		4,625
U.S. Dollars
10 year Tranche B	US$33	1,780	US$33	1,768
15 year Tranche C	33	1,780	33	1,768
15 year Conversion Notes Facility	122	6,491	122	6,449
	US$188	10,051	US$188	9,985
Japanese Yen
10 year Tranche B	JPY 7,822	3,557	JPY 7,822	3,510
15 year Tranche C	7,822	3,557	7,822	3,510
	JPY 15,644	7,114	JPY 15,644	7,020
Total		21,790		21,630
Unrestructured debt
U.S. Dollars
Banks	US$6	333	US$6	331
Convertible bonds	2	121	2	120
	US$8	454	US$8	451
Liabilities under capital lease		43		43
		Php22,287		Php22,124

Piltel did not comply with the terms of convertible bonds with principal amount of US$2 million and US$6 million of other U.S. dollar denominated debt.

Piltel is currently in the process of finalizing the terms under which the holder of the US$6 million debt would participate in the debt restructuring.

Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. However, default on and acceleration of Piltel's unrestructured indebtedness do not create a cross-default under Piltel's restructured indebtedness or any indebtedness of PLDT.

If Piltel’s non-participating creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit itself to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of Piltel’s creditors that participated in the debt restructuring agreed in connection with the debt restructuring that they would submit Piltel to a rehabilitation proceeding in those circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. It cannot be assured that a rehabilitation plan which incorporates the financial terms of the debt restructuring would be adopted promptly or at all. Even if such a rehabilitation plan were adopted, it cannot be assured that Piltel would prove to be viable thereafter.

Until all amounts owed to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redeem, or distribute in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include equity funding to Piltel and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm’s-length terms and/or in which the pricing is based on market terms. These severe long-term restrictions significantly impair Piltel’s ability to transfer funds to PLDT. In addition, PLDT is subject to contractual restrictions in the amount of financial support it can provide to Piltel under the Letter of Support.

PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the Letter of Support, PLDT will provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing subsidiaries and affiliates. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel up to US$150 million. The undrawn balance under the Letter of Support was US$50 million, approximately Php2,693 million as of March 31, 2003 and Php2,676 million as of December 31, 2002, after taking into account PLDT’s investments in Piltel as of and subsequent to March 23, 2000.

The continued operation of Piltel as a going concern is dependent upon amounts available to it under the Letter of Support and its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provisions of the restructuring agreements it has entered into, and to obtain additional financing, as may be necessary.

In 2001, Piltel wrote down assets valued at Php13,984 million, which was reflected in Piltel’s accounts as of December 31, 2001. The write-down, as approved by Piltel’s Board of Directors, was a result of Piltel’s decision to scale down its Advanced Mobile Phone System, or AMPS, and Code Division

Multiple Access System, or CDMA networks, beginning the second half of 2001 due to Piltel’s recent success in marketing its GSM prepaid service using the GSM network of Smart and the difficulty experienced in sourcing analog/CDMA handsets.

Piltel’s net worth amounted to Php1,900 million as of December 31, 2001 after taking into account the debt restructuring and assets write down. The balance of PLDT’s investments as of December 31, 2001 in Piltel amounted to Php948 million, representing the equity in net assets as of that date.

In December 2002, Piltel recognized impairment losses in respect of its AMPS/CDMA and Executive Order, or EO 109 assets valued at Php4,737 million and Php12,054 million, respectively. For the AMPS/CDMA assets, the impairment resulted from Piltel’s decision to deactivate all its AMPS/CDMA cell sites as the revenues generated from its AMPS/CDMA postpaid and prepaid services could no longer support the cost of operating the network. Piltel’s revenues from its AMPS/CDMA postpaid and prepaid services declined considerably in 2002 with the sustained success of Piltel’s and other cellular operators’ prepaid GSM service.

The impairment of EO 109 assets brought down the net book value of these assets to their recoverable value, which was estimated using the net present value of future cash flows from the EO 109 postpaid service. Cash flows from the EO 109 prepaid or limited mobility service were no longer considered in computing the recoverable value of the EO 109 assets as Piltel had to terminate this service in February 2003. Revenues from the EO 109 prepaid or limited mobility service, which uses N-AMPS cellular technology, were likewise unfavorably affected by the success of Piltel’s and other cellular operators’ prepaid GSM service.

The current level of operation of Piltel indicates that it is unlikely that residual amounts may be realized by PLDT from its investments in Piltel. Piltel had a total negative net worth of Php19,460 million as of March 31, 2003 as a result of continuing losses of Piltel and impairment losses amounting to Php16,790 million in 2002 in respect of its AMPS/CDMA and EO 109 assets.

Accordingly, in 2002, PLDT wrote down Php1,519 million, representing the balance of PLDT’s investments in Piltel amounting to Php948 million as of December 31, 2001 and Php571 million drawings under the Letter of Support in 2002, and recorded liability on its balance sheet of approximately Php2,676 million in respect of the undrawn balance of the Letter of Support amounting to US$50 million as of December 31, 2002.

Subscription for Smart Preferred Shares

On various dates in 2001 and 2000, PLDT entered into Subscription Agreements with Smart under which PLDT subscribed for a total of 762 million preferred shares of Smart at Php13.875 per share, or an aggregate subscription price of Php10,578 million. As of December 31, 2002, the subscription price of said preferred shares had been fully paid.

On December 12, 2002, Smart redeemed 299 million out of 762 million preferred shares subscribed by PLDT in 2001 and 2000 at a redemption price of Php13.875 per share, or a total redemption price of Php4,150 million.

The preferred shares of Smart have the same dividend rights as its common shares and are convertible at any time at the option of the shareholder, at a conversion ratio of one common share for each preferred share. These preferred shares are redeemable at any time at the option of Smart, provided that the conversion right of the shareholder shall prevail over the redemption right of Smart.

On December 9, 2002, PLDT transferred and conveyed to Smart certain inland and submarine domestic fiber optic cable loops, digital transmission equipment and corresponding network management systems with an aggregate net book value of Php4,138 million, as consideration and in exchange for 298 million preferred shares of Smart subscribed by PLDT at Php13.875 per share.

Investment in ePLDT

In August 2000, PLDT incorporated ePLDT to serve as the principal corporate vehicle for PLDT’s information and communications technology initiatives and ventures. As of March 31, 2003, ePLDT held interests in a number of businesses, which include:

a.       Internet Data Center under the brand name VitroÔ;

b.       100% investment in Vocativ Systems Inc., a 500-seat call center facility that commenced full commercial operations in April 2002 exclusively for clients of a global provider of customer relationship management services;

c.       100% investment in Parlance Systems, Inc., a 520-seat call center facility that commenced full commercial operations in June 2002 exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements;

d.       100% owned subsidiary, mySecureSign, Inc., a principal affiliate of VeriSign, Inc., which is the largest certification authority and issuer of digital certificates worldwide that commenced full commercial operations in January 2002;

e.       100% owned subsidiary, iPlus Intelligent Network, Inc., which provides IT helpdesk/contact center solutions and terminals for credit, debit and cash card transaction;

f.        100% owned subsidiary, Sidera Technologies, Inc., which is engaged in the business of designing and managing reloadable chip-based cards;

g.       99.6% investment in Infocom Technologies Inc., an Internet service provider;

h.       80% investment in Digital Paradise, Inc. incorporated on July 23, 2002, which is engaged in the retailing of computer products;

i.         51% equity interest in Contact World, Inc., a joint venture company with Salmat Pty Limited of Australia engaged in the call center business;

j.         45% interest in Mind Stream, Inc., an information technology or IT learning center under license with the National Institute of Information Technology, or NIIT, of India for IT courseware;

k.       Investment in debt securities which is convertible into 40% of the total capital stock of Netopia Technologies, Inc., the leading branded internet café chain in the Philippines;

l.         22.5% interest in convertible securities of Stradcom International Holdings, the parent company of Stradcom Corporation which has an existing build-own-and-operate agreement with the Philippine government for the computerization of the nationwide operations of the Land Transportation Office; and

m.     20.5% equity interest in the Philippine e-procurement joint venture, BayanTrade Dotcom, Inc.

On August 20, 2002, ePLDT sold to Directories Philippines Corporation its 51% interest in eYP.ph Corporation and assigned and transferred its deposit for future subscription of Php12 million to the common capital stock, in exchange for the latter’s receivables of Php30 million from PLDT.

ePLDT had an initial authorized capital stock of Php1 billion, which was increased in May 2001 to Php4 billion. As of March 31, 2003, PLDT had subscribed for 1,672 million shares of ePLDT’s common capital stock for which PLDT partially paid cash of Php550 million. The balance was fully paid by: (a) offsetting against PLDT’s receivables from ePLDT amounting to Php450 million, (b) transferring to ePLDT 19 million Infocom shares held by PLDT valued at Php135 million, (c) transferring to ePLDT certain areas of PLDT’s Information Systems Data Center valued at Php270 million, and (d) transferring to ePLDT a portion of PLDT’s Jupiter property valued at Php267 million.

Investment in MaraTel

In June 2001, PLDT acquired 2,439,060 common shares of MaraTel for a total consideration of Php451 million. The shares represent 92.3% of the issued and outstanding common stock of MaraTel.

MaraTel is a franchised operator of telecommunications services in the province of Lanao del Norte and the cities of Iligan and Marawi. It has been in operation for fifty years with 16,990 subscribers and a switch capacity of 34,800 digital lines as of March 31, 2003.

In 2002, PLDT acquired an additional 134,237 common shares for a consideration of Php1 million. Accordingly, PLDT’s interest in MaraTel increased from 92.3% to 97.5%.

The acquisition of a controlling stake in MaraTel is expected to improve PLDT’s existing coverage in Mindanao.

Investment in PLDT Global

PLDT Global is a wholly owned subsidiary incorporated with a view of positioning PLDT as a major full service global telecommunications player through a strategy of establishing points of presence in key cities worldwide.

The authorized capital stock of PLDT Global consists of 50,000 shares with a par value of US$1 per share.

Investment of ACeS Philippines in ACeS International, Limited

As of March 31, 2003, ACeS Philippines had a 20.2% investment in ACeS International Limited, or AIL, a company incorporated under the laws of the island of Bermuda. AIL owns the Garuda I satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among others, assigned to the banks as collateral all of its tangible properties, including the Garuda Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank International Indonesia, as security agent, and various banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998 moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

Investment of Mabuhay Satellite in Mabuhay Space Holdings Limited

On July 18, 1996, Mabuhay Satellite entered into a Joint Venture Agreement with Space Systems/Loral Inc., or SS/L, to form Mabuhay Space Holdings Limited, or MSHL, for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L aboard Agila II.

Under the terms of the Agreement, SS/L is required to convey title to the Additional Payload to MSHL in consideration for SS/L’s 35% equity interest in MSHL and MSHL is required to pay SS/L US$19 million for a 65% equity interest in MSHL.

On February 24, 2000, SS/L filed a Notice of Default and Termination against MSHL arising from the latter’s alleged failure to amicably resolve its alleged unpaid obligation to SS/L under the JVA. In 2002, the Arbitration panel handed down its decision and provided for payment by MSHL to SS/L of the principal amount of US$10 million plus annual interest at the rate of 9%. Management believes that the adverse opinion does not have an impact on the results of MSHL operation since substantial portion of the liability to SS/L has been accrued in the books as of March 31, 2003.

The management of Mabuhay Satellite expects that control over the joint venture will be temporary. Accordingly, Mabuhay Satellite accounts for its investment in the joint venture under the cost method.

Investment in BCC

In February 2003, PLDT entered into a separate Deed of Assignment of Subscription with Smart and Fort Bonifacio Development Corporation, or FBDC, where Smart and FBDC assigned, transferred and conveyed in favor of PLDT their total subscription of 750,000 common shares and 750,000 preferred shares of BCC and all their interest and rights therein for a total consideration of Php93 million. The assignments include subscription payable aggregating Php68 million. The shares represent 75% of the subscribed capital stock of BCC.

BCC was incorporated primarily to own, construct, establish, maintain, lease and otherwise operate, to the extent allowed by law, communication infrastructure and to provide related services, including but not limited to, value-added services, within the Fort Bonifacio Global City and Villamor Air Base.

Investments in Debt Securities

Unilink Communications Corporation

PLDT’s total investments in convertible notes of Unilink Communications Corporation, or Unilink, amounted to Php2,052 million as of March 31, 2003 and December 31, 2002.

These notes are convertible into shares of common stock of Unilink or The Philippine Home Cable Holdings, Inc., or Home Cable, at the option of the holder, when the law limiting the ownership of cable television systems to Philippine citizens or corporations, which are 100% owned by Philippine citizens is eventually changed. Unilink is a Philippine corporation owning all the outstanding common shares of Home Cable, which is also a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines.

All of Unilink’s shares in Home Cable have been pledged to a group of lenders as security for a loan of Home Cable. On April 10, 2002, the loan agent, at the request of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink’s share in Home Cable. In the event that Home Cable’s lenders were to foreclose on Unilink’s Home Cable shares, the lenders would be entitled to the proceeds from the sale thereof or, if such shares were not sold, to the shares, and Unilink would be subrogated to the lenders’ claims against Home Cable. Home Cable is currently engaged in negotiations with the lenders to restructure its debt.

10.  Other Noncurrent Assets

This account consists of:

	Consolidated		Non-Consolidated
	March 31, 2003 (Unaudited)	December 31, 2002 (As restated - Note 3)	March 31, 2003 (Unaudited)	December 31, 2002 (As restated - Note 3)
		(in million pesos)
Debt issuance expenses – net	2,419	2,494	1,089	1,122
Refundable deposits	481	475	206	213
Others – net	2,039	1,708	450	278
	4,939	4,677	1,745	1,613

11.  Accrued Expenses and Other Current Liabilities

This account consists of:

	Consolidated		Non-Consolidated
	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)
		(in million pesos)
Accrued utilities and general expenses	3,311	2,888	1,060	1,142
Accrued interest on various loans (Note 12)	3,278	2,717	2,525	2,069
Unearned revenues on sale of prepaid cards (Note 3)	2,501	2,022	433	431
Accrual for payment for unused sick leave and other employee benefits	1,839	1,452	735	584
Accrued taxes and other expenses	1,335	1,461	903	752
Others	2,462	1,991	609	559
	14,726	12,531	6,265	5,537

12.  Long-term Debt

This account consists of outstanding indebtedness of the following:

	Consolidated
	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)
	(in million pesos)
PLDT	137,400	139,324
Smart	21,392	22,891
Mabuhay Satellite	4,962	5,356
ePLDT	150	150
MaraTel	38	42
	163,942	167,763
Less current portion	19,087	19,176
	144,855	148,587

After giving effect to the anticipated application of existing refinancing facilities, the scheduled maturities of outstanding long-term debt as of March 31, 2003 are as follows:

Year	Consolidated	Non-Consolidated
	(in million pesos)
2003(1)	14,625	9,486
2004	22,304	15,034
2005	28,533	21,198
2006	26,025	20,372
2007 and onwards	72,455	71,310

(1)     April 1, 2003 through December 31, 2003

PLDT

PLDT's aggregate outstanding indebtedness is broken down as follows:

Description	March 31, 2003 (Unaudited)		December 31, 2002 (Audited)
	(In Millions)
U.S. Dollars
Export Credit Agencies-Supported Loans
Kreditanstalt fur Wiederaufbau	US$429	Php22,997	US$437	Php23,265
JBIC/Co-financing Banks	79	4,236	87	4,657
Others	153	8,201	161	8,575
	661	35,434	685	36,497
Fixed Rate Notes	1,482	78,206	1,487	78,067
Term Loans	154	8,239	172	9,166
	US$2,297	121,879	US$2,344	123,730
Japanese Yen
Term Loans	JP¥15,418	6,998	JP¥15,641	7,049
JBIC OIL	9,760	4,438	9,760	4,379
	JP¥25,178	11,436	JP¥25,401	11,428
Philippine Pesos
Peso Fixed Rate Corporate Notes		2,540		2,540
Term Loans		1,545		1,626
		4,085		4,166
		137,400		139,324
Less current portion		11,857		11,962
		Php125,543		Php127,362

The effective average interest rates applicable to the above indebtedness are as follows:

	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)

Dollar-denominated loans	8.1%	8.3%
Yen-denominated loans	1.4%	1.2%
Peso-denominated loans	13.7%	13.8%

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT's indebtedness.

Kreditanstalt fur Wiederaufbau, or KfW, a German state-owned development bank, is our largest single creditor. As of March 31, 2003, we owed US$429 million aggregate principal amount of debt to KfW, as follows:

  US$321 million provided under various export credit agency-backed facilities, of which US$265 million is in connection with our expansion and service improvement programs and US$56 million in connection with a refinancing facility; and

  US$108 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$13 million is in connection with a refinancing facility.

On January 25, 2002, PLDT signed two loan agreements with KfW that provide PLDT with a new US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. We have drawn US$69 million (Php3,720 million) under this facility as of March 31, 2003.

After giving effect to the refinancing of facilities, US$31 million of our KfW loans will mature in 2003, US$39 million in 2004, US$82 million in 2005, US$57 million in 2006 and US$220 million in 2007 and onwards. Principal and interest on these loans are generally payable in equal semi-annual installments.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including Japan Bank for International Cooperation, or JBIC, (formerly the Export-Import Bank of Japan), the Export-Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, the United Kingdom and Singapore, in the aggregate outstanding principal amount of US$232 million and US$248 million as of March 31, 2003 and December 31, 2002, respectively. Of these loans, US$44 million will mature in 2003, US$60 million in 2004, US$49 million in 2005, US$40 million in 2006 and US$39 million in 2007 or later.

Fixed Rate Notes

PLDT has nine series of non-amortizing fixed rate notes outstanding as of March 31, 2003, as follows:

Principal Amount	Issue Date	Interest Rate	Maturity

US$62,030,000	June 28, 1996	8.500%	June 30, 2003
US$77,802,000	June 2, 1994	10.625%	June 2, 2004
US$144,385,000	July 31, 1995	9.875%	August 1, 2005
US$175,000,000	June 28, 1996	9.250%	June 30, 2006
US$200,000,000	March 6, 1997	7.850%	March 6, 2007
US$100,000,000	May 2, 2002	10.625%	May 15, 2007
US$175,000,000	April 13, 1999	10.500%	April 15, 2009
US$250,000,000	May 2, 2002	11.375%	May 15, 2012
US$300,000,000	March 6, 1997	8.350%	March 6, 2017

On May 2, 2002, PLDT issued 10.625% Notes due 2007 in the aggregate principal amount of US$100 million and 11.375% Notes due 2012 in the aggregate principal amount of US$250 million. The net proceeds from the issuance of the notes were used to effect the repurchase of (1) US$63 million in principal amount of our 8.5% Notes due 2003 and US$117 million in principal amount of our 10.625% Notes due 2004 validly tendered by holders in our tender offer and (2) US$10 million in principal amount of our 10.625% Notes due 2004 and US$6 million in principal amount of our 9.875% Notes due 2005 from the open market, and to prepay or repay various loans in the aggregate amount of US$125 million, of which US$53 million (JP¥6,260) pertains to the Japanese yen term loan maturing in June 2003 and US$52 million in connection with the US$150 million term loan maturing in December 2003. The remaining proceeds were used to prepay or repay PLDT’s short-term and other medium-term debts.

Term Loans

Local Exchange Transfer Loans

In connection with the transfer to PLDT of Smart's local exchange business, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credits Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively. These loans were amended in August and September 2001 to increase the maximum total debt to earnings before interest, income tax, depreciation and amortization or EBITDA ratio that PLDT on a non-consolidated basis is permitted to maintain during the terms of the respective loans. Approximately US$128 million of these loans was outstanding as of March 31, 2003. The FMO loan matures on September 1, 2007, while the EKN and ECGD loans mature on December 31, 2007.

US$150 Million Term Loan

In connection with PLDT's fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch, US$52 million of which was outstanding as of March 31, 2003. The outstanding principal amount of this loan is payable at maturity on December 22, 2003 and will be partly refinanced by a multi-currency refinancing facility described below.

Japanese Yen Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks, JP¥12,359 million of which was outstanding as of March 31, 2003. This loan has a final maturity on June 18, 2003 and will be partly refinanced by a multicurrency refinancing facility described below.

JBIC JP¥ 9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥ 9,760 million under the JBIC’s Overseas Investment Loan (OIL) Program. The loan, which was drawn on July 31, 2002, will be amortized semi-annually beginning March 21, 2005 and will mature on March 21, 2008.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1,700 million, of which about Php1,462 million was outstanding as of March 31, 2003. The loan, which is funded under the Japan Bank for International Cooperation Facility for Private Sector Development of the Development Bank of the Philippines, matures on October 26, 2005 and is payable in quarterly installments starting April 2002 as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date

Payments 1–7	3.500%
Payments 8–11	8.875%
Payments 12–15	10.000%

Peso Fixed Rate Corporate Notes

In connection with PLDT's service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million matures on November 9, 2004, and Php770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which Php360 million matures on June 9, 2003, Php100 million on June 9, 2005, and Php810 million on June 9, 2010.

Multicurrency Refinancing Facility

On September 4, 2002, PLDT signed a loan agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility, which has been split into two tranches to be drawn in June and December 2003, is intended to refinance a portion of the JP¥12,359 million and US$52 million principal amounts outstanding as of March 31, 2003 under the Japanese yen syndicated term loan and a U.S. dollar term loan, respectively, both falling due in 2003. The new syndicated facility will be amortized semi-annually beginning June 2004 and will mature in December 2006.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of each quarterly period.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

  interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net income of investees, of not less than 150%, 180% or 200%;

  total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 through March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

  long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3.0:1;

  current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1;

  debt service coverage ratio of at least 1.1:1; and

  debt to free cash flow ratio of not more 6.0:1 from March 31, 2003 to June 30, 2003, not more than 5.5:1 from September 30, 2003 to June 30, 2004, not more than 5.0:1 from September 30, 2004 to June 30, 2005, not more than 4.5:1 from September 30, 2005 to June 30, 2006, and not more than 4.0:1 from September 30, 2006 onwards.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis. These include:

  long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

  total debt to EBITDA of not more than 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter; and

  current ratio of not less than 0.75:1 to 0.9:1.

For purposes of deriving appraised value of equity/tangible net worth, we determined the revaluation surplus in respect of PLDT’s properties. PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value, as part of NTC’s financial reporting requirements, based on the December 29, 1997 exchange rate of Php40.116 to US$1.00. As of December 31, 1997, the sound value was Php225,966 million and the revaluation surplus was Php82,723 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of March 31, 2003 and December 31, 2002, the revaluation surplus on PLDT’s 1997 appraised properties still in service, net of a 5% disallowance factor, amounted to Php43,347 million and Php44,984 million, respectively.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 97% of PLDT's long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. The peso declined by 5% against the U.S. dollar to an average of Php54.074 to US$1.00 in the first quarter of 2003 from an average of Php51.583 to US$1.00 for the year 2002. In the first quarter of 2002 the peso depreciated by 0.5% to an average of Php51.250 to US$1.00 from Php51.009 to US$1.00 for the year 2001. As of March 31, 2003, the exchange rate was Php53.604 to US$1.00, equivalent to a 0.7% depreciation of the peso relative to the rate at the end of 2002.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other subsidiaries and associates in assisting in complying with non-consolidated covenants.

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio of (x) PLDT's non-consolidated after-tax net income, excluding equity in net income or losses of investees after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to (y) the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of (x) our after-tax net income for the 12 months immediately preceding the calculation date after: (a) adding back interest charges, depreciation, amortization and other non-cash charges (including equity in net income or losses of investees but excluding provision for doubtful accounts) and provision for income taxes, and (b) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity in the net income or losses of investees and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (a) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (b) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of (a) PLDT's total indebtedness (not including amounts payable by PLDT under the Letter of Support) to (b) net income for the preceding 12 months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net income or losses of investees, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Debt service coverage ratio is the ratio of (x) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from subsidiaries and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in subsidiaries for the 12 months immediately preceding the calculation period plus (3) PLDT’s closing cash balance of the last day of the calculation date to (y) the sum of the projected interest charges and principal debt repayments (excluding debt to be repaid with a refinancing facility) during the 12 months following the calculation date.

Debt to free cash flow ratio is the ratio of (x) PLDT’s debt less PLDT’s closing cash balance of the last day of the calculation period to (y) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from subsidiaries and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in subsidiaries or affiliates for the 12 months immediately preceding the calculation date.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of (a) PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to (b) the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of (x) non-consolidated current assets to (y) non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

  incurring additional indebtedness;

  prepaying other debt;

  making investments;

  extending loans;

  extending guarantees or assuming the obligations of other persons;

  paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

  disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

  entering into management contracts providing for the management of its business or operations by a third party;

  creating any lien or security interest;

  permitting set off against amounts owed to PLDT;

  merging or consolidating with any other company;

  entering into transactions with shareholders and affiliates; and

  entering into sale and leaseback transactions.

Under the terms of PLDT's 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT's ability to: (a) incur debt in the event its ratio of debt to EBITDA (calculated on a non-consolidated basis, except in certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5 to 1 on or prior to December 31, 2003, 5.0 to 1 from January 1, 2004 to December 31, 2004 and 4.5 to 1 thereafter and (b) pay dividends on, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain restrictions, these covenants also restrict our ability to sell assets and use the proceeds of these asset sales.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (a) the aggregate of NTT Communications' and First Pacific's direct and indirect voting interest in PLDT's outstanding capital stock having voting rights falls below 35% of such capital stock, (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT's outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (c) if a rating agency then maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

Under the terms of PLDT’s JPY9,760 million loan from JBIC, in the event of any proposed sale or transfer of PLDT's stock that would result in NTT Communications holding less than 14.95% of PLDT's voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (a) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT or (b) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart's GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under the terms of the PLDT’s US$145 million multicurrency term loan facility agreement, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change of control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change of control offer in the event that (a) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights fall below 35% of such capital stock, (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (c) if a rating agency then maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

PLDT’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These defaults include:

  cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument. In some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

  failure by PLDT to meet certain financial ratio covenants referred to above;

  the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;

  the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;

  the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;

  the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

  other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart

Smart’s long-term debt consists of:

	March 31, 2003 (Unaudited)		December 31, 2002 (Audited)
		(in millions)
U.S. Dollars	US$379	Php20,359	US$408	Php21,724
Philippine Pesos		1,033		1,167
		21,392		22,891
Less current portion		6,114		6,173
		Php15,278		Php16,718

Smart’s bank loan facilities, which are being used to finance its purchases of telecommunications equipment, are availed of through one or more drawdowns.

Interest on Smart’s dollar denominated loans is either fixed or based on LIBOR plus premium. These loans are payable in semi-annual installments and have maturities of up to 2007. The peso loans are payable quarterly and accrue interest based on the weighted average interest rate, or WAIR, plus Participating Financial Institution, or PFI, premium and will mature in December 2005 and February 2007 for the Php1,000 million and Php300 million facilities, respectively.

Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any affiliate without the consent of its lenders. Some of these covenants contain an absolute prohibition on paying dividends before December 2002, while others require that a portion of the loan equal to the amount of the dividend be prepaid. On April 24, 2003 and May 7, 2003, Smart received the approvals from Finnvera and from its other relevant lenders for additional dividend payments to PLDT in an amount not to exceed 70% of Smart’s net income for 2002, subject to the receipt by Finnvera of an endorsement by its re-insurer and Smart’s compliance with all of the financial covenants under these agreements.

Smart’s debt instruments also contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart has maintained compliance with all of the financial covenants. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include:

  Cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;
  Failure by Smart to comply with certain financial ratio covenants;
  Any reduction in PLDT’s ownership of Smart’s stock below 51% of the total of each class of Smart’s issued shares;
  Any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding or 17.5% of the voting power of the total common stock outstanding; and
  The occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantors’ ability to perform its obligations under an applicable guaranty.

Mabuhay Satellite

Mabuhay Satellite’s long-term debt consists of:

	March 31, 2003 (Unaudited)		December 31, 2002 (Audited)
	(in millions)
U.S. Dollars
Credit Agreement	US$47	Php2,516	US$55	Php2,925
Omnibus Agreement	46	2,446	46	2,431
	93	4,962	101	5,356
Less current portion	19	1,040	18	980
	US$74	Php3,922	US$83	Php4,376

Credit Agreement

On January 8, 1999, Mabuhay Satellite entered into a Restructuring Agreement with Ex-Im Bank relating to the Credit Agreement to finance a portion of the costs of purchasing the Agila II Satellite, which included, among other major provisions, the principal repayments in 18 semi-annual installments of US$5 million due and payable on January 15 and July 15 of each year starting 1999 and interest at a rate of 6.6% per annum.

On May 8, 2000, Ex-Im Bank agreed to amend the repayment terms of the principal under the Restructuring Agreement. The outstanding balance as of the effective date of the Amendment shall be amortized in 13 successive semi-annual installments due on January 15 and July 15 of each year, beginning January 15, 2000. Interest rate remains at 6.6% per annum.

Omnibus Agreement

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$47 million (Php2,516 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$46 million (Php2,446 million).

As security, Mabuhay Satellite has constituted in favor of the Banks:

  A first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority, or SBMA, and the components of the satellite system;

  An assignment of its rights under its Purchase Contract for the Satellite System;

  An assignment of its rights under the transponder lease contracts to be entered into with its stockholders and other parties and the revenues therefrom; and

  An assignment of the applicable proceeds of insurance to be taken on the satellite system.

Restructuring of Mabuhay Satellite’s debt under the Omnibus Agreement and the second restructuring of its debt under the Credit Agreement were approved by the Monetary Board of the Bangko Sentral ng Pilipinas on July 6, 2000 under the latter’s Resolution No. 1107.

The Credit and Omnibus Agreements impose negative covenants which, among other things, restrict the material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million with a grace period of one year. The loan facility was fully drawn as of December 31, 2002. The quarterly principal payments of Php15 million shall start in the second year with a balloon payment of Php45 million at the end of the third year. Interest on this loan is equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan is secured by ePLDT’s investment in an affiliate with a carrying value of Php616 million as of March 31, 2003 and a deed of assignment of receivables of an associate from a foreign customer.

The loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income of any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days of dissolution of its legal existence, and creation of any encumbrances on the shares pledged.

MaraTel

MaraTel’s long-term debt consists of a Php60 million loan obtained on October 20, 1997 and a Php19 million loan drawn on July 19, 1999. The Php60 million loan carries an interest rate ranging from 11.6% to 14.6% per annum and matures on October 16, 2005, while the Php19 million loan bears a fixed interest rate of 14.7% per annum and matures on July 30, 2004. As of March 31, 2003, the outstanding balances of these loans totaled Php38 million, of which Php12 million will mature in 2003.

13.  Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	Consolidated		Non-Consolidated
	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)
		(in million pesos)
Liability under Letter of Support (Note 3)	2,693	2,676	2,693	2,676
Advance payment under a receivables purchase facility (Note 6)	2,412	2,530	2,412	2,530
Customers’ deposits	2,110	2,162	2,017	2,055
Accrual of capital expenditures under long-term financing (Note 20)	1,474	1,625	1,367	1,515
Accrued pension cost (Note 16)	923	1,175	923	1,175
Others	1,328	1,372	1,163	1,206
	10,940	11,540	10,575	11,157

14.  Stockholders’ Equity

The movement of PLDT’s capital stock account follows:

			Preferred Shares - Php10 par value
	Common Stock – Php5 par value		Series A to CC	III	IV	V	VI	VII
	No. of Shares	Amount	No. of Shares						Total Preferred Shares	Amount
	(in millions)
Authorized	234	Php1,170							823	Php8,230
Outstanding
Balances at January 1, 2002	168	Php844	372	4	36	3	5	4	424	Php4,242
Issuance	–	–	37	–	7	–	–	–	44	441
Conversion	1	3	(3)	–	–	–	–	–	(3)	(26)
Redemption	–	–	–	–	(7)	–	–	–	(7)	(72)
Balances at December 31, 2002 (Audited)	169	Php847	406	4	36	3	5	4	458	Php4,585

Balances at January 1, 2003	169	Php847	406	4	36	3	5	4	458	Php4,585
Issuance	–	–	4	–	–	–	–	–	4	40
Conversion	–	–	–	–	–	–	–	–	–	(5)
Redemption	–	–	–	–	–	–	–	–	–	–
Balances at March 31, 2003 (Unaudited)	169	Php847	410	4	36	3	5	4	462	Php4,620

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to CC 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. These series of preferred stock are convertible into common stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of PLDT's common stock at the PSE over a period of 30 consecutive trading days before the conversion date. The conversion price, however, shall not be less than the conversion price set by the Board of Directors, which as of March 31, 2003, is Php5 per share. At PLDT’s option, the Series A to CC 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On January 22, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock for issuance throughout 2002. In addition, on February 26, 2002, the Board of Directors designated an additional 15 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. The issuance of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock is an exempt transaction under Section 10.2 of the SRC, as confirmed by the Philippine SEC on March 13, 2002 and July 31, 2002, respectively. PSE approved the listing of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock on August 14, 2002.

On December 2, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series DD 10% Cumulative Convertible Preferred Stock for issuance throughout 2003 and an additional 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock. The issuance of the 10 million shares of Series DD 10% Cumulative Convertible Preferred Stock and the additional 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock is an exempt transaction under Section 10.2 of the SRC, as confirmed by the SEC on January 30, 2003. In an earlier letter dated October 24, 2002, PSE allowed PLDT to utilize 24,287,455 unissued preferred shares remaining listed with the PSE in order to cover the issuance requirement of the other series under PLDT’s Subscriber Investment Plan. The issuance requirement for the 10 million shares of Series DD 10% Cumulative Convertible Preferred Stock and the additional 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock will be taken from the said remaining listed and unissued preferred shares.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 per share of common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events. The Series III Convertible Preferred Stock is not redeemable. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to Php11 a share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors called for the payment of a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock amounting to Php72 million, which was paid on March 5, 2002. On March 22, 2002, PLDT redeemed 60 million shares out of the 360 million subscribed shares of its Series IV Cumulative Non-Convertible Preferred Stock and paid Php72 million, representing the redemption price plus unpaid dividends up to the date of redemption.

On June 4, 2001, PLDT issued 2.7 million shares of Series V Convertible Preferred Stock, 5.1 million shares of Series VI Convertible Preferred Stock and 3.8 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58.1 million shares of Series K, Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. In addition, in 2002, PLDT issued 30,100 shares of Series V Convertible Preferred Stock and 14,087 shares of Series VI Convertible Preferred Stock in exchange for a total of 220,935 shares of Series K, Class I Convertible Preferred Stock of Piltel. Upon receipt of tax clearance from the BIR on March 3, 2003, PLDT issued 92,413 more shares of Series VI Convertible Preferred Stock in exchange for 462,065 shares of Piltel Series K Class I Convertible Preferred Stock. Each share of Series V, VI and VII PLDT Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares, which will benefit from a put option exercisable for thirty days to sell such PLDT common shares to PLDT for Php1,700 or US$36.132 or JP¥4,071.89 per share depending on the series. PLDT would be obligated to pay up to Php4,600 million, US$184 million and JP¥15,600 million under the put option if all the convertible preferred shares will be mandatorily converted and all the underlying common shares will be put to PLDT.

As of March 31, 2003 and December 31, 2002, a total of 669,163 shares of Series V and VI Convertible Preferred Stock have been converted to PLDT common shares.

The aggregate value of the put option as of March 31, 2003 is Php20,531 million while the market value of the underlying common shares is Php3,492 million based on the market price of PLDT’s common stock of Php315 per share as of March 31, 2003.

The shares of preferred stock, except shares of Series V, VI and VII Convertible Preferred Stock, redeemed or converted into common stock shall revert to and form part of the unissued preferred stock, and may be reissued in any other series that the Board of Directors may, from time to time, establish and designate.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

On January 31, 2003, the Board of Directors approved the dividend declaration of: (a) Php1.00 per outstanding share of 10% Cumulative Convertible Preferred Stock Series CC payable on March 31, 2003 to the holders of record on February 7, 2003; and (b) Php12.15 million on the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on March 15, 2003 to the holders of record on February 17, 2003. Also, on February 26, 2003, the Board of Directors approved the dividend declaration of US$1.029412 per outstanding share of Series III Cumulative Convertible Preferred Stock payable on April 15, 2003 to the holders of record on March 17, 2003. As of March 31, 2003, undeclared cumulative dividends applicable to shares of preferred stock amounted to approximately Php148 million.

Employees’ Stock Purchase Plan

The Employees’ Stock Purchase Plan, or ESPP, of PLDT provides an opportunity to its regular rank-and-file and supervisory employees to purchase an ownership interest in PLDT’s common stock at a reduced price on a deferred payment basis.

On November 3, 1999, the Board of Directors approved the Ninth Offering under the ESPP. Up to 991,200 shares of common stock have been made available for purchase under the Ninth Offering.

Movements in the number of stock purchase plan outstanding are as follows:

	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)
Beginning balance	55,124	169,708
Exercised	(9,990)	(114,584)
Ending balance	45,134	55,124

The purchase price is set at the prevailing market price which should not exceed Php877.63 per share. This cap represented 85% of the market price at offer date on January 3, 2000. The average market value of the shares exercised in 2002 was Php378 per share (total Php43 million).

As of March 31, 2003, about 1.2 million shares of common stock was reserved for future offerings under the ESPP.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an Executive Stock Option Plan, or ESOP, and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of shares of common stock to subscribe for any issue of up to 1,289,745 shares of common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of stockholder value, align the option holders’ interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT have been reserved as underlying shares of options under the ESOP.

Movements in the number of stock option plan outstanding are as follows:

	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)
Beginning balance	1,226,395	1,157,258
Granted	–	144,428
Cancelled	(53,302)	(75,291)
Ending balance	1,173,093	1,226,395

Since the date of the grant on December 10, 2001, there were no officers or executives that exercised their options. Instead, there were cancellations of options due to officer resignations and retirements of officers and executives.

Retained Earnings

This account consists of:

	Three Months Ended March 31
	2003 (Unaudited)	2002 (As restated - Note 3)
	(in million pesos)
Appropriated for plant expansion and higher replacement costs	435	435
Unappropriated	35,410	33,023
	35,845	33,458

PLDT regularly declares and pays dividends on its preferred shares. However, the written consent of its creditors and certain preferred stockholders may be required under certain conditions (as discussed in Note 12 – Long-term Debt). PLDT has not declared any dividends on its common shares since June 2001. The retention of earnings is necessary to meet the funding requirements of our business expansion, service improvement and development programs. The unappropriated retained earnings balance of PLDT as of March 31, 2003 and December 31, 2002 includes accumulated equity in net income of investees of Php6,745 million and Php4,453 million, respectively, which are not available for distribution as dividends until declared by the investees.

15.  Related Party Transactions

Companies within the PLDT Group are engaged in arm’s-length transactions with each other in the ordinary course of business. We believe that the terms of these transactions are comparable with those available to unrelated parties.

Transactions with/between Related Parties

A description of major transactions with/between related parties is as follows:

a. Telecommunications Services Provided within PLDT Group

Telecommunications carriers within the PLDT Group (namely, PLDT, Smart, Piltel, Clark Telecom, Subic Telecom, MaraTel and PLDT Global) have existing intercompany agreements, such as interconnection agreements with one another under terms similar with those agreed with other telecommunications providers outside the PLDT Group (see Note 25 - Other Matters). Each of these carriers recognizes revenues, net of interconnection charges, for calls terminating with the customer of the other carriers.

b. Transponder Lease Agreement between PLDT and Mabuhay Satellite

On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's:

  transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement; and

  grant of a continuing security interest of first priority in all of Mabuhay Satellite's rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Total fees under these agreements amounted to Php194 million and Php230 million for the three months ended March 31, 2003 and 2002, respectively. Outstanding obligations of PLDT under these agreements amounted to Php30 million and Php269 million as of March 31, 2003 and December 31, 2002, respectively.

c. Facilities Management Agreement between PLDT and Piltel

On July 19, 2001, PLDT entered into a Facilities Management Agreement with Piltel under which PLDT undertakes the management, operation and maintenance of Piltel's regional telecommunication and EO 109, network operations and services, including EO 109 fixed line build-out installations, public calling offices and payphone facilities and the systems required to support these services.

The agreement covers Piltel's regional telecommunication services in Baguio, Puerto Princesa, Masbate, and Boac and EO 109 services in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah in Mindanao.

Under the agreement, PLDT also undertakes the management of the computer system, billing, revenue assurance and inter-carrier settlements reporting of Piltel's regional telecommunication services in Olongapo and Subic.

The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. All third party invoices will be passed on to Piltel at cost, including value-added tax.

The agreement supersedes the Facilities Management Agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate. The new agreement is effective for three years from July 2001 to July 2004.

Total management fees under these agreements amounted to Php21 million and Php24 million for the three months ended March 31, 2003 and 2002, respectively. Outstanding receivables of PLDT under these agreements amounted to Php279 million and Php258 million as of March 31, 2003 and December 31, 2002, respectively.

d. Facilities Management Agreement between Subic Telecom and Piltel

On September 5, 2001, Piltel and Subic Telecom entered into a Facilities Management Agreement of the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of Php44 for repairs and maintenance and Php6 for bill delivery from an exchange to a subscriber. All third party invoices will be passed on to Piltel at cost, including value-added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000.

Total management fees under this agreement amounted to Php5 million and Php6 million for the three months ended March 31, 2003 and 2002, respectively. The new agreement is effective for three years until September 2004. Outstanding receivables of Subic Telecom under this agreement amounted to Php4 million and Php2 million as of March 31, 2003 and December 31, 2002, respectively.

e. Agreements between Smart and Piltel

In connection with the integration of their operations, Smart and Piltel have entered into the following agreements:

  An agreement for the co-location, or sharing, of cellular sites selected at the option of Smart, whereby Piltel is paid a usage fee of Php45,000 per shared site per month, subject to a 10% annual increase;

  An agreement whereby Smart manages the operation of Piltel's cellular and paging systems. This agreement is divided into three sub-agreements as follows:

i.         A Facilities Management Agreement under which Smart operates, maintains and manages the physical facilities and technical services of Piltel's existing cellular and paging systems. Piltel pays Smart a fixed monthly fee of Php4 million and a variable monthly fee of Php13,735 per site covered by the agreement. Additional fees of Php0.2 million per month and Php624 per site per month are payable at the end of each calendar year upon rendition of the services in accordance with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel's prepaid wireless telecommunications network in the EO 109 areas in Mindanao including the business and central offices, base stations, and public calling offices of Piltel located in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental;

ii.       A Customer Service Management Agreement under which Piltel outsources the operation of its customer service and billing functions for its cellular and paging systems to Smart for a fixed monthly fee of Php8.8 million and a variable cost of Php57, Php17 and Php25 per postpaid, prepaid cellular and paging subscriber, respectively. An additional fee of Php399,926 per month and Php1 per postpaid subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

iii.      An Administrative Support and Management Services Agreement under which Piltel pays a fixed monthly fee of Php7.8 million. An additional fee of Php353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement.

Total fees under these management agreements amounted to Php168 million and Php160 million for the three months ended March 31, 2003 and 2002, respectively. Under these agreements, outstanding receivables of Smart as of March 31, 2003 and December 31, 2002 amounted to Php715 million and Php569 million, respectively.

In addition, Smart also entered into a Facilities Service Agreement with Piltel under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses. Total facility fees under this agreement amounted to Php841 million and Php784 million for the three months ended March 31, 2003 and 2002, respectively. Outstanding receivables of Smart under this agreement amounted to Php302 million and Php458 million as of March 2003 and December 31, 2002, respectively.

f. Air Time Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from PT Asia Cellular Satellite at least US$5 million worth of airtime annually over ten years commencing on the date of the satellite’s commercial operations. The commercial operations date is defined as the earlier of:

  the day on which PT Asia Cellular Satellite places the Garuda I satellite in commercial operation; and

  the date of final acceptance of the Garuda I satellite and associated equipment under the terms of the Spacecraft Contract, dated August 28, 1995, between PT Asia Cellular Satellite and Martin Marietta Overseas Corporation.

However, the commercial operations date may not occur without the consent of PLDT if there is a constructive total loss or partial loss of the satellite under its launch insurance contract and the satellite cannot provide commercial service in the Philippines.

In the event that PT Asia Cellular Satellite's aggregate billing revenues is less than US$45 million in any given year, PLDT is required to make supplemental airtime purchase payments not to exceed US$15 million per year during the ten-year term.

In March 2003, PLDT, together with the founder shareholders, entered into a Standstill Agreement in respect of the Air Time Purchase Agreement. See Note 20 – Contractual Obligations and Commercial Commitments for further discussion.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite on March 12, 1997, under which PLDT may:

  authorize distributors to resell ACeS services in the Philippines upon prior approval from PT Asia Cellular Satellite; and

  appoint agents to solicit and bill PLDT's or its authorized distributors' subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to AIL all of PT Asia Cellular Satellite's rights under the Founder NSP Airtime Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Airtime Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and AIL, PLDT consented to the assignment by AIL of the Founder NSP Airtime Purchase Agreement to P.T. Bank Internasional Indonesia, as security agent, for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998, which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, AIL, P.T. Bank Internasional Indonesia and various other banks.

On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank International Indonesia, as security agent, and various other banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

g. Agreements between Smart and ACeS Philippines

On July 18, 2000, Smart entered into a Service Distribution Agreement with ACeS Philippines under which ACeS Philippines appointed Smart as an authorized service provider of ACeS Global Mobile Personal Communication by Satellite Services, or GMPCS Services, in the Philippines having the task of exerting its best efforts to market and sell access to usage of the said services to prospective subscribers.

An amendment to this Service Distribution Agreement was made on February 16, 2001, whereby Smart shall remit to ACeS Philippines a Facility Usage Fee based on a revenue sharing formula. ACeS Philippines shall in turn pay Smart’s charges for the payphone-related services.

Also on February 16, 2001, Smart entered into a Facilities Management Agreement, or FMA, and Administrative Support and Management Services Agreement, or the Service Agreement, with ACeS Philippines. In exchange for its services, Smart shall receive fixed and variable monthly fees from ACeS Philippines. Under the FMA, Smart undertakes the management, maintenance and operation of the ACeS GMPCS Services, which are currently ready and available for actual use or operation. Under the Service Agreement, Smart shall provide certain administrative support and services in certain aspects of ACeS Philippines’ business operations such as payroll administration and training, finance, audit, legal, purchasing and materials management, public affairs, information technology, sales and marketing, ACeS Philippines NSP relations, ACeS International relations and other support services.

Total fees under these agreements, net of Smart’s share, amounted to Php16 million and Php7 million for the three months ended March 31, 2003 and 2002, respectively. The outstanding payable of Smart amounted to Php50 million as of March 31, 2003 and no outstanding obligations as of December 31, 2002.

h. Other Transactions

Equity investments in subsidiaries and associates are discussed in Note 9 – Investments.

On December 9, 2002, PLDT transferred and conveyed to Smart certain inland and submarine domestic fiber optic cable loops, digital transmission equipment and corresponding network management systems with an aggregate net book value of Php4,138 million, as consideration and in exchange for 298 million preferred shares of Smart subscribed by PLDT at Php13.875 per share, or a total subscription price of Php4,138 million.

The following is a summary of related party accounts with subsidiaries eliminated from the consolidated balance sheets as of March 31, 2003 (unaudited) and December 31, 2002 (audited) and from the consolidated statements of income for the three months ended March 31, 2003 and 2002 (unaudited):

	2003	2002
	(in million pesos)
Balance Sheets
Accounts receivable	7,804	6,601
Other noncurrent assets	86	86
Accounts payable	3,505	2,755
Accrued expenses and other current liabilities	1,384	1,095
Deferred credits and other noncurrent liabilities	2,597	2,434
Statements of Income
Fixed line revenues	755	49
Wireless revenues	191	230
Information and communications technology revenues	4	–
Rent expense	857	230
Maintenance expense	95	–

The following is a summary of related party accounts with Piltel as of March 31, 2003 (unaudited) and December 31, 2002 (audited) and for the three months ended March 31, 2003 and 2002:

	2003	2002
	(in million pesos)
Balance Sheets
Accounts receivable	1,909	1,731
Statements of Income
Fixed line revenues	911	100
Miscellaneous income	189	177

Transactions with Major Stockholders, Directors and Officers

Transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 5% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 5% of the common shares of PLDT had a direct or indirect material interest as of March 31, 2003 and December 31, 2002 and for the three months ended March 31, 2003 and 2002 are as follows:

a. Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

  Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000. Total fees under this agreement amounted to Php48 million and Php56 million for the three months ended March 31, 2003 and 2002, respectively. As of March 31, 2003 and December 31, 2002, outstanding obligations of PLDT amounted to Php32 million.

  Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber-optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. Total fees under this agreement amounted to Php28 million and Php16 million for the three months ended March 31, 2003 and 2002, respectively.

  Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications' "Arcstar" brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename "Arcstar" and its related trademark, logo and symbols, solely for the purpose of PLDT's marketing, promotional and sales activities for the Arcstar services within the Philippines. Global coordination fees to NTT Communications based on certain percentage of revenues derived from Arcstar products and services amounted to Php7 million and Php2 million for the three months ended March 31, 2003 and 2002, respectively. As of March 31, 2003 and December 31, 2002, outstanding obligation of PLDT amounted to Php5 million and Php3 million, respectively.

  Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. Total fees under this agreement amounted to Php2 million and Php0.4 million for the three months ended March 31, 2003 and 2002, respectively. As of March 31, 2003 and December 31, 2002, outstanding obligation of PLDT amounted to Php1 million and Php0.6 million, respectively.

b. Agreement between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of CMTS for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php67 million and Php73 million for the three months ended March 31, 2003 and 2002, respectively. Outstanding payables of Smart under these agreements amounted to Php67 million and receivables of Php31 million as of March 31, 2003 and December 31, 2002, respectively.

c. Agreement with Foote, Cone & Belding Worldwide, or FCB Worldwide. FCB Worldwide provides consultancy and advisory services to PLDT. The chairman of PLDT’s Board is the non-executive chairman of FCB Worldwide’s representative office in the Philippines.

d. Agreements relating to insurance companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan, wherein premiums are directly paid to Malayan. Total payments to Gotuaco and Malayan covering the twelve-month period ending July 31, 2003 including payments subsequent to 2002 amounted to Php566 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

16.  Employees’ Benefit Plan

PLDT

PLDT has a trustee-managed, noncontributory defined benefit plan, or the Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Benefit Plan are based on final salary and length of service.

PLDT’s actuarial valuation is done on an annual basis. Based on the latest actuarial valuation dated February 2003, the actuarial present value of accrued liability, net pension cost and average assumptions used in developing the valuation at December 31, 2002 are as follows:

(in million pesos)

Actuarial accrued liability	7,984
Assets at fair value	4,094
Unfunded actuarial accrued liability	(3,890)
Unrecognized:
Net transition liability	2,889
Net experience adjustment	(174)
Accrued pension cost as of December 31, 2002	(1,175)
Accrual of pension cost	(164)
Payments of pension liability	416
Accrued pension cost as of March 31, 2003	(923)

The weighted average assumptions used to determine pension benefits for 2003 are as follows:

Discount rate	9%
Rate of increase in compensation	8%
Rate of return on plan assets	9%

Net pension cost was computed as follows:

	Three Months Ended March 31
	2003	2002
	(Unaudited)
	(in million pesos)
Normal cost	117	101
Interest cost	10	12
Amortization of:
Unrecognized net transition obligation	41	41
Unrecognized net experience adjustments	(4)	(22)
	164	132

Smart

Smart has a trustee-managed, tax-qualified Provident Plan providing for retirement, death or service terminal pay to substantially all permanent and regular employees. Under the Provident Plan, Smart contributes to the provident fund for the credit of each member’s Personal Retirement Account, or PRA, a percentage of such member’s monthly salary. The member has an option to contribute to the Provident Fund an amount not to exceed 25% of the member’s monthly salary, which are credited to each member’s PRA; however, very few members contribute. Net earnings of the Provident Fund are credited every nine months to the PRAs of the members based on their proportionate share in the total value of the Provident Fund as of the end of the preceding period.

Any benefit payable under this Plan shall be in lieu of or in compliance with, but not in addition to, the payment of similar benefits Smart is required to pay its employees under existing or future laws, employment contracts or collective bargaining agreements, it being understood that the employee shall be entitled only to the higher of the benefits and not to both.

Contributions by Smart to the Provident Plan charged to operations amounted to Php16 million and Php11 million for the three months ended March 31, 2003 and 2002, respectively.

17.  Other Expenses – Net

This account consists of:

	Consolidated		Non-Consolidated
	Three Months Ended March 31
	2003	2002 (As restated - Note 3)	2003	2002 (As restated - Note 3)
	(Unaudited)
	(in million pesos)
Interest expense and related items - net of capitalized interest (Notes 8 and 12)	3,229	3,381	2,554	2,532
Manpower reduction cost	227	15	227	15
Hedge cost	224	53	224	53
Foreign exchange/swap losses (Notes 12 and 23)	35	24	31	3
Equity in net losses (income) of investees, including goodwill amortization and provision for impairment in value of investment (Note 9)	4	381	(2,291)	(959)
Interest and other income - net	(111)	(623)	(28)	(168)
	3,608	3,231	717	1,476

Over the past years, PLDT has been implementing a manpower reduction program, or MRP, in line with its continuing effort to reduce the cost base of the fixed line business. In 2002 and in the first quarter of 2003, 886 and 299 employees availed of the program, respectively. The MRP cost charged to operations amounted to Php324 million for the year ended December 31, 2002 and Php227 million for the three months ended March 31, 2003.

The decision to implement the MRP was anchored on the challenges being faced by the fixed line business as significant changes in technology, increasing competition, and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP is being implemented under the New Labor Code and is in compliance with all other relevant labor laws and regulations. By the end of 2003, PLDT expects to reduce its headcount to approximately 10,500 employees.

18.  Income Taxes

The net current and noncurrent components of deferred income tax recognized in the balance sheets follow:

	Consolidated		Non-Consolidated
	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)
	(in million pesos)
Net current assets	3,336	3,772	2,991	3,002
Net noncurrent liabilities	(10,782)	(10,699)	(9,284)	(9,231)

The components of net deferred tax assets and liabilities are as follows:

	Consolidated		Non-Consolidated
	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)
	(in million pesos)
Current assets:
Allowance for doubtful accounts	3,007	2,760	2,109	1,983
Unearned revenues on sale of prepaid cards	818	710	139	138
NOLCO	533	618	534	618
Accrued pension cost	516	571	295	376
Allowance for inventory losses	234	192	–	–
Current portion of unamortized past service cost	52	54	52	54
Others	14	18	–	–
	5,174	4,923	3,129	3,169
Less valuation allowance and income tax holiday adjustment	1,765	1,052	69	69
	3,409	3,871	3,060	3,100
Current liabilities:
Lump-sum payment under the collective bargaining agreement	(69)	(98)	(69)	(98)
Unrealized foreign exchange gains	(4)	(1)	–	–
	(73)	(99)	(69)	(98)
Net current assets	3,336	3,772	2,991	3,002

Noncurrent assets:
Additional depreciation for wireless analog assets	879	880	–	–
Unamortized past service cost	96	108	96	108
	975	988	96	108
Noncurrent liabilities:
Interest charges capitalized, net of amortization	(5,558)	(5,536)	(4,831)	(4,830)
Foreign exchange differential capitalized, net of depreciation and unrealized foreign exchange losses	(4,540)	(4,536)	(3,854)	(3,798)
Taxes and duties capitalized, net of amortization	(695)	(711)	(695)	(711)
Undistributed income of foreign subsidiaries	(360)	(333)	–	–
	(11,153)	(11,116)	(9,380)	(9,339)
	(10,178)	(10,128)
Less valuation allowance and income tax holiday adjustment	(604)	(571)	–	–
Net noncurrent liabilities	(10,782)	(10,699)	(9,284)	(9,231)

The carryforward benefit of NOLCO amounting to Php1,668 million as of March 31, 2003 can be claimed as deductions against taxable income until 2005.

Provision for income tax consists of:

	Consolidated		Non-Consolidated
	Three Month Ended March 31
	2003	2002 (As restated - Note 3)	2003	2002
	(Unaudited)
	(in million pesos)
Current	333	245	–	–
Deferred	646	247	64	247
	979	492	64	247

The current provision for income tax in 2002, on a consolidated basis, mainly represents the subsidiaries’ income tax under the regular corporate taxes. PLDT’s minimum corporate income tax in 2002 amounting to Php638 million was charged directly to “Prepayments and other current assets”. The carryforward benefit of MCIT as of March 31, 2003, can be claimed as deductions against income tax payable until 2005.

The current provision for income tax for the three months ended March 31, 2003 and 2002 mainly represents the subsidiaries’ income tax under the regular corporate income tax.

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax follows:

	Consolidated		Non-Consolidated
	Three Month Ended March 31
	2003	2002 (As restated - Note 3)	2003	2002
	(Unaudited)
	(in million pesos)
Provision at statutory tax rate	1,108	660	814	582
Tax effect of:
Tax loss position	132	2	–	–
Equity in net income (losses) of investees, including goodwill amortization, and provision for impairment in value of investment	1	122	(733)	(307)
Income subjected to lower tax rates	(63)	(30)	(18)	(14)
Others – net	(258)	(262)	1	(14)
Change in valuation allowance	59	–	–	–
Actual provision for income tax	979	492	64	247

On July 20, 1999, Mabuhay Satellite was registered as a Subic Bay Freeport Enterprise and Clark Telecom was also registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

Smart is registered with the Board of Investments, or BOI, under the Omnibus Investments Code of 1987 as a preferred non-pioneer enterprise for the operation of the IGF and CMTS services. As such, Smart was entitled to certain tax and non-tax incentives, including an income tax holiday for a period of three years up to August 2000.

The BOI Governing Board, in its meeting on August 10, 2000, granted the request of Smart for the transfer of its LEC business to PLDT subject to certain conditions, which include the surrender of Smart’s original certificate of registration to the BOI for annotation and safekeeping and the issuance of a certificate of registration to PLDT with respect to the transferred LEC business.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects entitling it to enjoy a three-year tax holiday up to May 2004. The tax incentive is availed on the basis of incremental income generated from the said expansion project. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects entitling it to enjoy a six-year tax holiday. In this case, the tax incentive is availed for the entire taxable income of the project.

Smart’s deferred income tax assets and liabilities as of March 31, 2003 and December 31, 2002 have been restated at realizable amounts after provision of a valuation allowance for portions of income tax assets that will not have tax consequences.

On December 22, 2000, the BOI approved ePLDT’s registration as a new IT service firm in the field of services related to Internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday from January 2001 or actual start of commercial operations, whichever comes first.

19.  Earnings Per Common Share

The following table presents information necessary to calculate the earnings per share:

	Three Months Ended March 31
	2003		2002
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Net income	2,479	2,479	1,571	1,571
Less dividends on preferred stock	426	270	404	352
Net income applicable to common stock	2,053	2,209	1,167	1,219

	(in thousands, except per share amounts)
Outstanding common shares, beginning	169,361	169,361	168,895	168,895
Effect of issuance of common shares during the period	14	27,711	67	11,280
Weighted average number of common shares, end	169,375	197,072	168,962	180,175
Earnings per common share	Php12.12	Php11.21	Php6.91	Php6.77

20.  Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses the PLDT Group’s contractual obligations outstanding as of March 31, 2003:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(in million pesos)

Long-term lease obligations	7,801	1,612	4,295	1,340	554
Unconditional purchase obligations(1)	10,161	715	2,194	2,160	5,092
Other long-term obligations	20,531	-	-	-	20,531
Total contractual cash obligations	38,493	2,327	6,489	3,500	26,177

(1)     Under the Air Time Purchase Agreement with AIL, the amount disclosed in the table above for payments due within 1 year reflects a reduction in PLDT’s required payments agreed under a Standstill Agreement, while the amounts disclosed for payments due from 2 years onwards are based on the original Air Time Purchase Agreement.

Long-term Lease Obligations

Transponder Lease Agreement. As discussed in Note 15 – Related Party Transactions, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement on December 28, 1995, which was amended on May 10, 2000. This agreement is for a period of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders for 2002 is US$18 million. As of March 31, 2003, PLDT’s aggregate remaining obligation under this agreement was approximately Php4,060 million.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of March 31, 2003, the aggregate remaining obligation was approximately Php978 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. As discussed in Note 15 – Related Party Transactions, PLDT entered into an agreement with NTT World Engineering Marine Corporation on July 4, 2000, for the submarine cable repair and other allied services in relation to the maintenance of PLDT’s DFON submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of March 31, 2003, the aggregate remaining obligation was approximately Php310 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for 10 to 25 years expiring at various dates. As of March 31, 2003, the aggregate remaining obligation was approximately Php146 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under the agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services at the expiration of the first year for a fee of 15% of the current published license fee. As of March 31, 2003, the aggregate remaining obligation was approximately Php81 million.

Other Long-term Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. As discussed in Note 15 – Related Party Transactions, PLDT is a party to a Founder NSP Air Time Purchase Agreement, or ATPA, with AIL, which was amended in December 1998, under which PLDT is granted the exclusive right to sell AIL services in the Philippines. In exchange, PLDT is required to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on the date of the commercial operations of the satellite. In the event AIL aggregate billing revenues is less than US$45 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

In March 2003, PLDT, together with the founder shareholders, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original ATPA. In lieu of these payments, the parties agreed to fix the amount of air time usage fees for 2003 for unlimited use of air time. PLDT’s obligation under the Standstill Agreement amounts to US$3.8 million for 2003. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach agreement on a revised ATPA before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

As of March 31, 2003, PLDT’s aggregate remaining minimum obligation under this agreement was approximately Php9,852 million.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the Internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$1.2 million, which was subsequently reduced to US$0.9 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million for the first year and US$0.3 million in each year thereafter. As of March 31, 2003, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php70 million.

Other Unconditional Purchase Obligations. PLDT has various purchase contracts for periods ranging from two to three years covering the use of fraud management system and satellite hub and remote VSAT network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 9 – Investments and Note 14 – Stockholders' Equity, as of March 31, 2003, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel.

As of March 31, 2003, 145,320 shares of Series V Convertible Preferred Stock and 523,843 shares of Series VI Convertible Preferred Stock were converted to PLDT common shares. The aggregate value of the put option based on outstanding shares as of March 31, 2003 was Php20,531 million, of which Php13,418 million is payable on June 4, 2008 and Php7,113 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares was Php3,492 million, based on the market price of PLDT’s common stock of Php315 per share as of March 31, 2003.

Commercial Commitments

As of March 31, 2003, our outstanding commercial commitments, in the form of letters of credit, amounted to Php3,515 million. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM phone network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the GSM network. In 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM phone network. Under this MPO, unavailed portion as of March 31, 2003 amounted to US$65 million.

21.  Contingencies

PLDT

NTC supervision and regulation fees, or SRF. On various dates in 1988, NTC served various assessment notices and demands for payment of SRF pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act (PSA). PLDT protested said assessments and demands for payment on the grounds that (a) all assessments under Section 40 (e) of the PSA should legally be based on the par value of a corporate utility operator’s outstanding capital stock, exclusive of capital in excess of par; (b) the assessment were being levied to raise revenues and not as mere reimbursements for actual regulatory expenses in violation of the doctrine in PLDT vs. PSC, 66 SCRA 341 (1975); (c) NTC had no authority to compel PLDT’s payment of the administrative fees under Section 40 (f) of the PSA for the increase of PLDT’s authorized capital stock, since NTC did not render any supervisory or regulatory activity nor incur any expenses in relation to such corporate act; and (d) NTC had no authority to increase the rates of the administrative fees under Section 40 of the PSA from Php0.20 to Php0.50 per Php100.00 of the capital stock pursuant to Batas Pambansa, or B.P. 325 since the latter legislation was of general application and thus, could not have legally or validly amended a special law such as the PSA.

After exhausting all available administrative remedies with the NTC, PLDT filed an appeal via a Petition for Certiorari with Prayer for Temporary Restraining Order and/or Preliminary Injunction with the Court of Appeals, or CA. The CA promulgated its decision which, in the main, held that (a) the annual SRF should be assessed on the basis of the par value of the subscribed or paid-up capital stock of PLDT, exclusive of capital in excess of par; (b) the NTC is legally authorized to collect the administrative fees under Section 40 (f) of the PSA even if it renders or performs no regulatory service or incurs no expense whatsoever in approving PLDT’s increase in authorized capital stock; and (c) the fees under Section 40 (e) and (f) of the PSA should be computed at the rate of Php0.50 per Php100.00, or a fraction thereof pursuant to B.P. 325 instead of only Php0.20 per Php100.00 or fraction thereof under the PSA.

In an appeal to the Supreme Court, or SC, PLDT questioned the CA decision (a) that the NTC can validly collect fees even in the absence of any regulatory services performed, and (b) upholding the validity of the increase in the rate of fee under Section 40 (e) of the PSA to Php0.50 from Php0.20 per Php100.00 or a fraction thereof of the capital stock. NTC, on the other hand, questioned the basis for the SRF assessment, which was determined by the CA to be the par value of the subscribed capital stock exclusive of capital in excess of par.

In a decision dated July 28, 1999, the SC ordered the NTC to recompute the SRF due from PLDT on the basis of PLDT’s “capital stock subscribed or paid”.

Pursuant to the SC decision, the NTC issued a re-assessment letter in February 2000 for the balance of the SRF for previous years computed on the same basis stated in the SC decision but inclusive of stock dividends. On the ground that the inclusion of stock dividends in the calculation of the SRF has no basis in law and jurisprudence, PLDT requested the NTC to cancel/withdraw the portions of the assessment based on the stock dividends.

Without resolving or ruling on PLDT’s request, in September 2000, the NTC issued another assessment letter for the balance of the SRF for previous years and the SRF for the year ended December 31, 2000. Consequently, PLDT filed a Petition for Certiorari and Prohibition with Urgent Prayer for the Immediate Issuance of a Temporary Restraining Order with the CA. The CA temporarily restrained the NTC from enforcing/implementing its February and September 2000 assessments and subsequently issued a Writ of Preliminary Injunction. In February 2001, the CA dismissed the Petition for Certiorari and Prohibition filed by PLDT and dissolved the Writ of Preliminary Injunction earlier issued.

PLDT filed a Motion for Reconsideration of the aforementioned CA decision on the ground that the same would vitiate and not validate the decision rendered by the SC on July 28, 1999, ordering the NTC to recompute the SRF to be imposed on PLDT. On April 6, 2001, the Office of the Solicitor General, or OSG, adopting its Comment dated October 11, 2000 as its comment on the Motion for Reconsideration filed by PLDT, stated that the NTC by insisting on its assessments is providing its own definition of “stock dividend” at variance with the SC decision dated July 28, 1999 and is in effect enlarging its meaning and scope and expanding the concept envisaged therein. Further, the OSG stated that the sole and only issue is whether or not the SC decision directs the inclusion or exclusion of “stock dividends” in the computation of the SRF. The NTC also filed its comment on PLDT’s Motion for Reconsideration and PLDT filed a Reply to the NTC’s Comment stressing that the failure of NTC to deny the allegations in PLDT’s Motion for Reconsideration that (a) the SC decision dated July 28, 1999 annulled and set aside the NTC SRF assessment; (b) the SC directed the NTC to make a recomputation of the said SRF assessments but that NTC did not make any such recomputation; (c) the NTC served anew on PLDT exactly the same SRF assessments that were ordered set aside by the SC; (d) the SC decision dated July 28, 1999 has become final and executory; (e) the fundamental issues raised by PLDT in its Motion for Reconsideration is not at all whether the SC decision dated July 28, 1999 is right or wrong but rather whether it did or did not direct the exclusion of stock dividends in the SRF assessment; and (f) the SC decision dated July 28, 1999 held that the SRF should lawfully be based only on such capital stock subscribed or paid for which PLDT received actual payment; should all be taken to mean that the NTC SRF assessments should exclude stock dividends.

Considering the September 30 statutory deadline for the payment of the SRF, PLDT filed with the CA an Urgent Motion for Re-Issuance of Restraining/Injunctive Writ requesting the CA to re-issue and expand the Writ of Preliminary Injunction it had previously issued, to cover any and all SRF assessments, including the SRF assessments due on September 30, 2001, pending final resolution of PLDT’s Motion for Reconsideration. The CA granted PLDT’s prayer for injunctive relief, and re-issued a Writ of Preliminary Injunction, the same to be effective until the resolution of PLDT’s Motion for Reconsideration.

In March 2002, the CA issued a resolution denying PLDT’s Motion for Reconsideration and dissolving the Writ of Preliminary Injunction. PLDT then filed with the SC a Petition for Review on Certiorari of the said CA decision.

In light of the impending September 30 statutory deadline for the payment of the SRF, PLDT filed with the SC an Urgent Motion for the Issuance of a Temporary Restraining Order to enjoin the NTC from enforcing any SRF assessments against PLDT pending the resolution of its Petition for Review on Certiorari. Considering, however, that as of September 30, 2002, no decision has yet been promulgated by the SC on the aforementioned Motion, PLDT on the said date paid the SRF for the years 2000 and 2002 based on the paid-up capital including premium but excluding stock dividends.

Since 1976, PLDT has received assessments from the NTC for permit, SRF and other charges. As of March 31, 2003, PLDT has paid a total amount of Php1,249 million in SRF, of which Php1,094 million were paid under protest.

Local franchise tax assessments. PLDT is presently a party to several cases pending before courts of original and appellate jurisdictions in the Philippines involving the issue of exemption of PLDT from local franchise and business taxes.

PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes. PLDT’s claim for exemption or exclusion from local franchise and business taxes is grounded on Section 12 of R.A. 7082, or the PLDT Franchise, as implicitly amended and expanded by Section 23 of Republic Act 7925, or R.A. 7925, also known as the Public Telecommunications Policy Act. Further, PLDT claims that assuming that it is liable for local franchise tax, R.A. 7160, or the Local Government Code, provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some local government units of gross revenues as the basis for computation of franchise tax is in gross violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority; thus, the use thereof as a basis of computation will exceptionally overstate the franchise tax.

As of March 31, 2003, PLDT has received from several local government units’ assessments for local franchise and/or business taxes covering various periods, in the aggregate amount of Php4,524 million. PLDT has invariably protested these assessments, appealed to the lower courts denials of its protests by local government units, and elevated to the CA or the SC adverse decisions of the lower courts.

In one case involving the City of Davao, the SC rendered on August 22, 2001 a decision denying PLDT’s petition for review of the decision of a regional trial court of Davao City affirming the assessment of local franchise tax of Php3.7 million on PLDT. The SC held that although the withdrawal of tax exemptions under the Local Government Code does not preclude Congress from granting subsequent exemptions, Congress, in enacting R.A.7925 particularly Section 23 thereof, did not intend it to operate as a blanket tax exemption to all telecommunications entities and that Section 23 of R.A. 7925 cannot be considered as having amended the PLDT Franchise so as to entitle PLDT to exemption from local franchise tax. PLDT filed a Motion for Reconsideration of the said decision and a Motion to Refer the Case to the Court En Banc and for Oral Arguments. The Court’s Second Division granted the Motion to Refer the Case to the Court En Banc, which referral was thereafter accepted by the Court En Banc. The Oral Arguments was held on January 21, 2003. Both parties submitted their Memorandum and the Motion for Reconsideration was deemed submitted for resolution. On April 3, 2003, PLDT received a copy of the SC decision dated March 25, 2003, denying the Motion for Reconsideration by a vote of 9-5 and stating that said denial is final.

On the other hand, in another case involving the Province of Pangasinan, the CA rendered a decision granting PLDT’s appeal of an earlier unfavorable decision rendered by a regional trial court of Pangasinan. The CA ruled that R.A. 7925 impliedly withdrew from the Province of Pangasinan and all other provinces the power to impose and collect local franchise and business taxes on all telecommunications companies. The Province of Pangasinan subsequently filed a Motion for Reconsideration of the CA decision which was denied. Hence, the Province of Pangasinan filed a Petition for Review on Certiorari under Rule 65 of the Rules of Court which the SC dismissed on the ground that “the petition is evidently used as a substitute for the lost remedy of appeal”. The Province of Pangasinan’s Motion for Reconsideration of the SC resolution was likewise denied.

The outcome of these local franchise assessments may have an effect on other taxes to which PLDT could be subject to.

Smart

NTC SRF. Smart has been paying under protest the SRF assessed by the NTC. On September 27, 2001, Smart paid the amount of Php86 million representing SRF for 2001. On September 30, 2002, Smart paid the amount of Php114 million representing SRF for 2002.

The above amounts and all other assessments for SRF in the past were paid under protest as Smart believes that the same is exorbitant and unreasonable and contrary to Section 5(g) of R.A. 7925. R.A. 7925 states that the NTC should impose only reasonable fees and charges as may be necessary to cover reasonable costs and expenses for the regulation and supervision of the operation of the telecommunications entities.

In its protest, Smart also cited the decision of the Court of Appeals in the case of ICC Corporation vs. NTC (CA-GR SP No. 45-100, 30 September 1999) which held that: “In the guise of taxation, respondent NTC has in fact arrogated upon itself the power to tax an entity, which it is not authorized by law to do, thereby exceeding its lawful jurisdiction and/or acting with grave abuse of discretion. That respondent NTC has been generating income from the collection of fees from telecommunication entities in the guise of regulation is evident and that the NTC is not classified as tax generating agency of the government.”

NTC Spectrum User’s Fee, or SUF. Smart has been paying under protest the SUF, assessed by the NTC. On January 31, 2002, Smart paid about Php40 million representing SUF for 2002. On January 31, 2003, Smart paid about Php48 million representing SUF for 2003.

The above amounts and other assessments for SUF were paid under protest as Smart believes that the same are exorbitant and not reasonable for the use of the radio frequency spectrum considering the present economic conditions and the expenses incurred in the operations and maintenance of Smart’s telecommunications facilities. Also, as provided in Memorandum Circular 10-10-97 of the NTC, “the SUF shall be based on the amount of spectrum used, the type of service being offered and the economical classification of the area covered by the radio station” and Section 15 of RA 7925 is clear when it mandates that the use of the radio frequency spectrum “shall be subject to reasonable spectrum user fees”.

NTC Radio Station License, or RSL. Smart filed a petition with the NTC last March 4, 2003 for the refund or credit of overpaid RSL fees in the amount of Php31 million for the years 2000 to 2002. The overpayment was a result of the redundancy in the computation of the SUF and RSL fees.

Local franchise tax assessments. To date, Smart has received assessments for local franchise and business taxes from certain cities and municipalities in the aggregate amount of approximately Php313 million. Smart has formally protested these assessments based on the following:

  An opinion issued by the Bureau of Local Government Finance, or BLGF, dated August 13, 1998 stating that Smart should be considered exempt from the local franchise tax provided under Section 137 of the Local Government Code, which exemption shall be applicable only to local franchise and business taxes.

  R.A. 7925 was passed on February 20, 1995 after the passage of the Local Government Code. Under the ipso facto provision of R.A. 7925, the holder of a franchise granted prior to or after the effective date of R.A. 7925 is entitled to the benefit or any favorable provisions contained in any other franchises, regardless of whether such franchises were granted prior to or after the passage of R.A. 7925.

  Because Smart’s legislative franchise took effect after the effective date of the Local Government Code, the franchise tax prescribed under Section 137 thereof should be deemed to be part of the said franchise. Section 137 states that “cellular operators shall only pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise, and the said percentage shall be in lieu of all taxes on this franchise or earnings thereof.”

  In the PLDT vs. City of Davao case, the Supreme Court took cognizance of the BLGF opinion by stating that Smart’s franchise granted after the effectivity of the Local Government Code exempted it from the payment of local franchise and business taxes.

Smart’s administrative protest against the Makati and Iloilo assessments were denied, while those against the Digos and General Santos assessments in the aggregate amount of Php59,447 have not yet been decided.

Smart filed separate petitions appealing the local franchise and business tax assessments of Makati City in the amount of Php196 million for the calendar years 2000 and 2001, and in the amount of Php116 million for the calendar years 1995, 1998 and 1999. These cases have been consolidated and are now pending before Regional Trial Court, Branch 61 of Makati City.

Smart also filed a petition appealing the local franchise and business tax assessment of Iloilo City in the amount of Php0.8 million. This case is now pending before the Regional Trial Court, Branch 28 of Iloilo City.

Smart also filed a Petition for Declaratory Relief with the SC questioning an ordinance issued by the City Council of Davao on the local franchise and business taxes. The SC decided in favor of the City of Davao and Smart’s Motion for Reconsideration of said decision was denied. Smart filed with the SC a Petition for Review under Rule 45 of the 1997 Rules of Procedure to appeal the aforestated decision.

Mabuhay Satellite

Mabuhay Satellite was the respondent in an arbitration commenced by SS/L as a result of a dispute between the two parties concerning their satellite joint venture. On June 5, 2002, Mabuhay Satellite received an arbitration decision requiring Mabuhay Satellite to pay SS/L principal amount of US$10 million plus interest representing Mabuhay Satellite’s unpaid balance for the 65% equity share in the joint venture. The amount has been fully accrued and recorded in the books of Mabuhay Satellite as of March 31, 2003.

PLDT and some of its subsidiaries are involved in certain other legal actions and claims arising in the ordinary course of business. The respective managements of PLDT and said subsidiaries believe that any possible loss that they may incur as a result of such legal actions, claims and assessments not covered by an allowance for losses will not have a material effect on their respective financial positions and results of operations.

22.  Foreign Currency-Denominated Monetary Assets and Liabilities

PLDT’s and its subsidiaries’ foreign currency-denominated monetary assets and liabilities and their peso equivalents follow:

	March 31, 2003 (Unaudited)		December 31, 2002 (Audited)
	U.S. Dollar	Peso Equivalent	U.S. Dollar	Peso Equivalent
	(in millions)
Consolidated
Assets
Cash and cash equivalents	US$80	Php4,304	US$76	Php4,033
Accounts receivable	160	8,599	148	7,910
	240	12,903	224	11,943
Liabilities
Accounts payable	37	1,986	56	2,969
Accrued and other current liabilities	170	9,122	165	8,782
Notes payable	6	322	6	320
Long-term debt	2,875	152,854	2,957	156,398
Deferred credits and other noncurrent liabilities	50	2,693	50	2,676
	3,138	166,977	3,234	171,145
Net foreign currency-
denominated liabilities	US$2,898	Php154,074	US$3,010	Php159,202

Non-Consolidated
Assets
Cash and cash equivalents	US$46	Php2,454	US$49	Php2,602
Accounts receivable	118	6,313	116	6,158
	164	8,767	165	8,760
Liabilities
Accounts payable	6	342	23	1,220
Accrued and other current liabilities	46	2,476	47	2,476
Notes payable	6	322	6	320
Long-term debt	2,510	133,314	2,558	135,158
Deferred credits and other noncurrent liabilities	50	2,693	50	2,676
	2,618	139,147	2,684	141,850
Net foreign currency-
denominated liabilities	US$2,454	Php130,380	US$2,519	Php133,090

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php53.604 to US$1.00 and Php53.254 to US$1.00, the peso-dollar exchange rates as at March 31, 2003 and December 31, 2002, respectively.

23.  Financial Instruments

PLDT

Currency Swaps

In 2002 and 2001, PLDT entered into long-term principal-only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. In March 2003, PLDT entered into another long-term principal-only currency swap agreement to hedge its 2009 fixed rate notes. As of March 31, 2003 and December 31, 2002, the swaps have an aggregate notional amount of US$725 million and US$550 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its US dollar-denominated fixed rate notes into peso-denominated loan exposures at an agreed swap exchange rate. The agreed swap exchange rate is reset to the lowest Peso/US$ spot exchange rate during the term of the swap, subject to a minimum exchange rate. As of March 31, 2003 and December 31, 2002, the outstanding swap contracts have been reset to average exchange rate of Php51.787 and Php51.266, respectively. In addition, PLDT is required to make semi-annual fixed or floating swap cost payments to its counterparties, which amount to about 2.08% and 2.35% on March 31, 2003 and December 31, 2002, respectively.

The currency swap agreement relating to the 2009 fixed rate notes had been structured to include currency option contracts as well. If the Peso/US$ spot exchange rate on maturity date settles beyond an agreed threshold, PLDT will have to purchase US$ at the minimum exchange rate plus the excess above the agreed threshold rate. On the other hand, if on maturity, the Peso/US$ spot exchange rate is lower than the minimum exchange rate, PLDT will have the option to purchase at the prevailing Peso/US$ spot exchange rate.

US$575 million of the long-term currency swaps outstanding as of March 31, 2003, have been structured to include credit-linkage with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations of both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps.

As of March 31, 2003 and December 31, 2002, the aggregate mark-to-market value of the outstanding currency swaps, as confirmed by the counterparties, amounted to a net loss of Php693 million and Php461 million, respectively.

Forward Exchange Contracts

PLDT had the following aggregate outstanding short-term forward exchange contracts to buy US$ and sell Pesos as of March 31, 2003 and December 31, 2002:

	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)
Aggregate notional amount (in millions)	US$170	US$211
Weighted average forward rate	Php54.80 to US$1	Php53.94 to US$1

PLDT had the following outstanding short-term forward exchange contracts to buy JP¥ and sell US$ as of March 31, 2003 and December 31, 2002:

	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)
Aggregate notional amount (in millions)	JP¥3,072	JP¥3,296
Contracted forward rate	JP¥118.22 to US$1	JP¥115.19 to US$1

The net mark-to-market loss on all the outstanding forward exchange contracts amounted to about Php145 and Php162 million as of March 31, 2003 and December 31 2002, respectively, as confirmed by the counterparties.

Currency Option Contracts

In March 2003, PLDT utilized structures incorporating currency options to hedge the maturing principal on its 2003 and 2004 fixed rate notes. As of March 31, 2003, PLDT had outstanding currency option contracts amounting to US$125 million. The net mark-to-market loss on these outstanding currency option contracts amounted to about Php21 million as of March 31, 2003, as confirmed by counterparties.

Interest Rate Swap

In 2001, PLDT entered into a US$/Japanese yen (JP¥) swap agreement to swap the coupon on US$175 million of its fixed rate notes for a floating rate JP¥ amount. The swap was terminated in 2002 at a realized gain of Php633 million.

Smart

Currency Swaps

Smart had existing currency swap agreements with a foreign financial institution, with aggregate notional amount of US$88 million as of March 31, 2003 and December 31, 2002 and average swap rate of Php37.90 to US$1.00. Under the swaps, Smart receives fixed US dollar interest payments and pays fixed peso interest payments in semi-annual intervals up to April 2003. As of March 31, 2003 and December 31, 2002, the net mark-to-market gains on these swap agreements, as confirmed by the conterparty, amounted to about Php1,273 million and Php1,361 million, respectively, and are recognized directly through earnings.

A wholly owned subsidiary of Smart entered into complementary currency swap agreements with the same counterparty, whereby the mark-to-market value of such currency swaps offset the mark-to-market value of the currency swaps entered into by the Smart.

Forward Exchange Contracts

Smart has the following outstanding short-term forward exchange contracts to buy US$ and sell Pesos as of March 31, 2003 and December 31, 2002:

	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)
Aggregate notional amount (in millions)	US$124	US$5
Weighted average forward rate	Php56.65 to US$1	Php53.47 to US$1

The net mark-to-market loss on the outstanding forward contracts amounted to about Php139 million as of March 31, 2003, as confirmed by counterparties. The mark-to-market value as of December 31, 2002 is not material.

24.  Reportable Segments

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

We have organized our business into three main segments:

  Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries Clark Telecom, Subic Telecom, MaraTel, BCC which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global;

  Wireless — wireless telecommunications services provided through our cellular service provider, Smart, and satellite operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat; and

  Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Internet access services provided by ePLDT’s subsidiary Infocom, and e-commerce, call centers and IT-related services provided by other subsidiaries and affiliates of ePLDT, as described in Note 9 – Investments.

The segment assets as of March 31, 2003 and December 31, 2002 and results of operations of our reportable segments for the three months ended March 31, 2003 and 2002 reported under Philippine GAAP are as follows:

	Fixed Line	Wireless	Information and Communications Technology	Eliminations	Total
	(in million pesos)
As of and for the three months ended March 31, 2003 (Unaudited)
Operating revenues	12,196	11,132	361	(953)	22,736
External revenues	11,439	10,940	357	–	22,736
Inter-segment revenues	757	192	4	(953)	–
Operating expenses	8,963	7,227	432	(956)	15,666
External expenses	8,104	7,130	432	–	15,666
Inter-segment expenses	859	97	–	(956)	–
Operating income (loss)	3,233	3,905	(71)	3	7,070
Segment assets	262,159	81,142	3,364	(47,466)	299,199
Segment liabilities	164,487	40,786	3,215	(7,890)	200,598
Net cash flows provided by (used in):
Operating activities	5,395	6,170	(89)	210	11,686
Investing activities	(785)	(706)	5	(47)	(1,533)
Financing activities	(5,786)	(2,719)	178	(164)	(8,491)
Depreciation and amortization	3,293	2,417	103	–	5,813
Provision for doubtful accounts	776	348	6	–	1,130
Capital expenditures	693	1,104	10	–	1,807

As of December 31, 2002 (As restated – Note 3) and for the three months ended March 31, 2002 (Unaudited/As restated -Note 3)
Operating revenues	11,281	7,554	118	(279)	18,674
External revenues	11,232	7,324	118	–	18,674
Inter-segment revenues	49	230	–	(279)	–
Operating expenses	8,034	5,415	212	(279)	13,382
External expenses	7,804	5,366	212	–	13,382
Inter-segment expenses	230	49	–	(279)	–
Operating income (loss)	3,247	2,139	(94)	–	5,292
Segment assets	263,043	77,035	3,651	(44,171)	299,558
Segment liabilities	167,427	39,894	3,060	(6,687)	203,694
Net cash flows provided by (used in):
Operating activities	5,078	3,384	(47)	375	8,790
Investing activities	(1,099)	(3,078)	(210)	–	(4,387)
Financing activities	(4,392)	(377)	234	(375)	(4,910)
Depreciation and amortization	3,253	2,296	57	–	5,606
Provision for doubtful accounts	705	92	6	–	803
Capital expenditures	806	3,170	183	–	4,159

25.  Other Matters

a.       Interconnection Agreements

PLDT has existing interconnection agreements with nine International Gateway Facilities, or IGF operators, six Inter Exchange Carriers, or IXCs, six Cellular Mobile Telephone Systems, or CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlements with interconnecting IGF operators and CMTS operators for local calls are in the form of access charges. Settlements with interconnecting IXCs and LECs for toll calls are based on hauling and access charges, and to some extent, revenue sharing. Settlement also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area is without charges. Paging and trunk radio interconnection settlements are based on fixed charges.

b.       Proposed Metering of Local Exchange Service

The proposed metering of PLDT’s local exchange service has been temporarily suspended for further review by the NTC.

c.       U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies

In May 2002, PLDT advised AT&T Corp., or AT&T, MCI and other carriers of PLDT’s desire to increase its termination rates by August 2002. Despite numerous negotiation sessions in 2002 and 2003, AT&T and MCI refused to accept any rate increases. PLDT unilaterally extended its prior termination charges to each carrier while continuing offers to negotiate, first from August 1, 2002 to October 1, 2002, then until December 31, 2002, and then, finally, despite the lack of a written agreement from AT&T and MCI, through January 31, 2003. While nearly 100 carriers worldwide, including 23 U.S. carriers, agreed to the new termination rates and entered into new termination rate agreements with PLDT, the termination rate agreements with AT&T and MCI lapsed in December 2002, without them agreeing with PLDT on any provisional arrangement or final agreement on the new termination rates. Faced with the continuing stonewalling by AT&T and MCI, PLDT, in December 2002, was forced to notify each company that PLDT’s termination rates would finally be increased as of February 1, 2003. Because no agreement was reached with either AT&T or MCI, effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI.

On February 7, 2003, AT&T and MCI filed separate petitions with the U.S. FCC requesting the U.S. FCC to take action to protect U.S. international carriers and U.S. consumers from alleged “whipsawing” behavior occurring on the U.S.-Philippine Route. “Whipsawing” is a form of anti-competitive behavior that involves the ability of foreign carriers to obtain unduly favorable terms and conditions from U.S. international service providers by setting competing U.S. carriers against one another.

On February 7, 2003, the National Telecommunications Commission, or NTC, of the Republic of the Philippines directed Philippine carriers to take one of two different courses of action, depending on whether such carriers had effective termination rates with their counterparties. If PLDT had “existing and effective agreements with foreign telecommunication carriers relative to termination rates”, it should “comply with the terms thereof, specifically in maintaining the flow of traffic in and between circuits and facilities covered by such agreements.” If, however, the counterparty and PLDT were “without existing and effective agreements relative to termination rates,” then PLDT is “encouraged … to negotiate and conclude agreements” with the counterparty, and “the parties may agree on provisional/interim arrangements for continuity of service.” Each of AT&T and MCI immediately rejected PLDT’s offer for an interim termination rate agreement.

On March 10, 2003, the International Bureau of the U.S. FCC issued an Order on the petitions filed separately by AT&T and MCI requiring all U.S. carriers providing direct all facilities-based service on the U.S.-Philippine route to suspend payments for termination services to Philippine carriers, including PLDT, Globe Telecom, Inc., Bayan Telecommunications Philippines, Inc., Digital Telecommunications Philippines, Inc., Smart and Subic Telecom until such time as the U.S. FCC issues a Public Notice that the affected circuits of U.S. carriers on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.-international routes approved for the provision of International Simple Resale. As of March 31, 2003, receivables from U.S. carriers amounted to approximately US$19 million, of which US$8 million was attributable to PLDT, US$8 million to Smart and US$3 million to Subic Telecom.

In response to the ruling of the International Bureau of the FCC, the NTC issued a Memorandum Order dated March 12, 2003 directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

The NTC also stated in its March 12 Order that the termination rates offered by PLDT are “fair and reasonable.” These rates, US$0.12 per minute for calls terminating on the fixed-line network and US$0.16 per minute for calls terminating on mobile networks, are well below the FCC benchmark settlement rate of US$0.19 per minute for low middle income countries such as the Philippines and also substantially below the settlement rate of US$0.238 per minute suggested by the International Telecommunication Union for countries with teledensity between 1 to 5 telephones per 100 population.

On April 9, 2003, we filed with the FCC an application for review of the International Bureau’s March 10, 2003 Order.

26.  Reclassification of Accounts

We have reclassified certain accounts in 2002 to conform with our 2003 financial statements presentation.